Exhibit 2.3

Execution Version

PURCHASE AND SALE AGREEMENT

dated as of September 5, 2023

by and between

DOMINION ENERGY, INC.,

as Seller,

and

ENBRIDGE QUAIL HOLDINGS, LLC,

as Buyer

i

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

SCHEDULES

Schedule 1.1(b)	Business Employees

Schedule 1.1(c)	Company Subsidiaries

Schedule 1.1(d)	FCC Licenses

Schedule 1.1(e)	Internal Reorganization

Schedule 1.1(f)	Seller’s Knowledge

Schedule 1.1(g)	Significant Subsidiaries

Schedule 1.1(h)	State Regulatory Approvals

Schedule 1.1(i)	Target Indebtedness

Schedule l.1(j)	TSA Support Employees

Schedule 1.1(k)	Accounts Excluded from Working Capital

Schedule 2.1(b)(ii)	Working Capital Adjustment Amount

Schedule 2.1(b)(iv)	Target Capital Expenditures

Schedule 3.2(a)	Capitalization

Schedule 3.4	Other Regulatory Approvals

Schedule 3.5(c)	Financial Statements

Schedule 3.5(d)	Indebtedness

Schedule 3.7	Legal Proceedings

Schedule 3.10(a)	Employee Plans

Schedule 3.10(g)	VEBAs

Schedule 3.10(h)	Welfare Plan Exceptions

Schedule 3.11(a)	Compliance with Environmental Laws

Schedule 3.13	Material Contracts

Schedule 3.14(a)	Collective Bargaining

Schedule 3.14(d)	Stock and Pension Information

Schedule 3.14(e)	Certain Business Employee Agreements

Schedule 3.18	Sufficiency of Assets

Schedule 5.2(b)	Third-Party Consents

Schedule 5.4(a)	Conduct of Business

Schedule 5.6(b)	Primary Work Locations

Schedule 5.6(e)	Severance Benefits

Schedule 5.6(f)	Retention Agreements

Schedule 5.7(a)(iv)	Excluded Contracts

Schedule 5.7(c)(iii)	Retained Liabilities

Schedule 5.8(c)	Support Obligations

Schedule 5.16(a)	Assigned Marks

EXHIBITS

Exhibit A	Form of Assignment of Membership Interests

Exhibit B	Form of Transition Services Agreement

Exhibit C	Illustrative Calculation of Preliminary Post-Closing Payment Amount

Exhibit D	Buyer Parent Guaranty

-v-

PURCHASE AND SALE AGREEMENT

This Purchase and Sale Agreement (this “Agreement”), dated as of September 5, 2023 (the “Effective Date”), is made by and between Dominion Energy, Inc. a Virginia corporation (“Seller”), and Enbridge Quail Holdings, LLC, a Delaware limited liability company (“Buyer”).

RECITALS

WHEREAS, Seller owns all of the membership interests of Fall West Holdco LLC, a Delaware limited liability company (the “Company”);

WHEREAS, prior to the Closing, as a result of the Internal Reorganization, the Company will own, directly or indirectly, all of the issued and outstanding shares of capital stock and membership interests, as applicable, in the Company Subsidiaries;

WHEREAS, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, subject to the terms and conditions of this Agreement, all of Seller’s right, title and interest in and to all of the membership interests in the Company (the “Interests”); and

WHEREAS, concurrently with the execution of this Agreement, as a material inducement to Seller’s willingness to enter into this Agreement and consummate the Contemplated Transactions (as defined below), Enbridge Inc., a Canadian corporation (“Buyer Parent”), issued a guaranty for the benefit of Seller in the form attached hereto as Exhibit D (the “Buyer Parent Guaranty”), pursuant to which Buyer Parent guarantees to Seller all obligations of Buyer under this Agreement upon the terms and conditions set forth therein.

NOW, THEREFORE, in consideration of the premises and the agreements in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Definitions. For the purposes of this Agreement, the following words and phrases shall have the following meanings:

“Action” means any claim, action, suit or proceeding (including any arbitration proceeding) by or before any Governmental Authority.

“Adverse Consequences” means, subject to Section 10.5(f) and Section 10.5(j), all actual losses, damages, penalties, awards, fines, costs (including court costs and investigative and remedial costs), amounts paid in settlement, liabilities, obligations, Taxes, Liens, fees and expenses (including reasonable and documented attorneys’ and accountants’ fees).

“Advisors” has the meaning set forth in Section 11.8.

“Affiliate” means any Person in control or under control of, or under common control with, another Person. For purposes of the foregoing, “control,” with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or by Contract or otherwise.

“Affiliated Group” means any affiliated group within the meaning of Code section 1504(a) filing a consolidated federal Income Tax Return or any similar group filing a consolidated, combined, unitary or similar Tax Return under a comparable provision of state, local or non-U.S. Law.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Allocation” has the meaning set forth in Section 2.2(a).

“Allocation Statement” has the meaning set forth in Section 2.2(a).

“Alternative Financing” has the meaning set forth in Section 5.14(b).

“Ancillary Agreements” means, collectively, the Transition Services Agreement, the Assignment of Membership Interests, and each other certificate or document delivered by Seller or Buyer pursuant to this Agreement.

“Antitrust Laws” means the Sherman Antitrust Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914, and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Assigned Marks” means those trademarks set forth on Schedule 5.16(a), including any common law rights and goodwill represented by or connected with such trademarks, any applications and registrations thereof and any renewal rights therein.

“Assignment of Membership Interests” means the Assignment of Membership Interests to be dated as of the Closing Date and executed by Seller and Buyer, substantially in the form attached hereto as Exhibit A.

“Assumed Pension Obligations” has the meaning set forth in Section 5.6(h).

“Assumed Retiree Welfare Obligations” has the meaning set forth in Section 5.6(i).

“Balance Sheet Date” has the meaning set forth in Section 3.5(c).

“Bankruptcy and Equity Exception” has the meaning set forth in Section 3.3(b).

“Base Purchase Price” has the meaning set forth in Section 2.1(b)(i).

“Basket Amount” has the meaning set forth in Section 10.5(b).

“Burdensome Condition” means any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including any Remedial Actions): that (a) individually or in the aggregate, would have or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of Buyer and the Sale Entities, taken as a whole; (b) other than any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including any Remedial Actions) contemplated by clause (a) or clause (c), individually or in the aggregate, would or would reasonably be expected to be material and adverse to Buyer and its Affiliates taken as a whole; provided, however, that for this purpose Buyer and its Affiliates shall be deemed to be the size and scale of a hypothetical company that is the size and scale of the Sale Entities, taken as a whole, as of immediately prior to the Effective Date; or (c) individually or in the aggregate, would or would reasonably be expected to have a material adverse effect on Buyer and its Affiliates (assuming for this purpose Buyer and its Affiliates shall be deemed to be the size and scale of a hypothetical company that is the size and scale of the Sale Entities, taken as a whole, as of immediately prior to the Effective Date), related to the ownership and operation (including the financial health) of the Sale Entities, taken as a whole, after the Closing; or (d) requires the holding separate, license, sale or divestiture of any assets, categories of assets, businesses or portions of any business of Buyer or its Affiliates (not including the Sale Entities).

“Business Day” means any day other than a Saturday, a Sunday or a day on which commercial banking institutions in New York, New York are authorized or required by Law or executive order to be closed.

“Business Employees” means (a) all Sale Entity Employees, (b) all TSA Support Employees and (c) all those individuals serving in the positions generally described on Schedule 1.1(b) in support of the Sale Entities, in each case and as more fully detailed in a Business Employee listing separately provided to Buyer. Individuals who are otherwise Business Employees but who on the Closing Date are not actively at work due to a leave of absence covered by the Family and Medical Leave Act, or due to any other authorized leave of absence, other than those employees receiving long-term disability benefits, shall nevertheless be considered and treated as Business Employees. Individuals who have notified Seller of their impending retirement but who do not retire until on or after the Closing Date, and individuals receiving long-term disability benefits shall not be considered and treated as Business Employees.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.1(a).

“Buyer Material Adverse Effect” means any circumstance, change, event, occurrence or effect which would, individually or in the aggregate, prevent, or materially and adversely impede the ability of Buyer to consummate, the Contemplated Transactions.

“Buyer Parent” has the meaning set forth in the Recitals.

“Buyer Parent Guaranty” has the meaning set forth in the Recitals.

“Buyer Pension Plan” has the meaning set forth in Section 5.6(h).

“Buyer Pension Trust” has the meaning set forth in Section 5.6(h).

“Buyer Retiree Welfare Plan” has the meaning set forth in Section 5.6(i).

“Buyer Return” has the meaning set forth in Section 5.3(b)(ii).

“Cap” has the meaning set forth in Section 10.5(a).

“Capital Expenditure Adjustment Amount” has the meaning set forth in Section 2.1(b)(iv).

“Cash” means all cash and all cash equivalents, credit cards, bank deposits, amounts held in escrow, investment or securities accounts, lockboxes, certificates of deposit, marketable securities, short-term investments, treasury bills and other similar items, but excluding Restricted Cash.

“Cash Adjustment Amount” has the meaning set forth in Section 2.1(b)(iii).

“CFIUS” means the Committee on Foreign Investment in the United States, or any member agency thereof acting in its capacity as a member agency.

“CFIUS Clearance” means, after submission of the CFIUS Notice in accordance with the requirements of the CFIUS Regulations: (a) that the Parties shall have received written notice from CFIUS that the Contemplated Transactions are not a “covered transaction” within the meaning of the CFIUS Regulations, (b) the Parties shall have received written notice from CFIUS that it has determined that there are no unresolved national security concerns with respect to the Contemplated Transactions, and concluded all action under the CFIUS Regulations, or (c) if CFIUS has sent a report to the President of the United States (the “President”) requesting the President’s decision with respect to the Contemplated Transactions, either (i) the President has announced a decision not to take any action to suspend, prohibit or place any limitations on the Contemplated Transactions or (ii) the time permitted under the CFIUS Regulations for the President to take action to suspend or prohibit the Contemplated Transactions has lapsed.

“CFIUS Notice” means a joint voluntary notice with respect to the Contemplated Transactions prepared by the Parties and submitted to CFIUS pursuant to 31 C.F.R. § 800.501.

“CFIUS Regulations” means Section 721 of Title VII of the Defense Production Act of 1950 (50 U.S.C. § 4565).

“Closing” has the meaning set forth in Section 8.1.

“Closing Date” has the meaning set forth in Section 8.1.

“COBRA” has the meaning set forth in Section 5.6(t).

“Code” means the Internal Revenue Code of 1986.

“Common Parent” has the meaning ascribed to such term in Section 1504(a) of the Code and the Treasury Regulations promulgated thereunder.

“Communications Plan” has the meaning set forth in Section 11.7.

“Company” has the meaning set forth in the Recitals.

“Company Subsidiaries” means the entities set forth on Schedule 1.1(c).

“Confidential Communications” has the meaning set forth in Section 11.17.

“Confidential Information” has the meaning set forth in Section 5.10(b).

“Confidentiality Agreement” has the meaning set forth in Section 5.1.

“Consolidated Tax Return” means any Tax Return with respect to any United States federal, state, local or foreign Income Taxes that are paid on an affiliated, consolidated, combined, unitary or similar group basis.

“Contemplated Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements.

“Continuation Period” has the meaning set forth in Section 5.6(b).

“Contract” means a contract, note, bond, mortgage, deed of trust, indenture, lease, instrument or other agreement that is legally binding.

“Debt Commitment Letter” has the meaning set forth in Section 4.5(b).

“Definitive Agreements” has the meaning set forth in Section 5.14(a).

“Dominion Marks” has the meaning set forth in Section 5.7(a)(i).

“Dominion Credit Agreement” means that certain Credit Agreement, dated as of June 9, 2021, as amended by that certain First Amendment dated September 28, 2022, among Seller, Virginia Electric and Power Company, a Virginia corporation, Questar Gas Company, a Utah corporation, and Dominion Energy South Carolina, Inc., a South Carolina corporation (each as borrowers), the several banks and other financial institutions which are parties from time to time (each as lenders), JPMorgan Chase Bank, N.A., a national banking association, as administrative agent for the lenders, and the other agents party thereto.

“Effective Date” has the meaning set forth in the first paragraph of this Agreement.

“Employee Plans” has the meaning set forth in Section 3.10(a).

“Employee Retention Representation” means the representation and warranty set forth in Section 3.10(j).

“Environmental Laws” means any applicable Laws relating to pollution, protection of the environment or natural resources, or health and safety as it relates to Hazardous Substance exposure, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act

(42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. § 1801 et seq.), the Oil Pollution Act (33 U.S.C. § 2701 et seq.), the Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. § 11001 et seq.), and their state and local counterparts or equivalents.

“Environmental Permits” has the meaning set forth in Section 3.11(b).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any other Person that, together with Seller, is required to be treated as a single employer under Section 414 of the Code or Section 4001(a)(14) of ERISA.

“Estimated Closing Payment Amount” has the meaning set forth in Section 2.1(b)(vii).

“Excluded Assets” has the meaning set forth in Section 5.7(a).

“Excluded Contracts” has the meaning set forth in Section 5.7(a)(iv).

“Excluded Records” means (a) all corporate, financial, Tax, human resources and legal data and records to the extent related to the businesses of Seller or its Affiliates (other than the Sale Entities, to the extent such records can be redacted) or to the extent they contain information related to Seller or its Affiliates (other than the Sale Entities, to the extent such records can be redacted); (b) any data, software and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other Contract with a Person other than Affiliates of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Buyer has not agreed in writing to pay the fee or other consideration, as applicable; (c) any data and records relating to the sale of any of the Sale Entities, including bids received from and records of negotiations with third Persons; (d) any data and records relating to the Excluded Assets; (e) any data and records that are subject to attorney client privilege held by Seller (unless the data or records in question relate to an actual or threatened Action or investigation in relation to the Sale Entities) and (f) any data or records whereby the transfer of such data or records is prohibited by Law or by a Governmental Authority, including Laws pertaining to patient confidentiality and privacy and the confidentiality, privacy or security of protected health information (i.e., individually identifiable health information), including the Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104-191. Notwithstanding anything herein to the contrary and for the avoidance of doubt, Excluded Records shall include any Seller Consolidated Tax Returns and records or data of or relating to Seller’s Affiliated Group (except pro forma returns or separate company returns of the Sale Entities).

“Extended Termination Date” has the meaning set forth in Section 9.1(b)(i).

“FCC” means the Federal Communications Commission.

“FCC Approval” means the FCC’s approval of the change of control of the Sale Entities required in connection with any Sale Entity’s ownership of the FCC licenses set forth on Schedule 1.1(d).

“Fee Letter” has the meaning set forth in Section 4.5(b).

“Financial Statements” has the meaning set forth in Section 3.5(a).

“Financing” has the meaning set forth in Section 4.5(b).

“Financing Amounts” has the meaning set forth in Section 4.5(e).

“Financing Entities” has the meaning set forth in the definition of “Financing Parties.”

“Financing Information” means the financial statements required by paragraph 2, clauses (a)(y) and (b)(y), of Annex B to the Debt Commitment Letter.

“Financing Parties” means each debt provider (including each agent and arranger) that commits to provide Financing to Buyer or any of its Affiliates (the “Financing Entities”) pursuant to the Debt Commitment Letter, as may be amended, supplemented or replaced, and their respective Representatives and other Affiliates; provided that neither Buyer nor any of its Affiliates shall be a Financing Party.

“Fundamental Representations” means the representations and warranties set forth in (a) Section 3.1 (Organization, Standing and Corporate Power), Section 3.2 (Capitalization), Section 3.3(a) and (b) (Authority; Non-contravention) and Section 3.15 (Brokers and Other Advisors) (“Fundamental Representations of Seller”), and (b) Section 4.1 (Organization; Standing and Limited Liability Company Power), Section 4.2(a) (Authority; Non-contravention) and Section 4.4 (Brokers and Other Advisors) (“Fundamental Representations of Buyer”).

“Fundamental Representations of Buyer” has the meaning set forth in the definition of “Fundamental Representations.”

“Fundamental Representations of Seller” has the meaning set forth in the definition of “Fundamental Representations.”

“Governmental Authority” means any foreign, federal, state, local, county, municipal, provincial, multinational government or other governmental or quasi-governmental authority or regulatory body, court, tribunal, arbitrating body, governmental department, commission, board, body, self-regulating authority, bureau or agency, as well as any other instrumentality or entity designated to act for or on behalf of any of the foregoing.

“Hazardous Substance” means any substance, material, product, derivative, compound, mixture, mineral, chemical, waste, or gas (including natural gas) regulated due to a potential for harm including those defined or included within the definition of a “hazardous substance,” “hazardous waste,” “hazardous material,” “toxic chemical,” “toxic substance,” “hazardous chemical,” “extremely hazardous substance,” “pollutant,” “contaminant” or any other words of similar meaning within the context used under any applicable Environmental Law including petroleum products, mold and PFAS compounds.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Approval” means (a) the expiration or termination of any applicable waiting periods under the HSR Act or the execution of any consent agreement or other arrangement with any Governmental Authority that resolves concerns or objections under the Antitrust Laws with respect to the Contemplated Transactions and (b) any timing agreement(s) with a Governmental Authority with respect to any Antitrust Laws applicable to the consummation of the Contemplated Transactions shall have expired or otherwise not prohibit consummation of the Contemplated Transactions.

“Income Tax” means any Tax that is based on, or computed with respect to, income, earnings, capital or net worth (and any franchise Tax or other Tax in connection with doing business imposed in lieu thereof) and any related penalties, interest and additions to Tax; provided, for the avoidance of doubt, however, the term “Income Tax” shall not include any sales or use Tax.

“Income Tax Return” means any Tax Return relating to Income Taxes.

“Indebtedness” of any Person means, without duplication: (a) all obligations of such Person for borrowed money (including lines of credit or similar facilities to the extent drawn, term loans, mortgage loans, bonds, debentures and notes), (b) all obligations of a type referred to in clause (a) above which such Person has guaranteed or for which such Person is responsible or liable, as obligor or guarantor, and (c) any redemption or prepayment premiums, penalties or extraordinary fees and expenses that would be payable by Buyer (directly or indirectly) as a result of the Closing (and not as a result of actions taken by Buyer on or after the Closing) relating to any of the obligations described in clause (a); provided, however, that for the avoidance of doubt, Indebtedness shall exclude (i) any accounts payable or trade payables and (ii) any amount included in the calculation of Working Capital.

“Indebtedness Adjustment Amount” means (a) the amount equal to the Target Indebtedness less (b) the Indebtedness of the Sale Entities, as of the Closing.

“Indemnified Party” has the meaning set forth in Section 10.2.

“Indemnified Taxes” means, except to the extent taken into account in determining the Purchase Price as finally determined pursuant to Section 2.1, (a) any and all Taxes imposed on or with respect to any Sale Entity for any Pre-Closing Tax Period, (b) Taxes of any member of Seller’s Affiliated Group or any other Person (other than a Sale Entity) for which any Sale Entity becomes liable (i) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of federal, state, local or non-U.S. Law) as a result of such Sale Entity being included in a consolidated, affiliated, combined, unitary or similar group for Tax purposes prior to the Closing and (ii) as a transferee or successor, by Contract (other than commercial Contracts a principal purpose of which is not to govern the sharing of Taxes) or applicable Law (in each case of clause (ii), to the extent attributable to any event or transaction occurring before the Closing), and (c) any Transfer Taxes for which Seller is responsible pursuant to Section 5.3(a); provided, however, notwithstanding anything herein to the contrary, the term “Indemnified Taxes” shall not include (A) any Taxes to the extent that such Taxes were taken into account in the determination of the Purchase Price (as finally determined hereunder), (B) any Taxes becoming due as a result of any breach by Buyer or any of its Affiliates (including, for this purpose, any Sale Entity after the Closing) of its covenants or obligations under Section 5.3 or (C) any Transfer Taxes for which Buyer is responsible pursuant to Section 5.3(a).

“Indemnifying Party” has the meaning set forth in Section 10.2.

“Independent Auditor” means an impartial nationally recognized firm of independent certified public accountants other than a present or former accounting firm of any of the Parties or any of such Parties’ Affiliates, mutually agreed to by Buyer and Seller.

“Initial Termination Date” has the meaning set forth in Section 9.1(b)(i).

“Insurance Policies” means, collectively, all of the insurance policies maintained by the Sale Entities or by Seller or its Affiliates on behalf of the Sale Entities.

“Intellectual Property” means all patents, patent applications, trademarks, service marks, tradenames, copyrights, proprietary software, inventions, trade secrets, domain names and other proprietary items, and all goodwill, common law rights, and moral rights associated therewith.

“Interests” has the meaning set forth in the Recitals.

“Internal Reorganization” means the internal reorganization as described on Schedule 1.1(e).

“IT Assets” means all technology devices, computers, software, servers, workstations, networks, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Law” means any applicable constitutional provision, statute, ordinance or other law, rule, regulation, or interpretation of any Governmental Authority and any Order.

“Liens” means liens, charges, security interests, restrictions, options, pledges, claims, mortgages or encumbrances of any nature.

“Marked Materials” has the meaning set forth in Section 5.9(a).

“Material Adverse Effect” means any circumstance, change, event, occurrence or effect that (a) has or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, results of operations or financial condition of the Sale Entities, taken as a whole; provided, that, no circumstance, change, event, occurrence or effect, directly or indirectly, arising out of, resulting from or relating to the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Material Adverse Effect has occurred: (i) any circumstance, change, event, occurrence or effect generally impacting any of the industries or markets in which any Sale Entity operates; (ii) any enactment of, change in, or change in interpretation of, any Law or U.S. GAAP or governmental policy; (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in any financial, credit or securities markets (including changes in interest or currency exchange rates) in any region in which any Sale Entity conducts business; (iv) any change in the price of natural gas or any other raw material, mineral or commodity used or sold by any Sale Entity or in the cost of hedges relating to such prices, any change in the price of natural gas, gas transportation services or any change in customer usage patterns or customer selection of third-party suppliers for natural gas; (v) any acts of God, force majeure events, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of terrorism, armed hostilities or war; (vi) any change or effect arising from any global pandemic or pandemic affecting any region in which any Sale Entity conducts business, including the “COVID-19” pandemic, or any worsening condition; (vii) the announcement, pendency of or performance of the Contemplated Transactions, including by reason of the identity of Buyer or any communication by Buyer regarding the plans or intentions of Buyer with respect to the conduct of the business of any Sale Entity and including the impact of any of the foregoing on any relationships, contractual or otherwise, with customers, suppliers, distributors, collaboration partners, joint venture partners, employees or regulators; (viii) any action taken by Seller or any Sale Entity that is expressly required by the terms of this Agreement or with the consent or at the direction of Buyer; (ix) any failure by any Sale Entity to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to any Sale Entity (it being understood that the underlying facts or occurrences giving rise to such failure may be taken into account in determining whether there has been a Material Adverse Effect if not otherwise falling within any of the exceptions set forth in clauses (a)(i) through (a)(viii) or (a)(x) of this proviso); (x) any pending, initiated or threatened litigation relating to this Agreement or the Contemplated Transactions; or (xi) any actions taken or requirement imposed by any Governmental Authority with respect to the Required Regulatory Approvals; provided, that with respect to clauses (a)(i) through (a)(vi), such circumstance, change, event, occurrence or effect should be taken into account in determining whether a “Material Adverse Effect” has occurred or would reasonably be expected to occur to the extent they affect the Sale Entities, taken as a whole, in a disproportionate manner relative to other similarly situated participants in the business and industries in which the Sale Entities operate, in which case the incremental disproportionate impact of such circumstance, change, event, occurrence or effect may be taken into account in determining whether there has occurred a “Material Adverse Effect”; or (b) would reasonably be expected to, individually or in the aggregate, prevent or materially and adversely impede the ability of Seller to consummate the Contemplated Transactions.

“Material Contracts” means any Contract to which any Sale Entity is a party (a) that relates to or involves future expenditures, receipts or payments by any Sale Entity of more than $10,000,000 in any one (1)-year period, (b) that provides for Indebtedness or interest rate hedging of any Sale Entity, in either case, having an outstanding principal or notional amount of more than $10,000,000, (c) between any Sale Entity, on the one hand, and Seller or its Affiliates (excluding any other Sale Entity), on the other hand, that relates to or involves expected expenditures, receipts or payments by any Sale Entity of more than $1,000,000 for the year ended December 31, 2023, so long as such Contract will survive Closing, (d) that contains covenants restricting in any material respect the ability of the Sale Entities to compete in the natural gas utility business in any geographic area, (e) that grants any of the Sale Entities an equity interest in any partnership or joint venture (excluding other Sale Entities), and (f) for the pending acquisition or disposition of any business or material assets by any Sale Entity outside of the ordinary course of business.

“Measurement Time” has the meaning set forth in Section 8.1.

“Mirror Plan Period” has the meaning set forth in Section 5.6(g).

“Month of the Change” has the meaning set forth in Section 5.3(b)(vi).

“Multiemployer Plan” means a multiemployer plan, as defined in Sections 3(37) and 4001(a)(3) of ERISA.

“New Regulatory Assets/Liabilities” means, for the period from July 1, 2023 until the Measurement Time, any (i) new amounts of “regulatory assets” that are reasonably expected to be approved by the applicable regulator to be recovered through customer rates and that are accounted for, and determined, in accordance with U.S. GAAP, minus (ii) new amounts required to be recorded and accounted for as a “regulatory liability” on a balance sheet in accordance with U.S. GAAP; provided, that New Regulatory Assets/Liabilities shall exclude (x) any capitalized expenditure included in the calculation of the Capital Expenditure Adjustment Amount, (y) any asset or liability amounts included in the calculation of Working Capital, and (z) the amounts of any regulatory asset or regulatory liability included in the unaudited balance sheets of the Significant Subsidiaries and their consolidated Subsidiaries as of June 30, 2023.

“Non-Income Tax Return” means any Tax Return relating solely to Taxes other than Income Taxes.

“Objections Notice” has the meaning set forth in Section 2.2(a).

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator or Governmental Authority.

“Organizational Documents” means, with respect to any Person, the certificate or articles of incorporation or organization and by-laws, the limited partnership agreement, the partnership agreement, the limited liability company agreement, the operating agreement or the trust agreement, or such other organizational documents of such Person, including those that are required to be registered or kept in the jurisdiction of incorporation, organization or formation of such Person and which establish the legal personality of such Person.

“Parties” means Buyer and Seller and “Party” means Buyer or Seller, as applicable.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Per Claim Threshold” has the meaning set forth in Section 10.5(c).

“Permits” means all permits, licenses, certificates of authority, authorizations, approvals, registrations and other similar consents issued by or obtained from a Governmental Authority.

“Permitted Encumbrances” means (a) obligations imposed under this Agreement, (b) transfer restrictions of general applicability as may be provided under the Securities Act or other applicable Laws, and (c) transfer restrictions contained in the Organizational Documents of any Sale Entity.

“Person” means and includes an individual, a partnership, a joint venture, a corporation, a union, a limited liability company, a trust, an unincorporated organization or a Governmental Authority or any other separate legal entity recognized pursuant to Law.

“Personal Information” means any and all information that (a) alone or in combination with other information held by the Sale Entities can reasonably be used to identify an individual person, household, or device, or (b) constitutes “personal information,” “personal data” or any other equivalent term as defined or otherwise protected under applicable Laws relating to privacy and data protection.

“Post-Closing Employee Plans” has the meaning set forth in Section 5.6(g).

“Post-Closing Employer” means the entity designated by Buyer to employ Business Employees upon Closing pursuant to Section 5.6 or, in the absence of such designation, the applicable Sale Entity.

“Post-Closing Offer” means an offer of employment, given by Post-Closing Employer or its Affiliate on terms that conform to the requirements of Section 5.6.

“Post-Closing Payment Amount” has the meaning set forth in Section 2.1(c)(ii)(A)-(B).

“Post-Closing Tax Period” means any Taxable Period beginning after the Closing Date and, for any Straddle Period, the portion of such Straddle Period that begins the day after the Closing Date.

“Pre-Closing Tax Period” means any Taxable Period ending on or before the Closing Date and, for any Straddle Period, the portion of such Straddle Period that ends on, and includes, the Closing Date.

“Preliminary Post-Closing Payment Amount” means an aggregate amount (which may be positive or negative) equal to (a) the Indebtedness Adjustment Amount, plus (b) the Working Capital Adjustment Amount, plus (c) the Capital Expenditure Adjustment Amount, plus (d) the Cash Adjustment Amount, plus the New Regulatory Assets/Liabilities. An illustrative example calculation of the Preliminary Post-Closing Payment Amount is attached hereto as Exhibit C.

“President” has the meaning set forth in the definition of “CFIUS Clearance.”

“PSNC Closing” means the closing date of the sale by Seller and the purchase by Enbridge Parrot Holdings, LLC of the issued and outstanding shares of capital stock in Public Service Company of North Carolina, Incorporated.

“Purchase Price” has the meaning set forth in Section 2.1(b)(i).

“Reasonable Efforts” means commercially reasonable efforts.

“Records” means the data and records of the Sale Entities (other than the Excluded Records), to the extent relating primarily to the Sale Entities.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Substance into the environment.

“Releasee” has the meaning set forth in Section 11.16.

“Remedial Action” has the meaning set forth in Section 5.2(a)(iv).

“Representatives” has the meaning set forth in Section 5.13(b).

“Required Regulatory Approvals” means HSR Approval, FCC Approval, CFIUS Clearance and State Regulatory Approvals.

“Restraint” has the meaning set forth in Section 9.1(b)(ii).

“Restricted Cash” means, with respect to any Person as of any particular date, cash or cash equivalents that are required to be held as cash or cash equivalents by such Person to satisfy any applicable regulatory or contractual requirements as of such date.

“Retained Liabilities” has the meaning set forth in Section 5.7(c).

“Sale Entity” or “Sale Entities” means each of, or collectively, as applicable, the Company and the Company Subsidiaries.

“Sale Entity Employee” means any individual who, immediately prior to the Closing, is employed by any of the Sale Entities.

“Securities Act” means the Securities Act of 1933.

“Seller” has the meaning set forth in the first paragraph of this Agreement.

“Seller Consolidated Tax Return” means any Consolidated Tax Return that includes a Sale Entity, on the one hand, and Seller or any Affiliate of Seller (other than another Sale Entity), on the other hand.

“Seller Existing Assets” means any of Seller’s or its Affiliates’ assets and businesses as of the Effective Date, excluding (a) the Sale Entities after the Closing and (b) Public Service Company of North Carolina, Incorporated, a South Carolina corporation, and Dominion Energy Questar Corporation, a Utah corporation, and their respective Subsidiaries, in each case, after the closing of the sale of such entities to an Affiliate of Buyer.

“Seller Indemnified Parties” has the meaning set forth in Section 10.1(b).

“Seller LTI Award” has the meaning set forth in Section 5.6(c).

“Seller Non-Income Return” has the meaning set forth in Section 5.3(b)(i).

“Seller Pre-Closing Taxes” has the meaning set forth in Section 5.3(b)(i).

“Seller Releasing Parties” has the meaning set forth in Section 11.16.

“Seller Return” has the meaning set forth in Section 5.3(b)(i).

“Seller Straddle Taxes” has the meaning set forth in Section 5.3(b)(ii).

“Seller’s Counsel” means McGuireWoods LLP.

“Seller’s Knowledge” means the actual knowledge (as opposed to any constructive or imputed knowledge) after due inquiry of the Persons listed on Schedule 1.1(f).

“Services Agreement” means that certain DES Services Agreement, dated January 1, 2018, entered into between Questar Gas Company and Dominion Energy Services, Inc.

“Significant Subsidiaries” means the entities identified as “Significant Subsidiaries” on Schedule 1.1(g).

“State Regulatory Approval” means any required consent or approval of the Governmental Authorities set forth on Schedule 1.1(h) of the change of control of the Sale Entities and the Contemplated Transactions.

“Straddle Period” means any Taxable Period that begins on or before the Closing Date and ends after the Closing Date.

“Subsidiary” of a Person means (a) any corporation, association or other business entity (whether or not incorporated) of which fifty percent (50%) or more of the total voting power of shares or other voting securities outstanding thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof), and (b) any partnership or limited liability company of which such Person or one or more of the other Subsidiaries of such Person (or any combination thereof) is a general partner or managing member.

“Support Obligation Payment” has the meaning set forth in Section 5.8(c).

“Support Obligations” has the meaning set forth in Section 5.8(c).

“Target Indebtedness” means the amount set forth in Schedule 1.1(i) corresponding to the applicable month of the Closing Date.

“Tax Proceeding” has the meaning set forth in Section 5.3(d)(i).

“Tax Representations” means the representations and warranties set forth in Section 3.9 (Tax Matters).

“Tax Return” means any return, declaration, report, statement, form, claim for refund, or other document, together with all amendments and supplements thereto (including all related and supporting information) required to be filed with a Governmental Authority in respect of Taxes.

“Taxable Period” means any taxable year or any other period with respect to which any Tax may be imposed under any Law.

“Taxes” mean all federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, excise, severance, transfer, registration, stamp, occupation, premium, property, windfall profits, fuel, gas import, customs, duties, value added, alternative or add on minimum, estimated, or other taxes of any kind whatsoever imposed by any Governmental Authority, together with any interest, penalty, or addition thereto, and the term “Tax” means any one of the foregoing Taxes.

“Taxing Authority” means any Governmental Authority responsible for the administration, imposition or collection of any Tax.

“Termination Date” means the Initial Termination Date or, if either Buyer or Seller has elected to extend the Initial Termination Date to the Extended Termination Date pursuant to Section 9.1(b)(i), the Extended Termination Date, as applicable.

“Termination Fee” means $106,937,500.

“Title IV Plan” has the meaning set forth in Section 3.10(f).

“Trademark Assignment” has the meaning set forth in Section 5.16(a).

“Transfer Tax” means any sales, use, transfer, real property transfer, recording, stock transfer and other similar Tax and fees, including any interest, penalty or addition thereto, whether disputed or not; provided, however, that the term “Transfer Tax” shall not include any Income Tax.

“Transition Services Agreement” means that certain Transition Services Agreement to be dated as of the Closing Date by and between Seller and Buyer, substantially in the form attached hereto as Exhibit B

“Treasury Regulations” means the regulations promulgated by the United States Treasury Department under the Code.

“TSA Support Employees” means those individuals serving in the positions generally described on Schedule 1.1(j) in support of the Sale Entities, who remain with Seller to provide services designated under the Transition Service Agreement, and who will receive a Post-Closing Offer in conformity with Section 5.6(a), in each case and as more fully detailed in a TSA Support Employee listing separately provided to Buyer.

“Union” has the meaning set forth in Section 3.14(a).

“U.S. GAAP” means accounting principles generally accepted in the United States of America.

“Working Capital” means, as of the Measurement Time, the current assets of the Sale Entities less the current liabilities of the Sale Entities in each case, calculated in accordance with GAAP, excluding, in each case, (a) Excluded Assets, (b) Retained Liabilities that are incurred, whether or not reported or paid, (c) accounts payable and receivable between the Sale Entities and

Seller or its Affiliates (other than the Sale Entities) except for any such accounts payable and receivable that survive the Closing, (d) any Income Tax asset or receivable, (e) any Income Tax liability or payable, (f) any amounts included in the calculation of Cash or Indebtedness, and (g) and any accounts set forth in Schedule 1.1(k).

“Working Capital Adjustment Amount” has the meaning set forth in Section 2.1(b)(ii).

Section 1.2 Terms Generally. Unless otherwise required by the context in which any term appears:

(a) Capitalized terms used in this Agreement shall have the meanings specified in this Article I.

(b) The singular shall include the plural, the plural shall include the singular, and the masculine gender shall include the feminine and neutral genders and vice versa.

(c) References to “Articles,” “Sections,” “Schedules” or “Exhibits” shall be to articles, sections, schedules or exhibits of or to this Agreement unless stated otherwise, and references to “paragraphs” or “clauses” shall be to separate paragraphs or clauses of the section or subsection in which the reference occurs.

(d) The words “herein,” “hereof” and “hereunder” shall refer to this Agreement as a whole and not to any particular section or subsection of this Agreement; and the words “include,” “includes” or “including” shall mean “including, without limitation.”

(e) The word “or” will have the inclusive meaning represented by the phrase “and/or”; and “shall” and “will” mean “must,” and shall have equal force and effect and express an obligation.

(f) “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing in a visible form.

(g) The term “day” shall mean a calendar day, commencing at 12:00 a.m. (local time in New York, New York). The term “month” shall mean a calendar month; provided that when a period measured in months commences on a date other than the first day of a month, the period shall run from the date on which it starts to the corresponding date in the next month and, as appropriate, to succeeding months thereafter. Whenever an event is to be performed or a payment is to be made by a particular date and the date in question falls on a day which is not a Business Day, the event shall be performed, or the payment shall be made, on the next succeeding Business Day; provided, however, that all calculations shall be made regardless of whether any given day is a Business Day and whether or not any given period ends on a Business Day. Time is of the essence in this Agreement.

(h) All references to a particular entity shall include such entity’s permitted successors and permitted assigns unless otherwise specifically provided herein.

(i) All references herein to any Law (including, for the avoidance of doubt, the Code) or to any Contract shall be to such Law or Contract as amended, supplemented or modified from time to time, and with respect to any Law, shall include the rules and regulations promulgated thereunder, in each case, unless otherwise specifically provided herein.

(j) The titles of the articles, sections, schedules and exhibits herein have been inserted as a matter of convenience of reference only, and shall not control or affect the meaning or construction of any of the terms or provisions hereof.

(k) This Agreement was negotiated and prepared by both of the Parties with advice of counsel to the extent deemed necessary by each Party; the Parties have agreed to the wording of this Agreement; and none of the provisions hereof shall be construed against any Party on the ground that such Party is the author of this Agreement or any part hereof.

(l) The Schedules and Exhibits hereto are incorporated in and are intended to be a part of this Agreement; provided, however, that in the event of a conflict between the terms of any Schedule or Exhibit and the terms of Article I through Article XI of this Agreement, the terms of Article I through Article XI of this Agreement shall take precedence.

(m) The phrases “made available to Buyer,” “provided to Buyer” or other similar phrases shall mean made and remaining available to Buyer in the virtual data room hosted by Intralinks under “Project Genoa” or provided to Buyer or its counsel at least one (1) day prior to the Effective Date and not removed or altered on or prior to the Effective Date.

(n) All monetary amounts contained in this Agreement refer to currency of the United States. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under U.S. GAAP.

ARTICLE II

PURCHASE AND SALE OF INTERESTS

Section 2.1 Purchase and Sale of the Interests. Subject to the terms and conditions set forth in this Agreement:

(a) Transfer of Interests. At the Closing and for the consideration specified in Section 2.1(b), Seller shall sell, convey, transfer, assign and deliver to Buyer, and Buyer shall purchase, acquire and accept from Seller all of the Interests.

(b) Purchase Price.

(i) The total consideration to be paid by Buyer for the Interests (the “Purchase Price”) shall be an amount equal to the sum of $2,950,000,000 (the “Base Purchase Price”) plus the Post-Closing Payment Amount (as determined and paid in accordance with Section 2.1(c)).

(ii) The Base Purchase Price shall be increased, dollar for dollar, by an amount equal to the total amount of the Working Capital as of the Measurement Time greater than the amounts set forth on Schedule 2.1(b)(ii) or decreased, dollar for dollar, by the amounts set forth on Schedule 2.1(b)(ii), in each case, for the applicable time period (the “Working Capital Adjustment Amount”).

(iii) The Base Purchase Price shall be increased, dollar for dollar, by an amount equal to the total Cash of the Sale Entities as of the Measurement Time (the “Cash Adjustment Amount”).

(iv) If the aggregate amount of capital expenditures (calculated in accordance with U.S. GAAP or regulatory accounting) paid in respect of the Sale Entities from January 1, 2023 until the Measurement Time exceeds or is less than the aggregate amounts of the capital expenditures in the budget set forth on Schedule 2.1(b)(iv) for the same time period, then the Base Purchase Price shall be increased or decreased, respectively, by the absolute value of such difference (the “Capital Expenditure Adjustment Amount”).

(v) The Base Purchase Price shall be (A) increased by the absolute value of the Indebtedness Adjustment Amount, if the Indebtedness Adjustment Amount is positive, or (B) decreased by the absolute value of the Indebtedness Adjustment Amount, if the Indebtedness Adjustment Amount is negative.

(vi) The Base Purchase Price shall be adjusted, dollar for dollar, by the value of the net New Regulatory Assets/Liabilities of the Sale Entities as of the Measurement Time. If the amount of such New Regulatory Assets/Liabilities as of the Measurement Time is positive, the Base Purchase Price shall be increased by the amount of the New Regulatory Assets/Liabilities. If the amount of such New Regulatory Assets/Liabilities as of the Measurement Time is negative, the Base Purchase Price shall be decreased by the amount of the New Regulatory Assets/Liabilities.

(vii) At least five (5) Business Days prior to the scheduled Closing Date, Seller shall prepare and deliver to Buyer a statement setting forth Seller’s good faith estimate of the Preliminary Post-Closing Payment Amount (the “Estimated Closing Payment Amount”).

(viii) Following Buyer’s receipt of the Estimated Closing Payment Amount, Buyer and its agents, representatives and advisors shall be permitted to review all books and records, working papers, financial records and information of Seller related to the Estimated Closing Payment Amount and shall have such access to Seller’s personnel as may be reasonably necessary to permit Buyer to review in detail the manner in which the Estimated Closing Payment Amount was calculated and prepared. If Buyer notifies Seller in writing of an objection to the Estimated Closing Payment Amount or any of the amounts included in the calculation of the Estimated Closing Payment Amount set forth therein, then Buyer and Seller shall seek in good faith to agree to revisions to the Estimated Closing Payment Amount to resolve such objection and Seller shall update and redeliver the Estimated Closing Payment Amount to reflect any such agreements no later than the Business Day immediately prior to the Closing Date.

(c) Post-Closing Payment Amount.

(i) As promptly as practical, but in no event later than ninety (90) days after the Closing Date, Buyer shall (at Buyer’s expense) prepare and deliver to Seller a statement setting forth Buyer’s good faith calculation of the Preliminary Post-Closing Payment Amount, which calculation shall be prepared in the same format and on the same basis used to prepare the Estimated Closing Payment Amount, and documentation sufficient to confirm the accuracy of such calculation.

(ii) Following Seller’s receipt of the Preliminary Post-Closing Payment Amount, Seller and its agents, representatives and advisors shall be permitted to review all books and records, working papers, financial records and information of the Sale Entities related to the Preliminary Post-Closing Payment Amount and shall have such access to Buyer’s personnel as may be reasonably necessary to permit Seller to review in detail the manner in which the Preliminary Post-Closing Payment Amount was calculated and prepared. Within thirty (30) days after Seller’s receipt of the Preliminary Post-Closing Payment Amount, Seller shall either:

(A) accept such Preliminary Post-Closing Payment Amount, in which case (1) such Preliminary Post-Closing Payment Amount shall be deemed final and shall be considered the “Post-Closing Payment Amount” for purposes of this Agreement and (2) (x) if the Post-Closing Payment Amount is greater than the Estimated Closing Payment Amount, Buyer shall pay to Seller, within five (5) Business Days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Seller, an amount equal to the difference or (y) if the Post-Closing Payment Amount is less than the Estimated Closing Payment Amount, Seller shall pay to Buyer, within five (5) Business Days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Buyer, an amount equal to the difference; or

(B) dispute such Preliminary Post-Closing Payment Amount, in which case (1) within ten (10) days of Seller’s notice to Buyer of such dispute, such dispute shall be referred to senior officers or other authorized representatives of Seller and Buyer or their respective Affiliates, for settlement of such dispute within thirty (30) days of referral, (2) if such senior officers or other authorized representatives cannot resolve the dispute within thirty (30) days, then the dispute shall be referred to the Independent Auditor and the final amount as determined by the Independent Auditor shall be deemed final and shall be considered the “Post-Closing Payment Amount” for purposes of this Agreement and (3) (x) if the Post-Closing Payment Amount is greater than the Estimated Closing Payment Amount, Buyer shall pay to Seller, within five (5) Business Days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Seller, an amount equal to the difference or (y) if the Post-Closing Payment Amount is less than the Estimated Closing Payment Amount, Seller shall pay to Buyer, within five (5) Business Days of confirmation of the Post-Closing Payment Amount, by wire transfer of immediately available funds to one or more accounts designated by Buyer, an amount equal to the difference.

(d) Withholding. Buyer shall be entitled to deduct and withhold from the consideration otherwise payable or deliverable in connection with the Contemplated Transactions, to any Person such amounts that Buyer is required to deduct and withhold with respect to any such deliveries and payments under the Code, any other Tax Law or any other applicable Law requiring the amount deducted or withheld to be deposited with a Governmental Authority; provided that if Buyer believes that it is required to deduct and withhold any amount otherwise payable to Seller in connection with the Contemplated Transactions (i) Buyer shall use Reasonable Efforts to notify Seller of Buyer’s intention to deduct or withhold (and a brief description of the reason therefor) and (ii) the Parties shall use Reasonable Efforts to cooperate to reduce or eliminate any such deduction and withholding. To the extent that amounts are so withheld, and duly and timely deposited with the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.2 Allocation.

(a) Within one hundred twenty (120) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Allocation Statement”) reflecting the allocation of the final Purchase Price, as adjusted to reflect assumed liabilities and other amounts deemed paid by Buyer for federal income Tax purposes among the separate classes of assets of the Company in a manner that is consistent with the allocation methodology provided by Section 1060 of the Code and the Treasury Regulations promulgated thereunder (the “Allocation”). Within forty-five (45) days following the receipt by Seller of the Allocation Statement, Seller shall review the Allocation and submit to Buyer in writing any objections or proposed changes to the Allocation Statement (an “Objections Notice”). Unless Seller submits an Objections Notice on or the expiration of such forty-five (45) day period, the Allocation Statement prepared and delivered to Seller pursuant to this Section 2.2(a) shall be deemed agreed upon by the Parties and shall be deemed conclusive for purposes of the Allocation.

(b) If Seller timely submits an Objections Notice in accordance with Section 2.2(a), the Parties shall negotiate in good faith and use their Reasonable Efforts to resolve such dispute. In the event the Parties are unable to resolve any dispute with respect to the Allocation Statement within twenty (20) days after the delivery of the Objections Notice, neither Buyer nor Seller will be bound by the Allocation Statement as prepared by the Buyer, and each Party may independently (and in its sole discretion) (i) determine its own allocation of the Purchase Price among the separate classes of assets of the Company, and (ii) file its Tax Returns (and Tax Returns of its Affiliates) using alternative allocations of its choosing.

(c) If the Parties ultimately agree on the Allocation Statement, (i) such Allocation Statement shall be amended as, and to the extent, Buyer and Seller mutually agree to reflect any adjustment to the Purchase Price (as adjusted to reflect assumed liabilities and other amounts deemed paid by Buyer for federal income Tax purposes), (ii) except to the extent required to comply with audit determinations of any Taxing Authority with jurisdiction over a Party, Buyer and Seller shall report the Contemplated Transactions for all required federal Income Tax and all other Tax purposes in a manner consistent with the Allocation, and (iii) Buyer and Seller shall not take any position in any Tax Return or Tax Proceeding that is inconsistent with the Allocation without the consent of the other Party; provided, however, neither Buyer nor Seller (nor any of their Affiliates) shall be required to litigate before any court or defend in any administrative proceeding (including any Tax audit or examination) any proposed deficiency or adjustment by any Taxing Authority challenging such Allocation. Provided Buyer and Seller ultimately agree on the Allocation Statement, to the extent such filings are required, (x) Buyer and Seller agree to file Internal Revenue Service Form 8594 (Asset Acquisition Statement Under Section 1060), and all federal and state Income Tax Returns, in accordance with the Allocation Statement, and (y) Buyer and Seller agree to provide the other with any information required to complete Form 8594 within fifteen (15) Business Days of the request for such information.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Schedules delivered by Seller to Buyer concurrently with the execution of this Agreement (which corresponding sections or subsections of the Schedules set forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article III to which the relevance of such item is reasonably apparent on its face), Seller represents and warrants to Buyer as follows:

Section 3.1 Organization, Standing and Corporate Power.

(a) Seller is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia and has all requisite corporate power and authority to execute this Agreement and the Ancillary Agreements and to own the Interests.

(b) Each of the Sale Entities is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Each of the Sale Entities is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Material Adverse Effect.

(c) Each of the Sale Entities has all requisite entity power and authority to enable it to own or lease its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority would not reasonably be expected to have a Material Adverse Effect.

(d) Seller has made available to Buyer true and complete copies of the Organizational Documents of the Sale Entities as in effect on the Effective Date.

Section 3.2 Capitalization.

(a) As of the Closing, Part I of Schedule 3.2(a) sets forth for each Sale Entity the identity of each of its direct owners and the respective percentage ownership interests of each. As of the Effective Date, the Company has no Subsidiaries. As of the Closing, the Company will have no Subsidiaries other than the Company Subsidiaries. None of the Sale Entities own any equity or related interest in any Person other than the other Sale Entities.

(b) Except for any Permitted Encumbrances, there are (i) no authorized or outstanding subscriptions, warrants, options, convertible securities or other rights (contingent or otherwise) to purchase or otherwise acquire from the Sale Entities, any equity interests of or in the Sale Entities, (ii) no commitments on the part of the Sale Entities to issue shares, subscriptions, warrants, options, convertible securities, limited liability company interests, membership interests, general partnership interests, limited partnership interests or other similar rights, and (iii) no equity interests of the Sale Entities are reserved for issuance for any such purpose. Except for any Permitted Encumbrances, the Sale Entities have no obligation (contingent or other) to purchase, redeem or otherwise acquire any of their respective equity securities.

(c) All the Interests have been or at the Closing shall be validly issued and are fully paid and non-assessable and are held beneficially and of record by Seller, free and clear of all Liens other than Permitted Encumbrances.

Section 3.3 Authority; Non-contravention.

(a) Seller has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution, delivery and performance of this Agreement by Seller and the consummation by Seller and the Sale Entities of the Contemplated Transactions have been duly authorized by all necessary corporate action, and no other corporate action on the part of Seller or any Sale Entity is necessary to authorize the execution, delivery and performance by Seller or any Sale Entity of this Agreement or the consummation of the Contemplated Transactions.

(b) This Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(c) The execution and delivery by Seller of this Agreement and the Ancillary Agreements does not, and neither the consummation by Seller of the Contemplated Transactions nor compliance by Seller with any of the terms or provisions hereof will:

(i) conflict with or violate any terms, conditions or provisions of the Organizational Documents of Seller or the Sale Entities;

(ii) assuming that each of the consents, authorizations and approvals referred to in Section 3.4 are obtained (and any condition precedent to any such consent, authorization or approval has been satisfied) and each of the filings referred to in Section 3.4 are made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Seller or the Sale Entities, other than any violation that would not reasonably be expected to be material to the Sale Entities, taken as a whole; or

(iii) assuming that each of the consents and notices specified in Schedule 5.2(b) is obtained or given, as applicable, result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, or any right of first refusal under, any Material Contract or result in the creation of a Lien, upon any of the properties or assets of the Sale Entities, other than any breach, default right or Lien that would not reasonably be expected to be material to the Sale Entities, taken as a whole.

Section 3.4 Governmental Approvals. Except for HSR Approval, FCC Approval, CFIUS Clearance, State Regulatory Approvals and the approvals and filings set forth on Schedule 3.4, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Seller and the consummation by Seller of the Contemplated Transactions, except those that the failure to make or obtain would not reasonably be expected to be material to the Sale Entities, taken as a whole.

Section 3.5 Financial Statements.

(a) Seller has made available to Buyer each of the following: (i) for each Significant Subsidiary, the unaudited balance sheets of such Significant Subsidiary and its consolidated Subsidiaries as of June 30, 2023; (ii) for each Significant Subsidiary, the unaudited statements of income of such Significant Subsidiary and its consolidated Subsidiaries for the three and six months ended June 30, 2023, and (iii) for Wexpro Company, its audited balance sheet and audited statement of income for it and its consolidated Subsidiaries as of and for the year ended December 31, 2022 (collectively, the “Financial Statements”). The Financial Statements have been prepared from the books and records of the Significant Subsidiaries and Wexpro Company, as applicable, in accordance with U.S. GAAP consistently applied and fairly present, in all material respects, the financial condition of the Significant Subsidiaries and Wexpro Company, as applicable, as of the respective dates thereof and the results of its operations for the period covered thereby (subject to the absence of disclosures normally made in footnotes).

(b) The Financial Statements (i) have been prepared in good faith and in accordance with Seller’s regular accounting policies, practices and methodologies applied on a consistent basis throughout, and (ii) are derived from the books and records of Seller and its Affiliates, which are maintained by Seller and its Affiliates in a manner that permits Seller to prepare consolidated financial statements of Seller and its Affiliates in accordance with U.S. GAAP.

(c) The Sale Entities do not have any liabilities which would be required to be reflected or reserved against on a balance sheet of the Company Subsidiaries prepared in accordance with U.S. GAAP, except for liabilities (i) reflected or reserved against on the unaudited balance sheet of the Significant Subsidiaries as of June 30, 2023 (the “Balance Sheet Date”) and the audited balance sheet of Wexpro Company as of December 31, 2022, (ii) incurred after the Balance Sheet Date in the ordinary course of business, (iii) as contemplated by this Agreement or otherwise arising in connection with the Contemplated Transactions, (iv) incurred under any Material Contract or Permit (but not liabilities incurred as a result of breaches of any such Material Contract or Permit by any of the Sale Entities); (v) as set forth on the financial statements set forth on Schedule 3.5(c) and (vi) that would not reasonably be expected to be material to the Sale Entities, taken as a whole.

(d) As of the Effective Date, none of the Sale Entities has any Indebtedness for borrowed money. None of the Sale Entities maintain any commitments or obligations, including contingent obligations, arising from arrangements with unconsolidated entities or persons that have or are reasonably likely to have a material current or future effect on that Sale Entity’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, cash requirements or capital resources other than those associated with (i) purchase commitments for natural gas, transportation and gathering services, (ii) surety or similar bonds, and (iii) service arrangements with affiliated variable interest entities, or similar agreements entered into in the ordinary course of business.

Section 3.6 Absence of Certain Changes. From the Balance Sheet Date to the Effective Date, (a) except in connection with the Contemplated Transactions, the business of the Sale Entities has been conducted in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any circumstance, change, event, occurrence or effect that has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.7 Legal Proceedings. There is no pending or, to Seller’s Knowledge, threatened, Action against the Sale Entities, nor is there any Order imposed upon the Sale Entities, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Material Adverse Effect.

Section 3.8 Compliance With Laws; Permits.

(a) The Sale Entities are in compliance with all applicable Laws, except for any instances of non-compliance that would not reasonably be expected to be material to the Sale Entities, taken as a whole.

(b) Except as would not reasonably be expected to be material to the Sale Entities, taken as a whole, each Sale Entity holds, and is in compliance with, all Permits required by Law for such entities to own, lease and operate its properties and assets and conduct its business as it is now being conducted. Except as would not reasonably be expected to be material to the Sale Entities, taken as a whole, all such Company Permits are in full force and effect and no suspension or cancellation of any Company Permits is pending or, to Seller’s Knowledge, threatened.

Section 3.9 Tax Matters.

(a) Each Sale Entity has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all Income Tax Returns and all other material Tax Returns required to be filed by it, and all such filed Tax Returns are true, correct and complete in all material respects.

(b) Each Sale Entity has duly paid or made provisions for the payment of all Income Taxes and all other material Taxes required to be paid (whether or not shown to be due on any Tax Returns).

(c) No audit or other administrative or court proceedings are pending with any Governmental Authority with respect to material Taxes of any Sale Entity, and no written notice thereof has been received.

(d) No written claim has been made against any Sale Entity by a Governmental Authority in any jurisdiction where any Sale Entity does not file Tax Returns that any Sale Entity is or may be subject to material taxation by such jurisdiction, which claim has not been finally resolved.

(e) There are no material Liens for Taxes upon any asset of the Sale Entities other than Liens for Taxes not yet due or delinquent or which are being contested in good faith through appropriate proceedings and for which adequate reserves have been established in accordance with U.S. GAAP.

(f) None of the Sale Entities has any liability for any material Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Tax Law) (other than as a result of being a member of an Affiliated Group of which Seller (or a Subsidiary of Seller) is the Common Parent) or as a transferee or successor or otherwise.

(g) None of the Sale Entities have requested or received a ruling, technical advice memorandum or similar ruling or memorandum from any Governmental Authority or entered into a closing agreement pursuant to Section 7121 of the Code (or any similar provision of state or local law) with respect to such Sale Entity that will have continuing effect after the Closing Date.

(h) None of the Sale Entities have been a party to any “listed transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulations Section 1.6011-4(a)(2).

(i) Since the date that precedes this Agreement by five (5) years, none of the Sale Entities has been either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355 of the Code and in a transaction intended to qualify under Section 355 of the Code.

(j) Each of the Sale Entities has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party.

(k) There is no written agreement in effect to extend the period of limitations for the assessment or collection of any material Tax for which the Sale Entities may be liable.

(l) None of the Sale Entities will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Taxable Period (or portion thereof) beginning after the Closing Date as a result of any: (i) change in method of accounting with respect to a Pre-Closing Tax Period under Section 481 of the Code (or any similar provision of state, local or non-U.S. Law), (ii) installment sale or open transaction disposition made on or prior to the Closing Date outside the ordinary course of business, (iii) prepaid amount received on or prior to the Closing Date, (iv) “deferred gain” of a Sale Entity with respect to an “intercompany transaction” effected prior to the date of the Closing described in Section 1502 of the Code in existence on the date hereof, (v) “closing agreement” as described in Section 7121 of the Code (or any similar provisions of state, local or non-U.S. Law), (vi) application of Section 965 of the Code (including an election under Section 965(h) of the Code) or (vii) the deferral of any Tax obligations pursuant to any Law intended to address the outbreak or continued presence of a contagious disease, an epidemic or a pandemic (including SARS-CoV-2 or COVID-19, or any evolutions, variants or mutations of thereof, or any other viruses (including influenza)).

(m) The representations and warranties in this Section 3.9 refer only to the past activities of the Sale Entities and are not intended to serve as representations to, or a guarantee of, nor can they be relied upon for or with respect to, and, notwithstanding anything in the Agreement to the contrary and for the avoidance of doubt, Seller will have no liability or obligation under this Agreement for any payment or indemnification with respect to, (i) the existence, amount or utilization of any net operating loss, capital loss, Tax credit, Tax basis or other Tax asset or attribute of any of the Sale Entities arising in or attributable to any Pre-Closing Tax Period, or (ii) any Taxes attributable to any Tax periods (or portions thereof) beginning after, or Tax positions taken after, the Closing (other than the representations and warranties under Sections 3.9(f), (g) and (l)).

Section 3.10 ERISA.

(a) Schedule 3.10(a) lists all of the employee benefit plans and programs (within the meaning of Section 3(3) of ERISA) and all other benefit plans and programs whether or not subject to ERISA, agreements, policies, practices or arrangements, of any kind whether written or oral, funded or unfunded, qualified or nonqualified, or domestic or foreign, including: (i) all retirement, savings and other pension plans; (ii) all health, severance, salary or benefit continuation, medical, dental, vision, hospitalization, fringe benefit, retiree medical or life insurance, disability, medical expense reimbursement, dependent care assistance, and other employee welfare plans; and (iii) all employment, consulting, bonus or other incentive, stock option, stock bonus, termination or change-in-control, retention, vacation, sick pay, paid time off and other similar plans, whether covering one person or more than one person, that are sponsored, maintained or contributed to by Seller or any ERISA Affiliate for the benefit of any current or former Sale Entity Employees, or their dependents or beneficiaries, or with respect to which Seller or any ERISA Affiliate has any liability, whether direct, indirect, actual or contingent (collectively, “Employee Plans”). Seller has delivered to Buyer accurate and complete copies of all Employee Plans and all related documents that are material to such Employee Plans and Seller agrees to provide Buyer any additional documents and information related to such Employee Plans as are reasonably requested.

(b) All Employee Plans are and have been operated at all times in material compliance with its terms and all applicable Laws, including ERISA and the Code. All required reports and descriptions have been timely filed and distributed in accordance with the applicable requirements of ERISA and the Code. No event has occurred, nor, do any circumstances exist, that could reasonably be expected to give rise to material liability, adverse taxation consequence, or civil penalty under any Laws with respect to any Employee Plan (other than the routine payment of benefits), including but not limited to a civil penalty assessed under Section 409, 502(i) or 502(l) of ERISA, or a Tax imposed under Section 4975(a) or (b), 4980B, 4980D or 4980H of the Code. With respect to each Employee Plan which is a “welfare plan” (as described in Section 3(1) of ERISA) Seller and any ERISA Affiliate has complied in all material respects with the provisions of Section 601 et seq. of ERISA and Section 4980B of the Code and any applicable state continuation coverage Laws. With respect to each Employee Plan that is a “Group Health Plan” (as defined in 29 USC section 1002(2)), such Employee Plan has been maintained and operated, in all material respects in accordance with applicable requirements of the Patient Protection and Affordable Care Act and applicable provisions of ERISA, the Code and the Public Health Service Act, including, but not limited to, compliance with the requirements of Section 4980H of the Code, as applicable. Any Employee Plan subject to Section 409A of the Code complies in all material respects with and has been administered in compliance in all material respects with such provision.

(c) All Employee Plans intended to be qualified under Section 401 of the Code have received favorable determination letters with respect to such qualified status from the Internal Revenue Service. The determination letter for each such Employee Plan remains in effect, and, to Seller’s Knowledge, nothing has occurred subsequent to the date of such determination letter, that adversely affected or could reasonably be expected to adversely affect the qualified status of the Employee Plan. All good faith and/or remedial amendments required to be made to such Employee Plans have been timely and properly made. Neither Seller nor any ERISA Affiliate has received notice of any actual or alleged violation or non-compliance with any applicable Laws related to any Employee Plan.

(d) With respect to the Employee Plans, (i) except to the extent expressly accrued on the Closing balance sheet, all contributions and premiums due through the Closing Date have been made as required under ERISA, (ii) all Persons eligible for participation in each Employee Plan have been offered the opportunity to participate in such Employee Plan, (iii) there are no pending or, to Seller’s Knowledge, threatened Actions by or on behalf of any participant in any of the Employee Plans, or otherwise involving any Employee Plan or the assets of any Employee Plan, other than routine claims for benefits, (iv) none of the Employee Plans is presently under audit or examination (nor has notice been received of a potential audit or examination) by the Internal Revenue Service, the United States Department of Labor, or any other Governmental Authority, (v) all fee and investment disclosures required under Department of Labor regulations 29 C.F.R. Section 2550.404a-5 have been timely provided to participants in any benefit plan subject to ERISA that is an employee pension benefit plan with participant-directed individual accounts and (vi) the Sale Entities have timely received fee disclosure statements from all covered retirement plan service providers as required under ERISA Section 408(b).

(e) With respect to each Employee Plan, there are no funded benefit obligations for which contributions have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with U.S. GAAP on the Financial Statements and all monies withheld from employee paychecks with respect to Employee Plans have been transferred to the appropriate Employee Plan within the time required under applicable Law. The Seller does not have any liability with respect to any collectively-bargained Employee Plans, whether or not subject to the provisions of ERISA.

(f) With respect to each Employee Plan that is subject to Title IV of ERISA (a “Title IV Plan”) or Section 430 of the Code (i) no Employee Plan is considered “at-risk”, within the meaning of Section 430(i)(4) of the Code, and to Seller’s Knowledge, no condition exists which would be expected to result in an Employee Plan becoming “at-risk” as of the last day of the current plan year of any Title IV Plan or other Employee Plan subject to Section 430 of the Code, (ii) no reportable event (within the meaning of Section 4043 of ERISA, other than an event that is not required to be reported before or within thirty (30) days of such event) has occurred or is expected to occur, (iii) there is not an accumulated funding deficiency (within the meaning of Section 302 of ERISA or Section 412 of the Code), (iv) there is no “unfunded benefit liability” (within the meaning of Section 4001(a)(18) of ERISA) and (v) the PBGC has not instituted proceedings to terminate any Title IV Plan.

(g) No Employee Plan is a (i) Multiemployer Plan, (ii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or (iii) a multiple employer welfare arrangement (as defined in Section 3(40)(A) of ERISA). No benefits under any Employee Plan are or at any time have been provided through a “voluntary employee beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(h) With respect to each Employee Plan which is a “welfare plan” (as described in Section 3(1) of ERISA) no such plan provides health or welfare benefits with respect to current or former employees of Seller or any ERISA Affiliate beyond their retirement or other termination of employment (other than coverage mandated by Law, which is paid solely by such employees or pursuant to a disclosed severance arrangement).

(i) Subject to the requirements of applicable Law, all Employee Plans (other than contractual agreements with individuals that require agreement of both parties to terminate) can be terminated pursuant to their terms without resulting in any material liability to Seller, the Buyer or their respective Affiliates for any additional contributions, penalties, premiums, fees, fines, excise taxes or any other charges or liabilities other than ordinary administrative expenses associated with plan termination and accrued benefits.

(j) With respect to the Employment Continuity Agreements or other similar change-in-control or retention agreements with Seller or its Affiliate, in each case, that are listed on Schedule 5.6(f), no “change in control” (as defined in such agreements) provision will be triggered upon Closing or any other transactions contemplated under this Agreement prior to or in connection with the Closing.

Section 3.11 Environmental Matters.

(a) Except for those matters that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Sale Entity is now and has at all times in the past five (5) years been in compliance with applicable Environmental Laws, (ii) no Sale Entity, or to Seller’s Knowledge any other Person, has Released any Hazardous Substances at any properties owned or operated by it that are currently not in compliance with, or any other property that requires remediation by any Sale Entity under, applicable Environmental Laws, (iii) no Sale Entity has received any written notices of any violation of or liability relating to Environmental Laws relating to its operations or properties that remain unresolved, and (iv) there are no Actions or investigations pending or, to Seller’s Knowledge, threatened against any Sale Entity relating to its non-compliance with or liability under, applicable Environmental Laws.

(b) Each Sale Entity has all Permits required under applicable Environmental Laws (the “Environmental Permits”) to own, lease, and operate its properties and assets and to conduct its business as currently conducted, except where the failure to obtain the same would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Except as would not reasonably be expected to have a Material Adverse Effect, with respect to the Sale Entities (i) each Environmental Permit is in full force and effect in accordance with its terms, (ii) no outstanding written notice of revocation, modification, cancellation or termination of any Environmental Permit has been received by Seller or the Sale Entities, (iii) there are no Actions pending or, to Seller’s Knowledge, threatened that seek the revocation, cancellation or termination of any Environmental Permit, and (iv) the Sale Entities are in compliance with all applicable Environmental Permits.

(d) This Section 3.11 constitutes the sole and exclusive representation and warranty of Seller regarding environmental matters, including, without limitation, all matters arising under Environmental Laws.

Section 3.12 Intellectual Property.

(a) Except as would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect to the Sale Entities: (a) (i) the conduct of the businesses of the Sale Entities as currently conducted does not infringe or otherwise violate any Person’s Intellectual Property and (ii) there is no claim of such infringement or other violation pending, or to Seller’s Knowledge, threatened in writing, against the Sale Entities, and (b) (i) to Seller’s Knowledge, no Person is infringing or otherwise violating any Intellectual Property owned by the Sale Entities and (ii) no claims of such infringement or other violation are pending or, to Seller’s Knowledge, threatened in writing against any Person by the Sale Entities.

(b) Except as has not and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect, the IT Assets owned or used by the Sale Entities (i) have not malfunctioned, failed or otherwise experienced any unauthorized access, alteration or use in the past three (3) years, and (ii) to Seller’s Knowledge, are free from any bugs, defects, or any other disabling or malicious code.

(c) Except as has not and would not reasonably be expected to result in, individually or in the aggregate, material liability to the Sale Entities taken as a whole, the Sale Entities have been in compliance with all policies of the Sale Entities and applicable Laws relating to the collection, use, processing and disclosure of Personal Information, and, in the past three (3) years, have neither received any written complaint, notice or inquiry alleging noncompliance with any such Laws or policies nor been required to notify a Governmental Authority or any affected individual of any actual or suspected unauthorized processing of any Personal Information.

(d) This Section 3.12, Section 3.7 and Section 3.18 constitute the sole and exclusive representations and warranties of Seller with respect to any actual or alleged infringement or other violation of any Intellectual Property of any other Person.

Section 3.13 Material Contracts.

(a) Each Material Contract is set forth on Schedule 3.13. Prior to the Effective Date, Seller has made available to Buyer a true and complete copy of each Material Contract.

(b) Each Material Contract is valid and binding on the Sale Entity that is a party thereto and, to Seller’s Knowledge, each other party thereto, and is in full force and effect and enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception), except where the failure to be valid, binding, enforceable and in full force and effect would not reasonably be expected to have a Material Adverse Effect. (i) The Sale Entities and, to Seller’s Knowledge, any other party thereto, have performed all obligations required to be performed by it under each Material Contract, (ii) none of the Sale Entities nor, to Seller’s Knowledge, any other party thereto, is in default under or breach of a Material Contract, and (iii) to Seller’s Knowledge, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except where such noncompliance, default or breach would not reasonably be expected to have a Material Adverse Effect.

Section 3.14 Labor.

(a) No Sale Entity is, or for the past three (3) years has been, a party to, bound by or negotiating any collective bargaining agreement or similar agreement with a labor union or similar labor organization (collectively, “Union”), and there is not, and has not been for the past three (3) years, any Union representing or purporting to represent any Business Employee or Sale Entity Employee in connection with work performed on behalf of any Sales Entity, and, to Seller’s Knowledge, no Union or group of employees is seeking or has sought to organize Business Employees or Sale Entity Employees for collective bargaining or similar purposes. The execution and delivery of this Agreement and the consummation of the Contemplated Transactions will not entitle any labor organization to any payments under any collective bargaining agreement, and Seller and its Affiliates are in compliance in all material respects with all notification and bargaining obligations pursuant to any collective bargaining agreement arising in connection with the Contemplated Transactions.

(b) (i) There are no material actions, charges or investigations pending or, to Seller’s Knowledge, threatened by or on behalf of any employee, labor organization, contingent worker or contractor alleging violations of local, state or federal Laws relating to any wage and hour, employment or labor practices, and (ii) the Sale Entities are in compliance in all material respects with all applicable Laws relating to labor and employment (including such Laws with respect to wage and hour, anti-discrimination, anti-harassment, and retaliation).

(c) No contractor or contingent worker currently performing, or who has in the last three (3) years performed, work for or on behalf of Seller or its Affiliates, has been paid a day rate or whose work has been billed to Seller or its Affiliates, on a day rate basis or any wage basis other than hourly entitled to overtime.

(d) Seller shall provide to Buyer within twenty-four (24) hours after the Effective Date a true, correct and complete list that contains the name, job title, date of hire or re-hire, as applicable, annualized base salary or hourly base wage, target bonus opportunity, long term incentive, applicable pension plan, vacation balance, as of Effective Date, exempt status, principal location of employment, leave of absence status, and all employee specific stock and pension information as outlined in Schedule 3.14(d) for each Business Employee; provided, that Seller may update such list within five (5) Business Days after the Effective Date to correct any items which may have changed within one (1) Business Day prior to the Effective Date.

(e) No Business Employee has an employment agreement, retention agreement, restrictive covenants or any change in control provision that may become applicable, or that Buyer would assume, at the close of this transaction.

Section 3.15 Brokers and Other Advisors. Except for any fees which will be paid by Seller, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee, in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Seller or any of the Sale Entities.

Section 3.16 Property. Except as would not reasonably be expected to have a Material Adverse Effect, the Sale Entities have (a) good and marketable title in fee simple to all material real property currently owned by the Sale Entities, free and clear of all Liens, other than Permitted Encumbrances, (b) a valid, binding and enforceable leasehold interest in all material real property leased or subleased to any of the Sale Entities, including the improvements thereon, free and clear of all Liens, other than Permitted Encumbrances and (c) good title to the material owned personal property reflected in the Financial Statements, free and clear of all Liens, other than Permitted Encumbrances. The Sale Entities have such easements as are necessary for the Sale Entities to operate the businesses of the Sale Entities substantially as operated on the date hereof, except as would not reasonably be expected to have a Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception. Except as would not reasonably be expected to have a Material Adverse Effect and except as may be limited by the Bankruptcy and Equity Exception, the Sale Entities are not in default under any lease or other agreement in respect of the real property owned or leased by the Sale Entities.

Section 3.17 Insurance. All Insurance Policies are in full force and effect and no Sale Entity (or Seller or its Affiliates) is in material breach of or material default under any of the Insurance Policies. To Seller’s Knowledge, no notice of cancellation has been given with respect to any such policy. The Insurance Policies are sufficient for compliance with the minimum stated requirements under all Material Contracts to which any of the Sale Entities is a party.

Section 3.18 Sufficiency of Assets. Other than with respect to (i) Excluded Assets, (ii) any Affiliate arrangements required to be terminated pursuant to Section 5.8, and (iii) any general corporate services provided pursuant to Exhibit I of the Services Agreement, as of the Closing, the assets owned, leased or licensed by the Sale Entities, together with any assets or services provided pursuant to the Transition Services Agreement and the Assigned Marks, constitute all of the assets, services, properties and rights necessary and sufficient for the Sale Entities to operate and conduct in all material respects their respective businesses immediately following the Closing consistent with the conduct of such businesses as currently conducted.

Section 3.19 No Other Representations and Warranties. Except for the representations and warranties contained in this Article III of this Agreement (including the related portions of the Schedules), none of Seller, the Sale Entities or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Seller or the Sale Entities, including any representation or warranty as to the accuracy or completeness of any information regarding the Sale Entities made available to Buyer and its representatives (including any information, documents or material delivered to Buyer or made available to Buyer in a virtual data room, management presentations or in any other form in expectation of the Contemplated Transactions) or as to the future revenue, profitability or success of the Sale Entities, or any representation or warranty arising from statute or otherwise in Law.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller as follows:

Section 4.1 Organization, Standing and Limited Liability Company Power. Buyer is a limited liability company, is duly organized, validly existing and in good standing under the Laws of Delaware. Buyer has all requisite limited liability company power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Buyer is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.2 Authority; Non-contravention.

(a) Buyer has all necessary limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Contemplated Transactions. The execution and delivery of and performance by Buyer under this Agreement, and the consummation by Buyer of the Contemplated Transactions, have been duly authorized and approved by all necessary company action by Buyer, and no other company action on the part of Buyer is necessary to authorize the execution and delivery of and performance by Buyer under this Agreement and the consummation by Buyer of the Contemplated Transactions. This Agreement has been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery hereof by Seller, constitutes a legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote or approval of the holders of any class or series of capital stock of Buyer is necessary to adopt or approve this Agreement and the Contemplated Transactions.

(b) The execution and delivery of this Agreement by Buyer does not, and neither the consummation by Buyer of the Contemplated Transactions, nor compliance by Buyer with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Organizational Documents of Buyer or (ii) assuming that each of the consents, authorizations and approvals referred to in Section 4.3 (and any condition precedent to any such consent, authorization or approval has been satisfied) is obtained or given, as applicable, and each of the filings referred to in Section 4.3 is made and any applicable waiting periods referred to therein have expired, violate any Law applicable to Buyer or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of, any Contract to which Buyer is a party, except, in the case of clauses (ii) and (iii), as would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.3 Governmental Approvals. Except for HSR Approval, FCC Approval, CFIUS Clearance, State Regulatory Approvals and the approvals set forth on Schedule 3.4, no consents or approvals of, or filings, declarations or registrations with, any Governmental Authority are necessary for the execution and delivery of this Agreement by Buyer and the consummation by Buyer of the Contemplated Transactions, other than as would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.4 Brokers and Other Advisors. Except for any fees which will be paid by Buyer, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Buyer.

Section 4.5 Sufficient Funds; Financing.

(a) On the Closing Date, Buyer will have available sufficient cash and cash equivalents and other sources of immediately available funds to deliver the Purchase Price and make the payments required by Article II and any other amounts incurred or otherwise payable by Buyer in connection with the Contemplated Transactions. Buyer expressly acknowledges and agrees that its obligations hereunder, are not subject to, or conditioned on, the receipt or availability of any funds or the Financing.

(b) Buyer has delivered to Seller true and complete copies as of the Effective Date of (i) the fully executed debt commitment letter, dated as of the Effective Date (including all exhibits and schedules thereto, the “Debt Commitment Letter”), by and among, inter alia, Buyer Parent and the Financing Parties specified therein and (ii) the executed fee letter, dated the Effective Date (the “Fee Letter”), referenced therein, relating to fees and other terms with respect to the Financing contemplated by such Debt Commitment Letter (with only fee amounts, economic terms and customary “flex” provisions redacted, none of which redacted provisions would adversely affect the conditionality, enforceability, availability, or aggregate principal amount of the Financing). The Debt Commitment Letter and the Fee Letter have been duly authorized and executed by Buyer Parent, and to the knowledge of Buyer, the other parties thereto. Pursuant to the Debt Commitment Letter, and subject to the terms and conditions thereof, the Financing Parties party thereto have committed to provide Buyer with the amounts set forth in the Debt Commitment Letter for the purposes set forth therein (the debt financing contemplated in the Debt Commitment Letter, together with any replacement financing, including any bank financing or debt or equity securities issued in lieu thereof, the “Financing”).

(c) As of the Effective Date, the Debt Commitment Letter is in full force and effect and the respective commitments thereunder have not been withdrawn, rescinded or terminated, or otherwise amended or modified in any respect and, to the knowledge of Buyer and Buyer Parent, no amendment or modification is contemplated (other than as set forth therein with respect to “flex” rights and/or to add additional lenders, arrangers, bookrunners, syndication agents and similar entities who had not executed the Debt Commitment Letter as of the Effective Date). The Debt Commitment Letter, in the form so delivered, constitutes the legal, valid and binding obligations of, and is enforceable against, Buyer or Buyer Parent and, to the knowledge of Buyer and Buyer Parent, each of the other non-affiliated parties thereto.

(d) Buyer or Buyer Parent has fully paid (or caused to be paid) any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the Effective Date, and will pay in full any such amounts as and when due and payable on or before the Closing Date. Except as expressly set forth in the Debt Commitment Letter, there are no conditions precedent to the obligations of the Financing Parties party thereto to provide the Financing or any contingencies that would permit the Financing Parties party thereto to reduce the aggregate principal amount of the Financing. Assuming the truth and accuracy of Seller’s representations and warranties as required to satisfy Seller’s Closing condition set forth in Section 6.2 and compliance by Seller with its obligations hereunder as required to satisfy Seller’s Closing condition set forth in Section 6.3, and assuming satisfaction of the conditions in Article VII (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), Buyer does not have any reason to believe that it or Buyer Parent will be unable to satisfy on a timely basis all terms and conditions to be satisfied by it in the Debt Commitment Letter on or prior to the Closing Date, nor does Buyer have knowledge as of the Effective Date that any Financing Party thereto will not perform its obligations thereunder. Except for (i) customary bond engagement letters, (ii) the redacted Fee Letter provided to Seller in accordance with clause (b) above, and (iii) any commitment letters, engagement letters and fee letters related to the permanent financing described in the Debt Commitment Letter (none of which, in the case of the foregoing clauses (i), (ii) or (iii) would adversely affect the conditionality, enforceability, availability or amount of the Financing), as of the Effective Date, there are no Contracts, agreements, “side letters” or other arrangements to which Buyer Parent, Buyer or any of its Subsidiaries is a party relating to the Debt Commitment Letter or the Financing.

(e) As of the Effective Date, no event has occurred which, with or without notice, lapse of time or both, constitutes, or would reasonably be expected to constitute, a default or breach by Buyer or, to the knowledge of Buyer, any other party thereto, of any term of the Debt Commitment Letter. Assuming the truth and accuracy of Seller’s representations and warranties as required to satisfy Seller’s Closing condition set forth in Section 6.2and compliance by Seller with its obligations hereunder as required to satisfy Seller’s Closing condition set forth in Section 6.3, and assuming satisfaction of the other conditions in Article VI (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), the Financing, when funded in accordance with the Debt Commitment Letter and giving effect to any “flex” provision in or related to the Debt Commitment Letter (including with respect to fees and original issue discount), together with cash and the other sources of immediately available funds to Buyer on the Closing Date, shall provide Buyer with cash proceeds on the Closing Date sufficient for the satisfaction of all of Buyer’s obligations under this Agreement and the Debt Commitment Letter, including the payment of the Purchase Price and the Post-Closing Payment Amount (such amounts, collectively, the “Financing Amounts”). Neither the execution and delivery of the Definitive Agreements by Buyer Parent or Buyer, nor the consummation of the Financing contemplated thereby, nor compliance by Buyer Parent or Buyer with any of the terms or provisions thereof, will result in any breach of, or constitute a default (with or without notice or lapse of time or both) under any debt instruments referred to in the Limited Conditionality Provision (as defined in the Debt Commitment Letter as of the date hereof).

Section 4.6 Legal Proceedings. There is no pending or, to the knowledge of Buyer, threatened Action against Buyer or any of its Affiliates, nor is there any Order imposed upon Buyer or any of its Affiliates, in each case, by or before any Governmental Authority, that would reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.7 No Conflicting Contracts. Neither Buyer nor any of its Affiliates is a party to any Contract to build, develop, acquire or operate any asset, or otherwise owns assets or is engaged in a business, that would reasonably be expected to hinder or cause a delay in any Governmental Authority’s granting of any of the consents, authorizations or approvals that are listed on Schedule 3.4, CFIUS Clearance, FCC Approval, HSR Approval or State Regulatory Approvals.

Section 4.8 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Sale Entities by Buyer, Buyer has received and may continue to receive from Seller certain estimates, projections, forecasts and other forward-looking information, as well as certain business plans and cost-related plan information, regarding the Sale Entities and their businesses and operations. Buyer hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, with which Buyer is familiar, that Buyer is making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Buyer has not relied upon and will not have any claim against Seller or any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, Buyer hereby acknowledges that neither Seller, nor any of its shareholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty or has or shall have any liability (whether pursuant to this Agreement, in tort or otherwise) with respect to such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans). Buyer also acknowledges that it has been provided documents and reports in a data room and has been provided other diligence information on the Sale Entities. Seller shall have no liability or obligation with respect to any such information, and Buyer is not relying on any such information, other than the express representations and warranties contained in Article III of this Agreement or in any certificate delivered by Seller pursuant to this Agreement.

Section 4.9 Investment. Buyer is acquiring the Interests for its own account, for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof as such term is used in connection with the registration provisions of the Securities Act. Buyer acknowledges that the Interests are not registered under the Securities Act, any applicable state securities Laws or any applicable foreign securities Laws, and that the Interests may not be transferred or sold except pursuant to the registration provisions of the Securities Act or applicable foreign securities Laws or pursuant to an applicable exemption therefrom and pursuant to applicable state securities Laws. Buyer (either alone or together with its Advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Interests and is capable of bearing the economic risk of such investment.

Section 4.10 Expertise. Buyer has the requisite technical, legal and operational experience, competence and capability to operate the Sale Entities as they are currently being operated and in accordance with Law and good and prudent industry practice.

Section 4.11 Independent Investigation. Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Sale Entities. Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the Contemplated Transactions, Buyer has relied solely upon its own investigation and the express representations and warranties of Seller set forth in Article III of this Agreement (including the related portions of the Schedules); and (b) none of Seller, the Sale Entities or any other Person has made any representation or warranty as to Seller, the Sale Entities or this Agreement, except as expressly set forth in Article III of this Agreement (including the related portions of the Schedules) and in any certificate delivered by Seller pursuant to this Agreement.

Section 4.12 No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV of this Agreement, none of Buyer nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of Buyer, including any representation or warranty as to the accuracy or completeness of any information regarding the Buyer made available to Seller or the Sale Entities and their representatives (including any information, documents or material delivered to Seller or the Sale Entities in expectation of the Contemplated Transactions) or as to the future revenue, profitability or success of Buyer, or any representation or warranty arising from statute or otherwise in Law.

ARTICLE V

ACCESS; ADDITIONAL AGREEMENTS

Section 5.1 Access to Information; Continuing Disclosure. From the Effective Date until the Closing and subject to applicable Law, including under Antitrust Laws, Seller shall, and shall cause its Affiliates to: (a) afford Buyer and its representatives access, at reasonable times and upon reasonable prior notice (but in no event less than two (2) Business Days’ prior written notice), during normal business hours, to the properties of the Sale Entities, the books and records of the Sale Entities, the officers of the Sale Entities and to the other officers and employees of Seller and its Affiliates who have significant responsibility for any of the Sale Entities, but only to the extent that such access does not unreasonably interfere with the business of Seller or any of its Affiliates, for any reasonable purpose, including the development of a mutually acceptable transition plan, provided, however, that Seller shall have the right to (i) have a Seller representative(s) present with Buyer and its representatives at all times that Buyer and its representatives are on any such properties, and (ii) impose reasonable restrictions and requirements on such access as necessary for safety and security purposes; and (b) furnish financial and operating data and other information reasonably requested by Buyer. Promptly upon completion of any such access by Buyer and its representatives, Buyer shall repair any damage caused by Buyer or its representatives, and indemnify and hold harmless Seller, the Sale Entities and any of their Affiliates for any Adverse Consequences incurred by Seller, the Sale Entities or any of their Affiliates caused by Buyer or its representatives during such access, including any property damage or personal injury. Notwithstanding anything in this Section 5.1 to the contrary, Seller and the Sale Entities shall not be required to (a) take any action that would constitute a waiver of the attorney-client privilege, or (b) furnish any information that Seller, the Sale Entities or any of their Affiliates are under a legal obligation not to disclose; provided that Seller shall use Reasonable Efforts to obtain consent from any applicable third parties to permit disclosure to Buyer of such information. All information furnished by or on behalf of Seller or the Sale Entities hereunder shall be subject to the terms of the Confidentiality Agreement dated as of April 13, 2023 between Seller and Enbridge (U.S.) Inc. (the “Confidentiality Agreement”). Notwithstanding anything to the contrary in this Section 5.1 or the Confidentiality Agreement, Seller and Buyer shall be permitted to disclose this Agreement and any related information to any Governmental Authority, including the Internal Revenue Service.

Section 5.2 Approvals and Other Actions.

(a) Regulatory Approvals, Litigation and Other Actions.

(i) Subject to the terms and conditions of this Agreement, Seller, on the one hand, and Buyer, on the other hand, shall each use their respective reasonable best efforts to (A) cause the Contemplated Transactions to be consummated no later than the Termination Date, (B) make promptly any necessary or advisable submissions and filings under applicable Antitrust Laws or to Governmental Authorities with respect to the Contemplated Transactions, (C) promptly furnish information required in connection with such submissions and filings to such Governmental Authorities or under such Antitrust Laws, (D) keep the other Party reasonably informed with respect to the status of any such submissions and filings to such Governmental Authorities or under Antitrust Laws, including with respect to: (w) the receipt of any non-action, action, clearance, consent, approval or waiver; (x) the expiration of any waiting period; (y) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws or other applicable Laws; and (z) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws or other applicable Laws with respect to the Contemplated Transactions, and (E) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority necessary or advisable to consummate the Contemplated Transactions no later than the Termination Date.

(ii) In furtherance and not in limitation of the foregoing: (A) each Party agrees to (x) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Contemplated Transactions as promptly as practicable following the Effective Date but in any event within twenty (20) Business Days after the Effective Date, (y) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (z) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.2(a) necessary to obtain HSR Approval no later than the Termination Date; (B) each Party agrees to (x) make or cause to be made the appropriate filings with the FCC relating to the Contemplated Transactions as promptly as practicable following the Effective Date, (y) supply as soon as practical any additional information and documentary material that may be required or requested by the FCC and (z) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.2(a) as necessary to obtain FCC Approval no later than the Termination Date; (C) each Party agrees to (x) make or cause to be made the appropriate filings relating to the State Regulatory Approvals as promptly as practicable but in any event within forty-five (45) days after the Effective Date with the applicable Governmental Authority relating to the Contemplated Transactions, (y) supply as soon as practical any additional information and documentary material that may be required or requested by such Governmental Authority and (z) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.2(a) as necessary to obtain the State Regulatory Approvals no later than the Termination Date; and (D) each Party agrees to (w) submit a draft CFIUS Notice as promptly as practicable but in any event within forty-five (45) Business Days following the Effective Date, (x) submit a final CFIUS Notice after promptly resolving all comments received from CFIUS staff on the draft CFIUS Notice, (y) submit any additional information and documentary material that may be requested by CFIUS as promptly as practicable after receipt of such request (and, in any event, in accordance with applicable regulatory requirements in the CFIUS Regulations, unless an extension is timely requested and received) and (z) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 5.2(a) as necessary to obtain CFIUS Clearance no later than the Termination Date.

(iii) Seller and Buyer shall, subject to applicable Law relating to the exchange of information: (A) promptly notify the other Party of (and if in writing, furnish the other Party with copies of) any communication to such Party from a Governmental Authority regarding the filings and submissions described in this Section 5.2(a) and permit the other Party to review and discuss in advance (and to consider in good faith any comments made by the other Party in relation to) any proposed substantive communication with any Governmental Authority regarding the filings and submissions described in this Section 5.2(a); (B) keep the other Party reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filings, investigation, or inquiry concerning the Contemplated Transactions; and (C) not independently participate in any substantive meeting or discussion with a Governmental Authority in respect of any filings, investigation or inquiry concerning the Contemplated Transactions without giving the other Party prior notice of such meeting or discussion and, unless prohibited by such Governmental Authority, the opportunity to attend and participate thereat; provided that the Parties shall be permitted to redact any correspondence, filing, submission or communication to the extent such correspondence, filing, submission or communication contains competitively or commercially sensitive information, including information relating to the valuation of the Contemplated Transactions.

(iv) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.2(a), Buyer agrees to use reasonable best efforts to take, or cause its Affiliates to take, promptly any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws or other applicable Laws that may be required by any Governmental Authority, so as to enable the Parties to close the Contemplated Transactions no later than the Termination Date, including committing to and effecting, by consent decree, hold separate orders, trust, or otherwise, (A) the sale, license, holding separate or other disposition of assets or businesses of the Sale Entities upon or after the Closing; (B) the termination, relinquishment, modification, or waiver of existing relationships, ventures, contractual rights, obligations or other arrangements of (x) Buyer or any of its Affiliates and its Subsidiaries (excluding the Sale Entities) or (y) the Sale Entities, upon or after the Closing; and (C) the creation of any relationships, ventures, contractual rights, obligations or other arrangements of (x) Buyer or any of its Affiliates and its Subsidiaries (excluding the Sale Entities) or (y) the Sale Entities, upon or after the Closing (each, a “Remedial Action”); provided, however, that, nothing in this Agreement (including any “reasonable best efforts” standard set forth in this Section 5.2), shall require Buyer or any of its Affiliates to proffer, consent to or agree to, or effect any undertaking, term, condition, liability, obligation, commitment or sanction (including any Remedial Action), that constitutes a Burdensome Condition. Without Buyer’s prior written consent, neither Seller, the Sale Entities nor any of their respective Affiliates shall proffer, consent to or agree to, or effect any Remedial Action that will affect any Sale Entity after the Closing. The Parties shall jointly devise and implement the strategy and timing for the submissions and filings described in this Section 5.2(a) in connection with the Contemplated Transactions and coordinate with respect to all meetings and communications with any Governmental Authority in connection with obtaining such clearances.

(v) In furtherance and not in limitation of the foregoing, but subject to the other terms and conditions of this Section 5.2(a), in the event that any litigation or other administrative or judicial action or proceeding is commenced, threatened or is reasonably foreseeable challenging any of the Contemplated Transactions and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the Contemplated Transactions, Buyer shall use its reasonable best efforts to take any and all action, including a Remedial Action, to avoid or resolve any such litigation, action or proceeding no later than the Termination Date. In addition, the Parties shall cooperate with each other and use their respective reasonable best efforts to contest, defend and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, delays, interferes with or restricts consummation of the Contemplated Transactions as promptly as practicable.

(vi) Following the Effective Date until the earlier of the Closing Date and the date this Agreement is terminated pursuant to Article IX, each of Buyer and Seller shall not, and shall not permit any of their respective Affiliates and Subsidiaries to, acquire or agree to acquire any rights, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) if such acquisition would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Laws with respect to the Contemplated Transactions, or would reasonably be expected to materially prevent or prohibit or impede, interfere with or delay beyond the Termination Date obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws or other applicable Laws with respect to the Contemplated Transactions; provided, however, that the foregoing shall in no way restrict the sale, merger or similar business combination of Seller as a whole.

(vii) Notwithstanding anything contained herein to the contrary, neither Seller nor its Affiliates shall under any circumstance be required in connection with this Agreement or the Contemplated Transactions to offer, accept, agree, commit to agree or consent to, any material undertaking, term, condition, liability, obligation, commitment, sanction or other measure; provided, however, that, subject to Section 5.2(a)(iv), the foregoing shall not apply to the Sale Entities so long as any required material undertaking, term, condition, liability, obligation, commitment, sanction or other measure is conditioned upon, and effective on or after, the Closing; provided, further, that Seller and its Affiliates shall only agree to any such measure with respect to the Sale Entities with the prior written consent of Buyer.

(viii) Buyer shall promptly notify Seller and Seller shall promptly notify Buyer of any notice or other communication from any Governmental Authority alleging that such Governmental Authority’s consent is or may be required in connection with or as a condition of the Contemplated Transactions.

(b) Third-Party Consents.

(i) As promptly as practicable, but in no event later than thirty (30) days after the Effective Date, the Parties, as applicable, shall make, deliver or file all other notices, requests, filings, applications, registrations, consents and authorizations listed on Schedule 5.2(b).

(ii) In fulfilling their obligations pursuant to this Section 5.2(b), the Parties shall cooperate in good faith with each other and use Reasonable Efforts to obtain all necessary consents, approvals and authorizations of all third Persons necessary to consummate the Contemplated Transactions.

(c) Seller agrees that between the Effective Date and the earlier of the Closing and the termination of this Agreement pursuant to Article IX, Seller shall not, and shall take all action necessary to ensure that none of the Sale Entities nor Seller’s directors, officers and Affiliates shall, directly or indirectly: (i) (A) solicit, initiate, encourage or accept any other proposals or offers from any Person relating to any direct or indirect acquisition or purchase of all or any portion of the capital stock or other equity or ownership interest of any Sale Entity or any material assets of the Sale Entities, other than inventory to be sold in the ordinary course of business consistent with past practice or as permitted pursuant to Section 5.4(a), (B) enter into any merger, consolidation or other business combination relating to the Sale Entities or (C) except for the Internal Reorganization, enter into a recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Sale Entities; or (ii) participate in any discussions, negotiations or other communications regarding, or furnish to any other Person any non-public information with respect to, or otherwise cooperate, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Promptly following the Effective Date, Seller shall cause each third party that received information relating to the Sale Entities in accordance with this Section 5.2(c) to promptly return or destroy all such information in accordance with the terms of the applicable confidentiality agreement.

(d) From and after the Closing, Seller will take all commercially reasonable actions, at Buyer’s sole cost and expense, reasonably requested by Buyer in order to assist in enforcing any rights under other confidentiality agreements to which Seller or any of its Affiliates (other than any of the Sale Entities) is a party and covering non-public information with respect to the Sale Entities disclosed to a Person thereunder.

Section 5.3 Certain Tax Matters.

(a) Transfer Taxes. All Transfer Taxes incurred in connection with this Agreement and the Contemplated Transactions shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer, except for any Transfer Taxes incurred in connection with the Internal Reorganization which shall be borne by Seller. Each of Buyer and Seller, as applicable, shall cooperate and, to the extent required by applicable Tax Laws, join in the execution of any such Tax Returns or other documentation with respect to Transfer Taxes, except that Tax Returns or other documentation with respect to Transfer Taxes incurred in connection with the Internal Reorganization shall be prepared by Seller.

(b) Tax Returns. Any Tax Return to be prepared pursuant to the provisions of this Section 5.3(b) shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in applicable Tax Laws. The following provisions shall govern the allocation of responsibility as between the Parties for certain Tax matters:

(i) Seller shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of each Sale Entity for all Pre-Closing Tax Periods (other than a Straddle Period) regardless of when they are to be filed (each, a “Seller Return”). With respect to any Seller Return that is a Non-Income Tax Return (each, a “Seller Non-Income Return”) filed after the Closing Date, Seller shall deliver to Buyer for its review and comment a copy of such Seller Non-Income Return for its review as soon as reasonably possible. Seller shall reasonably consider any comments provided by Buyer with respect to such Seller Non-Income Return. In no event will Buyer or any Affiliate of Buyer have any rights or access to any Tax Return or other Tax information of Seller’s Affiliated Group that does not relate to the Sale Entities, including, for the avoidance of doubt, any Seller Consolidated Tax Return (other than pro forma returns or separate company returns of the Sale Entities, which Buyer reasonably requests). Buyer shall, and shall cause each Sale Entity to, authorize and direct their respective officers to execute any and all Seller Returns required to be filed by Seller pursuant to this Section 5.3(b)(i). Seller shall timely remit or cause to be remitted to the applicable Governmental Authority (or shall pay to Buyer at least three (3) days prior to the due date for remittance to the applicable Governmental Authority) any Taxes due in respect of any Seller Return (the “Seller Pre-Closing Taxes”); provided that Seller Pre-Closing Taxes shall not include Taxes that are taken into account in the calculation of the Working Capital. For the avoidance of doubt, Seller Pre-Closing Taxes shall include any payments of estimated Taxes due with respect to any such Seller Return.

(ii) Buyer shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of each Sale Entity for all Straddle Periods (each, a “Buyer Return”). Buyer shall deliver to Seller any such Buyer Return for Seller’s review at least thirty (30) days before the date on which such Buyer Return is required to be filed, or as soon as reasonably possible if the Buyer Return is required to be filed within ninety (90) days following the Closing Date. Seller shall review any such Buyer Return within twenty (20) days after the delivery of such Buyer Return or as soon as reasonably possible if such Buyer Return is required (after taking into account all available extensions) to be filed within ninety (90) days following the Closing Date. Seller will be deemed to have approved any such Buyer Return as prepared by Buyer if it does not submit written comments within such review period. If Seller delivers comments to Buyer within such review period, Buyer and Seller shall use good faith efforts to resolve any dispute in connection with such comments. In the event Buyer and Seller are unable to agree on any such revisions within ten (10) days after Seller provides its comments, Buyer and Seller shall resolve the dispute in accordance with Section 5.3(b)(iii). At least three (3) days prior to the due date of any Buyer Return, Seller shall pay to Buyer the portion of Taxes due in respect of such Tax Returns that are allocated to the Pre-Closing Tax Period under the principles set forth in Section 5.3(b)(vi) (the “Seller Straddle Taxes”); provided that Seller Straddle Taxes shall not include Taxes that are taken into account in the calculation of the Working Capital. For the avoidance of doubt, Seller Straddle Taxes shall include any payments of estimated Taxes due with respect to any such Buyer Return.

(iii) If Buyer and Seller are unable to reach agreement within ten (10) days after receipt by Buyer of Seller’s comments with respect to a Buyer Return (or as soon as reasonably possible if such Buyer Return is required (after taking into account all available extensions) to be filed within ninety (90) days following the Closing Date), the disputed items shall be resolved by the Independent Auditor, and the Independent Auditor’s determination with respect to such matters shall be final and binding on the Parties. The Independent Auditor shall resolve the dispute in a manner consistent with the provisions of this Section 5.3(b) within twenty (20) days after the dispute has been referred to it. If the Independent Auditor is unable to resolve any disputed items before the due date for filing such Buyer Return, Buyer may file such Buyer Return as prepared by Buyer, but such Buyer Return (as filed) thereafter shall be amended to reflect the Independent Auditor’s resolution of the Parties’ dispute with respect to such Buyer Return. The fees and expenses of the Independent Auditor shall be borne by each Party in the percentage inversely proportionate to the percentage of the total items submitted for dispute that are resolved in such Party’s favor.

(iv) All Indemnified Taxes shall be the responsibility of Seller.

(v) [Intentionally Omitted.]

(vi) For purposes of this Agreement, in the case of any Taxes of any Sale Entity that are payable for a Straddle Period, the portion of such Tax which relates to the portion of such Straddle Period ending as of the Closing Date shall, in the case of any Taxes imposed on a periodic basis (such as property or ad valorem Taxes), be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period and, in the case of non-periodic Taxes (i.e., such as Taxes that are (w) based upon or related to income or receipts, (x) imposed in connection with any capital or debt restructuring, (y) imposed in connection with any sale, distribution, or other transfer or assignment of property (real or personal, tangible or intangible), or (z) payroll, withholding, excise and similar Taxes), the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall be determined based on a closing of the books at the end of the Closing Date. The portion of any Taxes of any Sale Entity attributable to a Post-Closing Tax Period shall be calculated in a corresponding manner. Notwithstanding the foregoing, if the Closing Date is any date during the month other than the first or the last day of the month, pursuant to Treasury Regulations Section 1.1502-76(b)(2)(iii), the portion of such Tax which relates to the portion of such Straddle Period ending on the Closing Date shall be determined by closing the books at the end of the preceding month and at the end of the month that includes the Closing Date (“Month of the Change”) and ratably allocating items from the Month of the Change by multiplying such entire month’s items by a fraction, the numerator of which is the number of days in the Month of the Change beginning on the first day of such month and ending on and including the Closing Date and the denominator of which is the total number of days in the Month of the Change; provided that, notwithstanding anything else to the contrary in this Agreement, the Parties agree that any Taxes arising as a result of the Internal Reorganization shall be allocated to the Pre-Closing Tax Period. At least sixty (60) days prior to the filing of any Tax Returns that include items being allocated in the Month of the Change, each of Seller and Buyer shall provide to the other party a draft schedule providing for the items and amounts arising in the Month of the Change to be prorated pursuant to Treasury Regulations Section 1.1502-76(b)(2)(iii), as well as the items and amounts to be treated as “extraordinary items” within the meaning of Treasury Regulations Section 1.1502-76, and the parties shall discuss in good faith and attempt to agree upon any such draft schedule. If any disagreement cannot be resolved by at least thirty (30) days prior to the filing of the relevant Tax Return, then such disagreement shall be resolved by the Independent Auditor and any such determination by the Independent Auditor shall be final and binding on the parties. The fees and expenses of the Independent Auditor shall be borne by the parties in a manner consistent with the provisions of Section 2.1(c).

(vii) For purposes of Treasury Regulations Section 1.1502-76(b)(1)(ii)(A) and (B) (and for purposes of similar provisions under state, local and foreign Tax Law), the Parties agree that, with respect to any Sale Entity that is a member of Seller’s Affiliated Group, the status of each such Sale Entity as a member of Seller’s Affiliated Group shall cease as of the end of the Closing Date, and each such Sale Entity shall become a member of Buyer’s Affiliated Group as of the beginning of the day immediately following the Closing Date. The Parties agree that Buyer and its Affiliates (including, following the Closing, any Sale Entity) shall not make an election under either Treasury Regulations Section 1.1502-76(b)(2)(ii)(D) or Treasury Regulations Section 1.1502-76(b)(2)(iii) to ratably allocate items (or make any similar election or ratably allocate items under any corresponding provision of state, local or foreign Law), and shall not apply the “next day” rule of Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) with respect to any item of expense or deduction incurred on the Closing Date by any Sale Entity described in Section 5.3(b)(ix). The Parties shall file, and shall cause each of their respective Affiliates and each Sale Entity to file, all federal Income Tax Returns (and to the extent permitted, all state, local and foreign Income Tax Returns) in a manner consistent with this Section 5.3(b)(vii) unless otherwise required by a change in applicable Law.

(viii) Seller and Buyer agree that, except with respect to Tax incurred by Seller upon the sale of the Interests to Buyer pursuant to this Agreement, Buyer shall be responsible for all Taxes incurred by or with respect to any Sale Entity that are not Indemnified Taxes.

(ix) Any and all deductions, the economic burden of which is borne by Seller, related to (x) any bonuses or other compensatory amounts paid by any Sale Entity in connection with the Contemplated Transactions, (y) expenses with respect to Indebtedness being paid by or on behalf of any Sale Entity in connection with the Closing, and (z) all transaction expenses and payments that are paid by or on behalf of any Sale Entity or Seller prior to or in connection with the Closing and deductible by the any Sale Entity for Tax purposes shall, to the extent “more likely than not” permitted under applicable Law (or permitted at a higher confidence level), be treated for Income Tax purposes as having been incurred by the applicable Sale Entity in, and reflected as a deduction on the Income Tax Returns of the applicable Sale Entity for, the Taxable Period or portion thereof ending on the Closing Date.

(c) Cooperation. Each Party shall provide the other Parties with such assistance as may reasonably be requested by the other Parties in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and provide the requesting Party with any records or information which may be relevant to such return, audit or examination, proceedings or determination. Any information obtained pursuant to this Section 5.3 or pursuant to any other Sections hereof providing for the sharing of information relating to or review of any Tax Return or other schedule relating to Taxes shall be subject to the terms of the Confidentiality Agreement.

(d) Tax Proceedings.

(i) Except as otherwise provided herein, in the case of any audit, examination, or other proceeding of any Sale Entity received by a Party with respect to any Taxes for which the other Party is reasonably expected to be liable pursuant to this Agreement (each, a “Tax Proceeding”), the applicable Party shall inform the other Party in writing of such Tax Proceeding within ten (10) days after the receipt of written notice thereof; provided, that failure of a Party to timely provide the other Party with written notice of such Tax Proceeding shall not reduce such other Party’s obligation to indemnify a Party or its Affiliates hereunder except to the extent that the latter Party is actually and materially prejudiced as a result of such failure to notify.

(ii) With respect to a Tax Proceeding for any Pre-Closing Tax Period (other than a Straddle Period), Buyer shall afford Seller, at Seller’s expense, the opportunity to control the conduct of such Tax Proceeding; provided, however, that Buyer shall have the right, at Buyer’s expense, to attend and participate in such Tax Proceeding, but only to the extent such Tax Proceeding pertains to a Sale Entity and does not involve Seller or any of its Affiliates. If Seller elects not to control the conduct of any such Tax Proceeding, Buyer shall control the conduct of such Tax Proceeding at Buyer’s expense, and Seller shall have the right (at Seller’s expense) to attend and participate in such Tax Proceeding. Neither Buyer nor Seller shall settle or compromise such Tax Proceeding without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned, or delayed.

(iii) With respect to a Tax Proceeding for any Straddle Period, Buyer shall control the conduct of such Tax Proceeding; provided, however, that Seller shall have the right, at Seller’s expense, to attend and participate in such Tax Proceeding, but only to the extent such Tax Proceeding pertains to a Sale Entity and does not involve Buyer or any of its Affiliates. If Buyer elects not to control the conduct of any such Tax Proceeding, Seller shall control the conduct of such Tax Proceeding at Seller’s expense, and Buyer shall have the right (at Buyer’s expense) to attend and participate in such Tax Proceeding. Neither Buyer nor Seller shall settle or compromise such Tax Proceeding without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned, or delayed.

(iv) Notwithstanding any other provision in this Agreement to the contrary, (A) Seller shall have the sole right to control, settle, and compromise all Tax Proceedings related to (1) any Tax Return of Seller or any of its Affiliates (other than the Sale Entities) and (2) any Seller Consolidated Tax Return, and (B) Buyer shall have the sole right to control, settle, and compromise all Tax Proceedings related to (1) any Tax Return of Buyer or any of its Affiliates (other than the Sale Entities) and (2) any

Consolidated Tax Return and that includes a Sale Entity, on the one hand, and Buyer or any Affiliate of Buyer (other than another Sale Entity), on the other hand. Buyer shall have no right to attend or participate in any Tax Proceeding described in Section 5.3(d)(iv)(A), or to receive copies of any correspondence or other information related to any Tax Proceeding to the extent such Tax Proceeding, correspondence, or other information includes or pertains to Seller or any of its Affiliates (other than any Sale Entity). Seller shall have no right to attend or participate in any Tax Proceeding described in Section 5.3(d)(iv)(B), or to receive copies of any correspondence or other information related to any Tax Proceeding to the extent such Tax Proceeding, correspondence, or other information includes or pertains to Buyer or any of its Affiliates (other than any Sale Entity). For the avoidance of doubt and notwithstanding anything herein to the contrary, this Section 5.3(d), and not Section 10.2, shall exclusively govern with respect to any Tax Proceeding.

(e) Tax Refunds. Except to the extent reflected as an asset (or an offset to a liability) in the determination of Purchase Price (as finally determined hereunder), any refund, credit or reduction in Taxes paid or payable by or with respect to any Sale Entity shall, when actually realized (whether by an actual receipt of refund or credit, or by actual offset against other Taxes due and payable), be paid within fifteen (15) Business Days of such realization as follows, in each case net of any reasonable, documented out-of-pocket costs (including Taxes) of Buyer or its Affiliates incurred in receiving such refund or credit: (i) to Seller if attributable to any Indemnified Taxes or other Taxes economically borne by Seller; and (ii) to Buyer if attributable to any other Taxes. To the extent any refund or credit is subsequently disallowed or required to be returned to the applicable Taxing Authority, each Party that received a payment pursuant to the preceding sentence agrees promptly to repay the amount of such refund or credit, together with any interest, penalties or other additional amounts imposed by such Taxing Authority, to the other Party. For the avoidance of doubt, no Party shall be entitled to any refunds or credits of or against any Taxes under this Section 5.3(e) unless such Party has economically borne such Taxes. For purposes of this Section 5.3(e), where it is necessary to apportion any such refund, credit or reduction between Buyer and Seller for a Straddle Period, such refund, credit or reduction shall be apportioned in the same manner that a comparable or similar Tax liability would be apportioned pursuant to Section 5.3(b)(vi). Buyer shall use Reasonable Efforts to cooperate, and shall use Reasonable Efforts to cause each of its Affiliates and each Sale Entity to cooperate, in obtaining any Tax refund that Seller reasonably believes should be available, including through filing appropriate Tax Returns and other applicable forms with the applicable Taxing Authority; provided, any refund, credit or reduction shall be for the account of Buyer (in each case, net of any reasonable, documented out-of-pocket costs (including Taxes) of Seller or its Affiliates incurred in receiving such refund, credit or reduction of Taxes) if such refund, credit or reduction arises as a result of any carry back to a Pre-Closing Tax Period (if such carry back is automatic and required by operation of applicable Tax Law) of any net operating loss, net capital loss or other tax credit, in each case, that is attributable to or arises from any taxable period (or portion thereof) commencing after the Closing Date.

(f) Other Tax Matters.

(i) Except as otherwise contemplated by this Agreement, on the Closing Date after the Closing, neither Buyer nor any of its Affiliates shall permit or otherwise allow any Sale Entity to take, any action not in the ordinary course of any Sale Entity’s business, including the making or revocation of any Tax election, the cancellation or modification of any debt, the incurrence of any “extraordinary item” (as defined in Treasury Regulations Section 1.1502-76(b)(2)(ii)(C)), the merger or liquidation of any Sale Entity or the distribution of any property in respect of any of the equity interests of any Sale Entity. After the Closing and subject to the provisions of Section 5.3(d), Buyer and its Affiliates shall not, and Buyer and its Affiliates shall not permit any Sale Entity to, take any of the following actions: (A) other than any Tax Return (or amendment thereof) that is filed pursuant to Section 5.3(b), file or amend or otherwise modify any Tax Return of any Sale Entity relating to a Pre-Closing Tax Period, (B) other than in connection with the preparation or filing of any Tax Return (or amendment thereof) that is filed pursuant to Section 5.3(b) make or change any Tax election or accounting method or practice of any Sale Entity with respect to any Pre-Closing Tax Period, (C) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency related to any Pre-Closing Tax Period, (D) make or change any Tax election or accounting method or practice with respect to, or that has retroactive effect to, any Pre-Closing Tax Period, (E) cause or permit any Sale Entity to carry back a net operating loss, Tax credit or other similar item arising in a Post-Closing Tax Period to a Pre-Closing Tax Period (unless such carry back occurs automatically and is required by operation of applicable Tax Law) or (F) make or initiate any voluntary contact with a Governmental Authority regarding Taxes with respect to any Pre-Closing Tax Period or enter into any voluntary disclosure agreement or engage in any voluntary compliance procedures with respect to any Pre-Closing Tax Period, in each case, without the prior written consent of Seller (which consent shall not be unreasonably withheld, conditioned or delayed); it being understood that Seller’s failure to consent with respect to a matter shall not be deemed to be unreasonably conditioned, withheld or delayed if such matter would have a more than de minimis adverse effect on a Seller Consolidated Tax Return.

(ii) The Parties acknowledge and agree that the purchase and sale of the Interests as contemplated by this Agreement will be treated as the purchase and sale of (A) the stock of each Company Subsidiary that is directly owned by the Company other than Dominion Gas Projects Company, LLC and (B) the assets of Dominion Gas Projects Company, LLC for federal and applicable state Income Tax purposes and neither Buyer nor any of its Affiliates will make any election pursuant to Code Section 338 or Code Section 336 with respect to any Sale Entity.

(iii) To the extent that the sale of any of the assets of the Company as contemplated by this Agreement is subject to the rules of Treasury Regulations Section 1.1502-36, Seller shall (A) make a valid and timely election under Treasury Regulations Section 1.1502-36(d)(6)(i)(A) to elect to reduce its basis in such asset to the extent necessary to avoid attribute reduction under Treasury Regulations Section 1.1502-36(d) and (B) not make any election to reattribute attributes under Treasury Regulations Sections 1.1502-36(d)(6)(i)(B) or (C). Seller shall provide a copy of any election described in this Section 5.3(f)(iii) (together with reasonable supporting documentation setting forth any relevant calculations) to Buyer at least thirty (30) days prior to the due date for such election and shall reflect any reasonable comments delivered by Buyer on such election.

(g) Tax Sharing Agreements. All Tax sharing agreements or arrangements that provide for the allocation, apportionment, sharing, or assignment of Tax liability between a Sale Entity, on the one hand, and Seller or Seller’s Affiliates (other than another Sale Entity), on the other hand, shall be terminated as of the Closing Date, such that none of Buyer or any of its Affiliates or the Sale Entities shall have any further liability thereunder.

Section 5.4 Conduct of Business of the Sale Entities.

(a) From the Effective Date until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, Seller shall cause each Sale Entity to (i) conduct its business in all material respects in the ordinary course of business, unless otherwise contemplated by this Agreement or with the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed) and (ii) use its Reasonable Efforts to preserve and maintain its relationships with licensors, contractors, suppliers, dealers, customers, employees, Governmental Authorities and others having material business relationships with such Sale Entity. Except as required by this Agreement, by any Material Contract in effect as of the Effective Date and set forth in the Schedules, applicable Law, any Governmental Authority or any Permit or as set forth on Schedule 5.4(a), from the Effective Date until the earlier of the Closing and the termination of this Agreement pursuant to Article IX, without the consent of Buyer, which consent will not be unreasonably withheld, conditioned or delayed, Seller shall not cause or permit any Sale Entity to:

(i) sell, transfer, convey, license, abandon, let lapse or otherwise dispose of any assets or properties, other than sales, transfers, conveyances or other dispositions (A) of obsolete or surplus assets, (B) in accordance with any existing Contract, (C) other than with respect to Intellectual Property, that do not exceed $5,000,000 in the aggregate, (D) with respect to Intellectual Property, the grant of non-exclusive licenses in the ordinary course of business consistent with past practice, or (E) pursuant to the Internal Reorganization;

(ii) modify or amend in any material respect, terminate or waive any material right under any Material Contract, or enter into a Contract that would have been a Material Contract had it been entered into prior to the Effective Date, except for (A) any renewals or extensions of existing Contracts on substantially the same terms as such existing Contract, (B) any Contracts entered into in the ordinary course of business (other than the types of contracts specified in clause (d), (e) or (f) of the definition of “Material Contract”), (C) any Contracts with respect to capital expenditures in the ordinary course of business, (D) any Contract necessary or required to effect the Internal Reorganization, and (E) termination of any Contracts with Affiliates pursuant to Section 5.8;

(iii) amend the Organizational Documents of any Sale Entity, except for immaterial or ministerial amendments or in order to effectuate the Internal Reorganization;

(iv) except for any Indebtedness that will be repaid in full prior to Closing, incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Sale Entities, except for Indebtedness for borrowed money incurred in the ordinary course of business consistent with past practice;

(v) create or incur any Lien material to the Company or any of its Subsidiaries, taken as a whole, other than Permitted Encumbrances incurred in the ordinary course of business consistent with past practice;

(vi) make any capital expenditures outside the ordinary course of business except in the event of an emergency situation or to address human health and safety issues;

(vii) except as may be required to effect the Internal Reorganization, make any acquisitions (including by merger) of the capital stock, equity securities, membership interests or a material portion of the assets of any other Person;

(viii) increase in any respect the compensation of any Business Employee (provided that payments of bonuses and other grants and awards made in the ordinary course of business shall not constitute an increase in compensation), except (A) in the ordinary course of business consistent with past practice, but under no circumstances will such increase exceed three percent (3%) of a Business Employee’s annual salary or hourly rate unless Buyer agrees seven (7) days prior to such increase, (B) as required pursuant to applicable Law or the terms of any Employee Plans or other employee benefit plans or arrangements in effect on the Effective Date and (C) annual cost-of-living, merit, new hire, promotion or similar increases in salaries, wages and benefits of employees made in the ordinary course of business and consistent with past practice, but under no circumstances will such increase exceed three percent (3%) of a Business Employee’s annual salary or hourly rate without the prior written consent of Buyer, such consent not to be unreasonably withheld, delayed or condition) at least seven (7) days prior to such increase;

(ix) (A) hire or engage any individual who would be a Business Employee and whose annual base compensation is expected to exceed $175,000, (B) terminate the employment or service provider relationship of any Business Employee other than a termination for cause, or (C) cause any Business Employee to cease providing services primarily for Seller or any of its Affiliates, in each case other than in the ordinary course of business;

(x) adopt or amend any Employee Plans (except as required by Law or for immaterial or ministerial amendments; provided, however, that if any such amendment is made, copies of such amendments are promptly provided to Buyer);

(xi) (A) become a party to, establish, adopt or enter into any collective bargaining or other labor union Contract or (B) amend or modify any collective bargaining or other labor union Contract in effect on the Effective Date;

(xii) make any material change to its methods of accounting, except as required by U.S. GAAP (or any interpretation thereof), as required by a Governmental Authority or as required by applicable Law;

(xiii) split, combine or otherwise change its capital stock, partnership interests or membership interests, as the case may be, or redeem any of its capital stock, partnership interests or membership interests, as the case may be;

(xiv) except as may be required to effect the Internal Reorganization, issue, sell, grant any shares of, dispose of, transfer or create any Lien on its capital stock, partnership interests or membership interests, as applicable, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any shares of its capital stock, partnership interests or membership interests, as applicable, or any rights, warrants or options to purchase any shares of its capital stock, partnership interests or membership interests, as applicable, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for, any shares of its capital stock, partnership interests or membership interests, as applicable;

(xv) redeem, purchase or otherwise acquire any of its outstanding shares of capital stock, partnership interests or membership interests, as applicable, or any rights, warrants or options to acquire any shares of its capital stock, partnership interests or membership interests, as applicable, except pursuant to any Contract in effect as of the Effective Date;

(xvi) (A) make any material Tax election inconsistent with past practice, (B) change or revoke any material Tax election, (C) settle or otherwise compromise any Tax claims, audits, assessments or controversies with respect to a material amount of Taxes, (D) adopt or change any material method of Tax accounting, (E) file any amended material Tax Return, (F) enter into any closing or similar agreement with any Taxing Authority with respect to a material amount of Taxes, (G) surrender any right to claim a refund with respect to a material amount of Taxes, or (H) agree to an extension or waiver of the statute of limitations with respect to any material Taxes;

(xvii) waive, release, assign, settle or compromise any material claim against the Sale Entities, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages that do not exceed $5,000,000 (net of insurance) in each instance, (B) do not impose any material obligations on the business or operations of the Sale Entities, taken as a whole, and (C) do not involve any admission of wrongdoing;

(xviii) adopt a plan or agreement of complete or partial liquidation or dissolution;

(xix) accelerate the collection of or discount any accounts receivable, delay the payment of accounts payable or defer expenses, reduce inventories or otherwise increase Cash on hand, except, in each case, in the ordinary course of business consistent with past practice;

(xx) (x) enter into any material lease for real personal property that provides for a remaining term of more than one (1) year or (y) modify or amend the terms of any material operating lease to provide for a remaining term of more than one (1) year, in each case other than in the ordinary course of business;

(xxi) declare, set aside, make or pay any non-cash dividend or other distribution on or with respect to any capital stock or other equity or ownership interest, except with respect to any Excluded Assets or Retained Liabilities or as otherwise contemplated by this Agreement or the Internal Reorganization;

(xxii) subject any of the Sale Entities to any bankruptcy, receivership, insolvency or similar proceeding;

(xxiii) make any material modification to the Internal Reorganization; or

(xxiv) enter into an agreement to do any of the things described in clauses (i) through (xxiii) above.

(b) Between the Effective Date and the Closing, Seller shall (i) keep Buyer promptly informed of any filings, material communication or meeting with any Governmental Authority with respect to rate cases affecting any Sale Entity, including any settlements related thereto, (ii) provide copies, if requested by Buyer, of any material filings submitted to any Governmental Authority in connection with such rate cases, (iii) consult with Buyer and give Buyer a reasonable opportunity, within the time constraints imposed in such rate cases, to comment on proposed material filings submitted to any Governmental Authority in connection with such rate cases, which comments Seller shall consider in good faith and (iv) at the request of Buyer and subject to Seller’s reasonable discretion, provide Buyer or its counsel a reasonable opportunity to observe any material meeting. Buyer shall have the opportunity to review and comment to Seller on all economic aspects of any rate case filing, including any filings or settlements related thereto. Buyer shall have the right to approve (which approval shall not be unreasonably withheld, conditioned or delayed) any settlement of any base rate case only to the extent such settlement would reasonably be expected to materially and adversely affect the Sale Entities, taken as a whole, after the Closing.

Section 5.5 Notice of Changes. From the Effective Date until the Closing, each Party shall promptly advise the other Party in writing with respect to any fact, event or circumstance that arises after the Effective Date of which such Party obtains knowledge and which, if existing or occurring at the Effective Date and not set forth in this Agreement or any of the Schedules, would have constituted (a) a breach of a representation or warranty of such Party contained in Article III or Article IV, as the case may be, such that the closing condition in Section 6.1 or Section 7.1, as the case may be, cannot be satisfied, or (b) a breach of Section 5.4; provided, however, that no such notification will affect the representations, warranties, covenants or agreements of such Party, the conditions to Closing of the other Party under this Agreement or the remedies available to a Party receiving such notification. Any actions of the Sale Entities occurring following the Effective Date which are expressly required by this Agreement or consented to by Buyer pursuant to Section 5.4(a) or Section 5.4(b) shall automatically be deemed to amend and update any appropriate Schedule solely with respect to the representations and warranties of Seller, and such amendment shall not be subject to, or included in, any determination of whether the provisions of Section 6.2 or Section 9.1(c) have been satisfied or are applicable; provided, that such action does not result in a Material Adverse Effect.

Section 5.6 Employee Matters.

(a) (i) Seller shall cause all Business Employees who are not Sale Entity Employees or TSA Support Employees to be transferred into a Sale Entity prior to the Closing Date; (ii) Buyer shall cause all TSA Support Employees with a primary office location immediately prior to Closing in Ohio, Utah, Wyoming, West Virginia, South Carolina or North Carolina to receive a Post-Closing Offer at least fifteen (15) Business Days prior to the completion of individual elements of Transition Services Agreement; and (iii) Buyer may, in its sole discretion, issue a Post-Closing Offer to any of the remaining TSA Support Employees, which shall be issued at least fifteen (15) Business Days prior to the completion of individual elements of the Transition Services Agreement. Each such Post-Closing Offer shall be subject to and conditioned upon Closing and completion of the individual elements of the Transition Services Agreement and the satisfaction of the Post-Closing Employer’s standard applicable pre-employment screening processes, including with respect to any applicable background checks and drug testing, which screening shall not be applied in a manner that is more stringent than as is applied to similarly-situated prospective employees of Buyer and its Affiliates. Seller and its Affiliates shall not interfere with any such employment offer or negotiations by Buyer and its Affiliates to employ any TSA Support Employee or discourage any TSA Support Employee from accepting employment with the Post-Closing Employer; provided that with respect to any Business Employee who, as of the Closing Date, is not active and is receiving wage replacement benefits (except as provided in Section 5.6(t) with respect to workers’ compensation benefits), such offer of employment shall be contingent and effective upon the employee’s return to active employment, provided such return to employment occurs within six (6) months after the Closing Date. To the extent that Buyer does not extend a Post-Closing Offer to any TSA Support Employees, and such employees are paid severance by Seller, Buyer shall reimburse Seller for the lesser of (x) the amount of such payment or (y) the amount such employee would have received if such employee had been on Post-Closing Employer’s severance programs. Notwithstanding the foregoing, Seller may, in its sole discretion, decide to keep all or any portion of the Business Employees employed with Seller and its Affiliates for a period running concurrently with the term of the Transition Services Agreement (including any extensions thereto), in which case those Business Employees kept for support will become TSA Support Employees, in order to facilitate administration of the Transition Services Agreement with respect to post-Closing services, if any, and lease such employees to Buyer during such period pursuant to the Transition Services Agreement or a separate employee leasing agreement, with Buyer reimbursing Seller for the costs of continuing to employ such employees during such period in accordance with such agreement. With respect to any such leased employee, any references in this Section 5.6 to the “Closing Date” or similar shall refer instead to the last day of such leasing period, provided that the Continuation Period for any TSA Support Employee shall be measured from the actual Closing Date rather than the end of the leasing period. Buyer shall cause each Business Employee to complete a USCIS Form I-9 at the time of employment with Post-Closing Employer.

(b) Commencing on the Closing Date and continuing through the date that is twenty-four (24) months following the Closing Date (the “Continuation Period”), and subject to Section 5.6(g) below, Buyer shall cause a Post-Closing Employer to provide to each Business Employee who becomes employed by a Post-Closing Employer (i) base pay that is no less than his or her base pay as in effect as of immediately prior to Closing, (ii) target annual cash bonus that is no less than his or her target annual cash bonus in effect as of immediately prior to Closing, and (iii) (1) various stipends, and all other compensation and benefit plans, including but not limited to 401(k) or other employee savings plan, defined benefit pension benefits and health and welfare benefits, that, in the aggregate, are no less than his or her various stipends, and all other compensation and benefit plans in effect immediately prior to the Closing; and (2) employment at a work location no more than fifty (50) miles from his or her work location as of immediately prior to the Closing, including those locations set forth in Schedule 5.6(b), except that for those TSA Support Employees with a primary work location immediately prior to Closing that is outside of Ohio, Utah, Wyoming, West Virginia, South Carolina or North Carolina, Buyer may, in its sole discretion, provide employment at any location that it determines appropriate. For the sake of clarity, the aggregate determination under clause (ii)(1) of this Section 5.6 shall be subject to the remaining provisions of this this Section 5.6 as they pertain to the benefits referenced pursuant to clause (ii)(1), and further, shall be subject to the Mirror Plan Period as outlined in Section 5.6(g).

(c) Seller shall cause any long-term incentive award granted to a Business Employee under a Seller long-term incentive plan (a “Seller LTI Award”) to vest on a pro-rata basis on the Closing Date in accordance with the terms of such plan, based on the period from the start of the vesting or performance period applicable to such award through the Closing Date. With respect to each Seller LTI Award of a Business Employee that is pro-rated in accordance with the preceding sentence, Buyer shall cause the applicable Post-Closing Employer to grant to each such Business Employee a long-term incentive award under the Post-Closing Employer’s long-term incentive plan for the remainder of the original vesting or performance period applicable to such award, with a grant-date target value no less than the grant-date target value of Seller LTI Award, pro-rated for such period.

(d) During the Continuation Period, Buyer shall cause the Post-Closing Employer to provide to each Business Employee who was classified by Seller as an officer (Vice President or above) with annual grants (such grants occurring at the time annual long-term incentive grants are made generally by Buyer) of long-term incentive awards under the Post-Closing Employer’s long-term incentive plan with target grant date values of awards for each such eligible Business Employee that are not materially less than the target grant date value of the most recent award received by the Business Employee under the Seller’s long-term incentive plan prior to the Closing.

(e) Subject to Section 5.6(g) below, if, during the Continuation Period, (i) the employment of any Business Employee is involuntarily terminated, other than for cause, (ii) such Business Employee resigns by reason of his or her relocation, without his or her consent, to a work location that is more than fifty (50) miles from the individual’s work location immediately prior to the Closing, or (iii) such Business Employee resigns after being offered a position with (1) base pay or target annual cash bonus that is less than that in effect immediately prior to Closing, or (2) other compensation and benefits that in the aggregate are less than that in effect immediately prior to Closing, Buyer shall cause the Post-Closing Employer to provide such Business Employee severance benefits that are no less than the severance benefits available to other similarly situated employees of Post-Closing Employer or its Affiliates. For any Business Employee who is an

officer (Vice President or above), the severance benefits provided pursuant to this Section 5.6(e) shall be as described in this Section 5.6(e), but as modified on Schedule 5.6(e). Notwithstanding the foregoing, any resignation in (ii) or (iii) above must occur within 90 days of the condition giving rise to the termination first occurring and the Post-Closing Employer shall have thirty (30) days to cure the condition.

(f) For any Business Employee who has entered into an Employment Continuity Agreement or other similar change-in-control or retention agreement with Seller or its Affiliate, in each case, that is listed on Schedule 5.6(f), Buyer shall cause the Post-Closing Employer to assume each such agreement as of the Closing Date and to keep such agreement, in effect for the duration of the Continuation Period.

(g) As of the Closing Date, all Business Employees shall, if applicable, be eligible to participate in and, if elected, shall commence participation in the employee benefit plans (within the meaning of Section 3(3) of ERISA), programs, policies, contracts, fringe benefits, or arrangements (whether written or unwritten), including, but not limited to, the defined contribution plan, the Buyer Pension Plan (as defined below), retiree medical plan, and retiree life plan and other welfare plans, of the applicable Post-Closing Employer or its Affiliates (collectively, “Post-Closing Employee Plans”), subject to the terms and conditions of those Post-Closing Employee Plans in effect as of the Closing Date or as thereafter modified at the sole discretion of the applicable Post-Closing Employer of its Affiliates, provided that the terms of the Post-Closing Employee Plans for the duration of the period when Seller or its Affiliate is administering payroll and employee benefits for the Post-Closing Employer under the Transition Services Agreement (“Mirror Plan Period”) shall, with respect to any Business Employee, mirror the terms of the corresponding Employee Plan providing retirement or health and welfare benefits to such Business Employee immediately prior to the Closing Date. Notwithstanding the foregoing, the terms of the Post-Closing Employee Plans with respect to a Business Employee during the Mirror Plan Period may deviate from the corresponding Employee Plan to the extent: (i) it is not administratively practical to mirror the corresponding Employee Plan; (ii) provided for under, or consistent with, the Transition Services Agreement; (iii) such deviation is immaterial; or (iv) such deviation is agreed to by the applicable Parties. The Post-Closing Employee Plans for which a Business Employee shall be eligible for the duration of the Mirror Plan Period shall be limited to the corresponding Employee Plans for which the Business Employee was eligible as of the Closing Date. To the extent Buyer maintains a Post-Closing Employee Plan with respect to which there is no corresponding Employee Plan, any Business Employee shall not be eligible to participate in such Post-Closing Employee Plan until such time as the Business Employee ceases performing services under the Transition Services Agreement.

(h) Effective as of the Closing Date, Seller shall cause all benefit liabilities and obligations under the Dominion Energy Pension Plan associated with the Business Employees as of the Closing Date (the “Assumed Pension Obligations”) to be spun-off and transferred to a pension plan sponsored by Buyer or one of its Affiliates (the “Buyer Pension Plan”) and direct assets held in Seller master pension trust (which may include assets within the meaning of Section 401(h) of the Code) to be transferred to the tax-qualified trust associated with such plan (the “Buyer Pension Trust”) in accordance with Section 414(l) of the Code with respect to the Assumed Pension Obligations. Buyer shall take any and all actions necessary, effective as of the Closing Date, to establish and maintain the Buyer Pension Plan and Buyer Pension Trust, and to

assume and to fully perform, pay and discharge, all Assumed Pension Obligations. For the avoidance of doubt, this paragraph does not bind Buyer to offer this or any particular benefit design for any ongoing period of time beyond the Closing Date (subject to the requirements of Sections 5.6(b) and (g)), and Buyer’s rights to continue, amend, and/or terminate this benefit to the maximum extent permitted by applicable Law.

(i) Effective immediately before Closing, Seller shall cause all benefit liabilities and obligations under the Dominion Energy Retiree Health & Welfare Plan associated with the Business Employees as of the Closing Date (the “Assumed Retiree Welfare Obligations”) to be spun-off and transferred to a plan providing retiree medical and life insurance benefits sponsored by Buyer or one of its Affiliates (the “Buyer Retiree Welfare Plan”) and direct assets held in the Seller’s master pension trust within the meaning of Section 401(h) of the Code to be transferred to the Buyer Pension Trust in accordance with Section 414(l) of the Code with respect to the Assumed Retiree Welfare Obligations. Buyer shall take any and all actions necessary, effective as of the Closing Date, to establish or maintain the Buyer Retiree Welfare Plan, and to assume and to fully perform, pay and discharge, all Assumed Retiree Welfare Obligations. For the avoidance of doubt, this paragraph does not bind Buyer to offer this benefit for any ongoing period of time beyond the Closing Date (subject to the requirements of Sections 5.6(b) and (g)), and Buyer shall have the rights to continue, amend, and/or terminate this benefit to the maximum extent permitted by applicable Law.

(j) Effective as of the Closing Date, (i) the Sale Entities shall cease to be participating employers in all Employee Plans sponsored by Seller or any ERISA Affiliate and (ii) all Business Employees shall cease to be active participants in all Employee Plans sponsored by Seller or any ERISA Affiliate and shall cease to accrue additional benefits under such plans for any periods from and after the Closing Date.

(k) Buyer shall cause each Post-Closing Employer to accept or cause to be accepted transfers from Seller’s or any ERISA Affiliate’s flexible spending account plan of each Business Employee’s account balances as of the Closing Date and credit such employee with such amounts under the applicable Post-Closing Employee Plan. On and after the Closing Date, Business Employees shall have no further claim for reimbursement under flexible spending account plans sponsored by Seller or any ERISA Affiliate and all claims must be submitted under the applicable Post-Closing Employee Plan, including expenses incurred prior to the Closing Date.

(l) Buyer shall cause to be provided to each Business Employee credit for prior service with Seller or any ERISA Affiliate for all purposes (including vesting, eligibility, benefit accrual or level of benefits) in all Post-Closing Employee Plans, maintained or provided by the applicable Post-Closing Employer or its Affiliates in which such Business Employees are eligible to participate after the Closing Date; provided, however, that the Post-Closing Employee Plan may exclude any such prior service credit that would result in a duplication of benefits and that any Post-Closing Employee Plans that provide for retiree welfare benefits shall exclude any such prior service credit for Business Employees who were not participating in Seller retiree welfare benefit plans as of the Closing Date.

(m) For all time-off policies maintained by Buyer or its Affiliates, Buyer shall cause each Post-Closing Employer to provide each Business Employee service credit for all years of service with Seller or its Affiliates (except to the extent any such crediting would have the effect of duplicate accruals related to the same period of service).

(n) To the extent allowable by Law, Buyer shall take any and all necessary action to cause the trustee of a defined contribution plan of Buyer or one of its Affiliates, if requested to do so by a Business Employee, to accept a direct “rollover” of all or a portion of such employee’s distribution from a defined contribution plan maintained by Seller or any ERISA Affiliate (excluding securities, but including plan loans to the extent all information requested in order to administer such loans is provided in connection with such direct rollover request) if such Business Employee elects such direct rollover within sixty (60) days following the Closing Date.

(o) Seller or each ERISA Affiliate shall take all necessary action as of the Closing to cause the defined contribution plans maintained by Seller or such ERISA Affiliate to provide for the continued repayment of any outstanding loans maintained under such plans by Business Employees according to the applicable loan repayment terms as in effect on the Closing Date.

(p) As of the Closing, Seller or each ERISA Affiliate shall take all necessary action to cause the defined contribution plans maintained by Seller or such ERISA Affiliate to fully vest the Business Employees in their account balances under such defined contribution plans.

(q) With respect to each Business Employee (including any beneficiary or the dependent thereof), Seller or each ERISA Affiliate shall retain all liabilities and obligations arising under any medical, dental, vision, life insurance or accident insurance benefit plans sponsored by Seller or such ERISA Affiliate to the extent that such liability or obligation relates to claims incurred (whether or not reported or paid) prior to the Closing Date. For purposes of this Section 5.6(q), a claim shall be deemed to be incurred (i) with respect to medical, dental and vision benefits, on the date that the medical, dental or vision services giving rise to such claim are performed, (ii) with respect to life insurance, on the date that the death occurs and (iii) with respect to accidental death and dismemberment and business travel accident insurance, on the date that the accident occurs.

(r) With respect to each Business Employee who is not actively at work and who is, as of the Closing Date, receiving any form of pay/wage continuation (including, but not limited to, short-term sickness, disability, military leave or vacation pay, but excluding any Business Employee receiving benefits under Seller’s long-term disability plan), Seller or each ERISA Affiliate shall be responsible for any such payments due prior to the Closing Date and Buyer or the applicable Post-Closing Employer shall be responsible for any payments due on or after the Closing Date, except as provided in Section 5.6(s) with respect to workers’ compensation benefits.

(s) Seller and its Affiliates shall be responsible for all workers’ compensation liabilities and obligations for Business Employees or other former employees of the Sale Entities to the extent such liabilities and obligations relate to events which occurred prior to the Closing. Buyer shall assume all workers’ compensation liabilities and obligations for Business Employees or other former employees of the Sale Entities to the extent such liabilities and obligations relate to events which occur on or after the Closing.

(t) Effective as of the Closing Date, Seller and/or each ERISA Affiliate shall be responsible for providing coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”) to any Business Employee, his or her spouse or dependent person as to whom a “qualifying event” as defined in Section 4980B of the Code has occurred prior to the Closing Date.

(u) If a plant closing or a mass layoff occurs or is deemed to occur with respect to a Sale Entity at any time on or after the Closing Date, Buyer shall be solely responsible for providing all notices required under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §2109 et seq. or the regulations promulgated thereunder or similar state Laws and for taking all remedial measures, including, without limitation, the payment of all amounts, penalties, liabilities, costs and expenses if such notices are not provided.

(v) Each eligible Business Employee shall be entitled to a prorated payment in accordance with Seller’s annual incentive plan for the period from January 1 through the Closing Date for the year in which the Closing occurs based on actual results of the applicable performance goals for that year. Buyer shall cause the applicable Post-Closing Employer to make such payments and Seller or its Affiliates shall within thirty (30) days thereafter reimburse the Post-Closing Employer for such payments. In addition, Buyer shall cause the applicable Post-Closing Employer to pay to each eligible Business Employee a prorated payment under the Post-Closing Employer’s annual incentive plan for the period from the Closing Date through December 31 of the year in which the Closing occurs. Any payment pursuant to this Section 5.6(v) shall be made not later than the payment of such annual incentive to similarly situated employees of Buyer and its Affiliates.

(w) Notwithstanding the foregoing, in the event that amounts are due and owing from Seller or its Affiliate to any Business Employee on or after the Closing Date, except those outlined in Section 5.6(v), Buyer shall cause the applicable Post-Closing Employer to make such payments and Seller or its Affiliates shall within thirty (30) days thereafter reimburse the Post-Closing Employer for such payments.

(x) Nothing in this Agreement is intended to amend any Employee Plan or affect the rights of Seller, Post-Closing Employer, Buyer, or Affiliate of any of the preceding entities to amend or terminate any Employee Plan pursuant to the terms of such plan.

(y) Other than with respect to the Assumed Pension Obligations and assets associated with the Assumed Pension Obligations and Assumed Retiree Welfare Obligations and assets associated with Assumed Retiree Welfare Obligations, Seller or each ERISA Affiliate shall retain all assets and liabilities that relate to any tax-qualified retirement plans under Section 401(a) of the Code and all assets and liabilities that relate to any voluntary employees’ beneficiary associations under Section 501(c)(9) of the Code sponsored by Seller or such ERISA Affiliates.

Section 5.7 Excluded Assets and Retained Liabilities.

(a) Notwithstanding any provision herein to the contrary, but subject to Section 5.3(c) and Section 5.10, the following assets shall be excluded from the Contemplated Transaction (the “Excluded Assets”), and Seller shall have the right at any time prior to or at the Closing to dividend, transfer, dispose of, extinguish, or otherwise exclude from the Sale Entities such assets:

(i) all trademarks, service marks, logos, domain names, social media handles and tradenames containing “Dominion” (in whole or in part), (the “Dominion Marks”), which shall remain the sole property of Seller or its Affiliates, as applicable;

(ii) other than the assets associated with the Assumed Pension Obligations and Assumed Retiree Welfare Obligations, (A) any and all interests in any Employee Plans that provide for postretirement benefits for periods of service prior to the Closing Date with respect to any Business Employee employed by Seller or its Affiliates that are (x) defined benefit pension plans subject to Title IV of ERISA or Section 412 of the Code, (y) defined contribution plans as defined in Section 3(34) of ERISA, or (z) welfare benefit plans as defined in Section 3(1) of ERISA; and (B) all assets which relate to other post-employment benefits of the Sale Entities on or prior to the Closing Date;

(iii) any overpayment or refund of Taxes owed to Seller pursuant to Section 5.3(e);

(iv) the Contracts listed on Schedule 5.7(a)(iv) (the “Excluded Contracts”);

(v) the Excluded Records; and

(vi) the Insurance Policies and all rights to premium refunds and distributions made on or after the Closing with respect thereto for periods ending on or prior to the Closing.

(b) To the extent that any proceeds relating to the Excluded Assets are received by Buyer or its Affiliates (including any Sale Entity) after the Closing, Buyer shall remit such proceeds to Seller within thirty (30) Business Days of receipt. To the extent that any proceeds relating to the Sale Entities (not including any Excluded Assets or Retained Liabilities) are received by Seller or its Affiliates (excluding any Sale Entity) after the Closing, Seller shall remit such proceeds to the applicable Sale Entity within thirty (30) Business Days of receipt.

(c) Buyer shall not assume or be obligated to pay, perform or otherwise discharge, and Seller shall assume pay, perform or otherwise discharge without recourse to Buyer, all of the following liabilities and obligations, in each case, of any kind, character or description whatsoever, whether direct or indirect, known or unknown, absolute or contingent matured or unmatured, and currently existing or hereinafter arising (the “Retained Liabilities”):

(i) any liabilities and obligations expressly retained by Seller pursuant to Section 5.6(q), Section 5.6(r), Section 5.6(s), Section 5.6(v), Section 5.6(w) and Section 5.6(y);

(ii) any and all liabilities directly resulting from the execution and consummation of the Internal Reorganization;

(iii) any and all liabilities set forth on Schedule 5.7(c)(iii); and

(iv) any and all liabilities arising from any Excluded Asset.

Except for the Retained Liabilities all liabilities of the Sale Entities will remain with the Sale Entities at the Closing.

Section 5.8 Affiliate Transactions.

(a) All intercompany transactions between any Sale Entity, on the one hand, and Seller or its Affiliates (excluding any other Sale Entity), on the other hand, shall be settled prior to, on or after the Closing in the ordinary course of business consistent with past practices; provided that any intercompany Indebtedness with any Sale Entity, on the one hand, and Seller or its Affiliates (excluding any other Sale Entity), on the other hand, shall be settled and paid off at or prior to the Closing.

(b) Except as hereafter identified and mutually agreed to by the Parties acting in good faith, all Contracts between any Sale Entity, on the one hand, and Seller or its Affiliates (excluding any other Sale Entity), on the other hand, shall be terminated on or prior to the Closing without any further liability or obligation on the part of any party thereto and without need of any further documentation following the Closing. Prior to the Closing, Seller shall, and shall cause its Affiliates to, amend the Dominion Credit Agreement to remove Questar Gas Company as a party thereunder, and to terminate all commercial paper and commercial paper programs to which the Sale Entities are a party.

(c) At or prior to Closing, at Seller’s request, Buyer shall use its reasonable best efforts to replace or provide, or cause to be replaced or provided, each of the guarantees, bonds, letters of credit and other financial assurances related to the Sale Entities set forth on Schedule 5.8(c) (the “Support Obligations”) and to cause any Support Obligations provided for by Seller or its Affiliates to be terminated (and returned to Seller) and for Seller or its Affiliates to be fully and unconditionally released from any Adverse Consequences related thereto. To the extent that, notwithstanding Buyer’s reasonable best efforts, a Support Obligation is not replaced or otherwise provided for as of the Closing, then, upon Closing, (i) Buyer shall, or shall cause its Affiliate to, provide to Seller (or its applicable Affiliate) a back-to-back guarantee from Buyer Parent, reasonably satisfactory to Seller, which guarantee shall remain in place for the duration of such Support Obligation, (ii) Buyer shall use its reasonable best efforts to, as promptly as practicable, cause such Support Obligation to be replaced or otherwise provided for and to cause Seller and its Affiliates to be fully and unconditionally released from any Adverse Consequences related thereto, (iii) Seller (or its applicable Affiliate) shall maintain such Support Obligation until the earlier of the date on which it is replaced or otherwise provided for and six (6) months after the Closing Date, and (iv) Buyer shall pay to Seller the amount set forth on Schedule 5.8(c) (the “Support Obligation Payment”) for Seller to so maintain such Support Obligation.

Section 5.9 Name of the Sale Entities; Marked Materials.

(a) Seller shall be permitted to remove all signage and similar Marked Materials containing any of the Dominion Marks prior to the Closing at its sole cost and expense. Buyer covenants and agrees to use Reasonable Efforts to take all steps necessary within ninety (90) days after the Closing to effectuate a change of the legal names for each Sale Entity, as applicable, to delete any reference to the Dominion Marks or any trademark confusingly similar thereto used therein. Buyer shall be solely responsible for any direct costs or expenses resulting from such change in use of name of the immediately preceding sentence, and any resulting notification or approval requirements. To the extent that a Sale Entity uses any Dominion Marks on any goods, stationery, signage, invoices, receipts, forms, packaging, advertising and promotional materials, product, training and service literature and materials, computer programs or like materials (“Marked Materials”) after the Closing, Buyer shall and shall cause the Sale Entities to use Reasonable Efforts to limit and minimize its use of such Marked Materials; provided that in any event, neither Buyer nor any of the Sale Entities may use any such Marked Materials after one hundred and eighty (180) days following the Closing Date, except for de minimis internal and non-public uses of any Marked Materials.

(b) Effective upon Closing, Seller, on behalf of itself and its Affiliates hereby grants Buyer and its Affiliates (including the Sale Entities) a limited, non-exclusive, non-transferable, non-sublicensable (except to third party service providers or contractors solely in connection with services provided to or on behalf of Buyer or its Affiliates in the ordinary course of business), fully-paid up, royalty-free license to use and display the Dominion Marks in the United States for no longer than one hundred and eighty (180) days immediately following the Closing, solely in connection with the operation of the Sale Entities’ businesses, including on Marked Materials and any other supplies possessed by the Sale Entities as of Closing, in each case, in substantially the same manner such Dominion Marks were used or displayed prior to the Closing Date. Any goodwill arising from the use or display of the Dominion Marks by Buyer or its Affiliates pursuant to this section inures to the benefit of Seller and its Affiliates. The license set forth in this Section 5.9(b) terminates automatically upon expiration of the one hundred and eighty (180) day period set forth herein, and Buyer and its Affiliates (including the Sale Entities) shall thereafter cease all use of the Dominion Marks, except for de minimis internal and non-public uses permitted herein.

(c) The Parties acknowledge and agree that notwithstanding anything to the contrary herein, after the Closing, the Buyer and its Affiliates (including the Sale Entities) shall not be prevented, restricted or otherwise limited from (i) stating the historical relationship between or among the Parties for informational purposes (and in a non-trademark manner), which statements are factually accurate, (ii) retaining copies of any books, records and other archival materials that, as of the Closing Date, contain or display the Dominion Marks, provided that such copies are used solely for internal or archival purposes (and not public display), or (iii) making any use or display of the Dominion Marks that would otherwise constitute “fair use” under applicable Law.

Section 5.10 Files and Records; Confidentiality.

(a) Buyer shall retain possession of the Records for a period of six (6) years after the Closing Date or such other longer time period required by Law. Without limiting the foregoing, Seller shall be entitled to retain copies of any Records. After the Closing Date, Buyer shall cause the Sale Entities to (i) provide to Seller for any reasonable purpose relating to Seller’s ownership of the Sale Entities reasonable access to the Records upon reasonable prior notice during regular business hours and (ii) permit Seller to make such extracts and copies thereof as

Seller may deem necessary. After the Closing Date, Seller shall (A) provide to Buyer for any reasonable purpose relating to Buyer’s ownership of the Sale Entities reasonable access to the Excluded Records upon reasonable prior notice during regular business hours and (B) permit Buyer to make such extracts and copies thereof as Buyer may deem necessary. For the avoidance doubt, to the extent any Excluded Record with respect to Taxes is otherwise required by Buyer to comply with applicable Tax Law, Seller and its Affiliates shall use reasonable best efforts to provide portions of the relevant Tax Returns or other information (or redacted versions) that relate to the Sale Entities. Notwithstanding the foregoing provisions of this Section 5.10(a), Buyer and Seller may withhold access, documents or information that in the reasonable judgment of Buyer or Seller would (x) waive the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections), (y) result in the disclosure of any trade secrets of third parties or (z) violate any contractual confidentiality obligations in any Contract with a third party.

(b) From and following the Effective Date, Seller shall not and shall cause its Affiliates and Representatives not to, directly or indirectly, without the prior written consent of Buyer, disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Sale Entities (the “Confidential Information”); provided, however, that the information subject to the foregoing provision of this sentence will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof) or that was independently developed by Seller without use or reference to Confidential Information or was in their rightful possession before the disclosure of the applicable Confidential Information to them. Seller agrees that it will be responsible for any breach or violation of the provisions of this Section 5.10(b) by any of its Affiliates and Representatives.

Section 5.11 Insurance.

(a) Seller shall use Reasonable Efforts to maintain, and shall cause each applicable Sale Entity to maintain, in full force and effect the Insurance Policies until the Closing, including by maintaining each applicable Sale Entity as insureds. Without limiting the rights of Buyer set forth elsewhere in this Agreement, if any claims are made or Adverse Consequences occur or are suffered prior to the Closing Date that relate to any of the Sale Entities, and such claims may be made against the Insurance Policies and are for an amount in excess of the applicable deductibles or would reasonably be likely to exceed such applicable deductible for the applicable Insurance Policies, then Seller shall use its Reasonable Efforts to, and shall cause the applicable Sale Entity to use its Reasonable Efforts to, (i) file a claim with the applicable insurance carriers and otherwise continue to pursue such claims and recover proceeds under the terms of such policies after the Closing Date and on behalf of Buyer, (ii) provide claim updates to the Sale Entities as reasonably requested, and (iii) if permitted by the applicable insurance policy, request that any insurance proceeds are paid directly to the injured party in settlement of any claims, or, if such proceeds are received by Seller or any of its Affiliates, pay such proceeds over to the applicable Sale Entities, if applicable; provided that the Sale Entities shall notify Seller promptly of any potential claim, shall cooperate in the investigation and pursuit of any claim, shall have the right to effectively associate in the pursuit of any claim, including the ability to withhold its consent to any proposed claim settlement (such consent not to be unreasonably conditioned, withheld or delayed) and the Sale Entities shall bear all out-of-pocket expenses incurred by Seller or any of its Affiliates in connection with the foregoing. Each applicable Sale Entity shall be responsible for and Buyer shall cause the applicable Sale Entity to bear any costs of deductibles under such Insurance Policy applicable to any claims made by such Sale Entity under such Insurance Policy. Seller shall cooperate in good faith with Buyer or its Affiliates to make the benefits of any Insurance Policies available to Buyer or its Affiliates.

(b) This Agreement shall not be considered an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of Seller or any of its Affiliates in respect of any insurance policy or any other contract or policy of insurance.

Section 5.12 Non-Solicit. For a period of twelve (12) months after the Closing Date, neither Seller nor any of its Affiliates shall, directly or indirectly, (a) induce, encourage or solicit any Business Employee to leave the employ of Buyer, Buyer’s Affiliates (including the Post-Closing Employer) or any Sale Entity or (b) hire or assist any other Person in hiring any Business Employee, other than a Business Employee (i) who has voluntarily separated as an employee of the Post-Closing Employer for at least sixty (60) days and who has not been solicited, directly or indirectly, by Seller or its Affiliate prior to the end of such sixty (60)-day period or (ii) who was terminated by the Post-Closing Employer; provided, that this Section 5.13 shall not apply to (A) any general mass solicitations of employment not specifically directed toward employees of Buyer, Buyer’s Affiliates (including the Post-Closing Employer) or any Sale Entity, which general solicitations are expressly permitted or (B) the hiring by Seller or its Affiliates of any Business Employee who seeks employment with Seller or its Affiliates without solicitation by Seller or any of its Affiliates. Seller acknowledges and agrees that its obligations set forth in this Section 5.13 are reasonable in scope and duration, an essential element of this Agreement and that, but for the agreement among Seller and Buyer in this Section 5.13, Buyer would not have entered into this Agreement.

Section 5.13 Financing Cooperation.

(a) Seller shall use its reasonable best efforts, and shall cause each of the Sale Entities to use their reasonable best efforts, and each of them shall use their reasonable best efforts to cause their respective representatives to use their reasonable best efforts, to provide customary cooperation, to the extent reasonably requested by Buyer in writing, in connection with the offering, arrangement, syndication, consummation, issuance or sale of any Financing or Alternative Financing obtained in accordance with this Section 5.13 (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of Seller, the Sale Entities or any of its Affiliates), including, to the extent so requested, using reasonable best efforts to:

(i) furnish promptly to Buyer the Financing Information and such other financial information regarding the Sale Entities as is reasonably requested by Buyer in connection with the Financing and reasonably available to Seller;

(ii) provide reasonable and customary assistance to Buyer and the Financing Parties in the preparation of, and provide information with respect to the Sale Entities customarily included in, (A) customary offering documents, offering memoranda, offering circulars, private placement memoranda, registration statements, prospectuses, syndication documents and other syndication materials, including information memoranda, lender and investor presentations, bank books and other marketing documents, and similar documents for any portion of the Financing and (B) materials for rating agency presentations;

(iii) cooperate with the marketing efforts of Buyer and the Financing Parties, including, to the extent applicable, obtaining representation and authorization letters and arranging for customary auditor consents for use of any Financing Information and other financial data in the marketing and offering documents;

(iv) make senior management or other appropriate personnel of the Sale Entities available, at reasonable times and locations and upon reasonable prior notice, to participate in meetings (including one-on-one conference or virtual calls with Financing Parties and potential Financing Parties), drafting sessions, presentations, road shows, rating agency presentations and due diligence sessions and other customary syndication activities, provided, at the Sale Entities’ option in consultation with Buyer, any such meeting or communication may be conducted virtually by videoconference or other media;

(v) cause the Sale Entities’ independent registered public accounting firm to provide customary assistance, provided that the independent registered public accounting firm shall not be required to provide assistance with respect to the preparation of any financial statements other than such assistance that is necessary for any capital markets transaction by the Buyer to comply with applicable securities laws, and to participate in a reasonable number of due diligence sessions;

(vi) provide customary authorization letters authorizing the distribution of Sale Entities’ information to prospective lenders in connection with a syndicated bank financing;

(vii) assist in obtaining or updating corporate and facility credit ratings;

(viii) assist in the negotiation and preparation of any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, hedging agreement, customary closing certificates and any other certificates, exhibits, schedules, letters and documents, as may be reasonably requested by Buyer, in each case as contemplated in connection with the Financing;

(ix) cooperate with internal and external counsel of Buyer or any Financing Party in connection with providing customary back-up certificates and factual information regarding any legal opinion that such counsel may be required to deliver in connection with the Financing;

(x) deliver, at least three (3) Business Days prior to Closing, to the extent reasonably requested in writing at least nine (9) Business Days prior to Closing, all documentation and other information regarding the Sale Entities that any Financing Party reasonably determines is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001, and, to the extent required by any Financing Party, a beneficial ownership certificate (substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association) in respect of any of the Sale Entities or any of their Subsidiaries that qualify as a “legal entity customer” under the Beneficial Ownership Regulation (31 C.F.R. § 1010.230);

(xi) permit use of the Sale Entities’ or their Subsidiaries’ logos in connection with the Financing, subject to Seller’s consent in all respects (not to be unreasonably withheld, conditioned or delayed); provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Sale Entities or their Subsidiaries or the Sale Entities’ or their Subsidiaries’ reputation or goodwill; and

(xii) take all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer to permit the consummation of the Financing and to permit the proceeds thereof to be made available on the Closing Date.

(b) The actions contemplated in this Section 5.13 with respect to the Financing do not and shall not (i) require such cooperation from Seller or the Sale Entities to the extent it would require Seller, the Sale Entities, any of its or their respective Subsidiaries, or any of its or their respective directors, officers, employees or stockholders (“Representatives”), to incur any monetary liability, pay any fees, reimburse any expenses, or provide any indemnity, in each case, prior to the Closing that is not contingent on the Closing or for which Buyer is not obligated to reimburse or indemnify Seller, the Sale Entities or their Subsidiaries under this Agreement, or take any actions that would cause Seller, the Sale Entities or any of their Subsidiaries to breach this Agreement or become unable to satisfy a condition to the Closing, (ii) involve any binding commitment or agreement by Seller, the Sale Entities, any of their Subsidiaries, or any of its or their Representatives (other than customary authorization and representation letters and other than other actions by officers or directors continuing employment with Buyer following the Closing that, in the case of such other actions, are contingent upon the Closing and would not be effective prior to the Closing) which commitment or agreement is not conditioned on the Closing and does not terminate without liability to Seller, the Sale Entities, any of their Subsidiaries, or any of its or their Representatives upon the termination of this Agreement, (iii) require any director, manager or officer to execute or deliver any document or instrument: (A) other than in such Person’s capacity as a director, manager or officer and solely on behalf of the applicable Sale Entity (and not in any personal capacity), (B) if such Person reasonably believes in good faith that any representation, warranty or certification contained therein is not true or (C) if such Person reasonably believes in good faith that execution or delivery of such document or instrument could result in personal liability, (iv) require such cooperation to the extent it would unreasonably interfere with the operations of the Sale Entities or create a material risk of damage or destruction to any material property or assets of the Sale Entities or any of their Subsidiaries, (v) require Seller. the Sale Entities, any of their Subsidiaries, or any of its or their Representatives to be the issuer of any securities or issue any offering document prior to Closing, (vi) require Seller, the Sale Entities, any of their Subsidiaries, or any of its or their respective Representatives to provide any information the disclosure of which is prohibited by applicable law or Contract, (vii) require Seller, the Sale Entities, any of their Subsidiaries, or any of its or their respective Representatives to take any action that will conflict with or violate the Organizational Documents of such person or any applicable Law or legal proceeding, (viii) require Seller, the Sale Entities, any of their Subsidiaries, or any of its or their respective Representatives to take any action that will result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any material benefit under any material Contract existing as of the date hereof to which Seller, the Sale Entities or any of their Subsidiaries are parties (ix) require Seller, the Sale Entities, any of their Subsidiaries, or any of its or their respective Representatives to deliver any financial information substantially in a form not customarily prepared by Seller or the Sale Entities, (x) require Seller, the Sale Entities, any of their Subsidiaries, or any of its or their respective Representatives to prepare or deliver any pro forma financial statements or (xi) require Seller, the Sale Entities, any of their Subsidiaries, or any of its or their respective Representatives to cause any financial statements or other information delivered in accordance with this Section 5.13 to meet the requirements of Regulation S-X under the Securities Act.

(c) Buyer shall, promptly on request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs incurred by Seller, the Sale Entities or their Affiliates (or their respective representatives) in connection with the cooperation required by Section 5.13(a) and shall indemnify and hold harmless Seller from and against any and all losses suffered or incurred by Seller, the Sale Entities or their Affiliates in connection with the arrangement of the Financing, any action taken by them at the request of Buyer or its representatives pursuant to this Section 5.13 and any information used in connection therewith.

(d) The Parties acknowledge and agree that the provisions contained in this Section 5.13 represent the sole obligation of Seller. the Sale Entities and their Subsidiaries, Affiliates and Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Buyer with respect to the Contemplated Transactions, and no other provision of this Agreement shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing (including the Financing) by Buyer any of its Affiliates or any other financing or other transactions be a condition to any of Buyer’s obligations under this Agreement. Notwithstanding anything to the contrary in this Agreement, the Sale Entities’ breach of any of the covenants required to be performed by it under this Section 5.13 shall not be considered in determining the satisfaction of the condition set forth in Section 6.3, unless such breach is the primary cause of Buyer being unable to obtain the proceeds of the Financing at the Closing.

(e) All non-public or otherwise confidential information regarding the Sale Entities or any of their Affiliates obtained by Buyer or its representatives pursuant to this Section 5.13 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Buyer shall be permitted to disclose such information to (i) the Financing Parties subject to their confidentiality obligations under the Debt Commitment Letter and the Definitive Agreements, (ii) to potential Financing Parties to the extent necessary and consistent with customary practices in connection with the Financing subject to customary confidentiality arrangements (including through customary “click through” arrangements or customary provisions of the Definitive Agreements), and (iii) otherwise, to the extent necessary and consistent with customary practices in connection with the Financing, subject to customary confidentiality arrangements reasonably satisfactory to the Sale Entities.

Section 5.14 Debt Financing.

(a) Buyer shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts, to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Financing Amounts no later than the Closing Date, including using reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Financing on the terms and subject only to the conditions described in the Debt Commitment Letter, including by (i) maintaining in effect the Debt Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein (including, as necessary, the “flex” provisions contained in any related fee letter) on or prior to the Closing Date, (iii) satisfying on a timely basis all conditions in the Debt Commitment Letter and the Definitive Agreements within Buyer’s control and complying with its obligations thereunder and (iv) enforcing its rights under the Debt Commitment Letter, in each case in a timely and diligent manner.

(b) In the event any portion of the Financing contemplated by the Debt Commitment Letter becomes unavailable regardless of the reason therefor, and such amount of Financing is necessary to finance the Financing Amounts, (i) Buyer shall promptly notify Seller in writing of such unavailability and the reason therefor and (ii) Buyer shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use their reasonable best efforts, to obtain as promptly as practicable following the occurrence of such event, alternative financing for any such portion from alternative sources (the “Alternative Financing”) in an amount sufficient, when taken together with cash and the other sources of immediately funds available to Buyer at the Closing to pay the Financing Amounts and that do not include any conditions to the consummation of such alternative financing that, taken as a whole, are materially more onerous to the Buyer than the conditions set forth in the Debt Commitment Letter. To the extent requested in writing by Seller from time to time, Buyer shall keep Seller informed on a reasonably current basis of the status of its efforts to arrange and consummate the Financing. Without limiting the generality of the foregoing, Buyer shall promptly notify Seller in writing if there exists any actual or threatened material breach, default, repudiation, cancellation or termination by any party to the Debt Commitment Letter or any Definitive Agreement and a copy of any written notice or other written communication from any Financing Party with respect to any actual material breach, default, repudiation, cancellation or termination by any party to the Debt Commitment Letter or any Definitive Agreement of any provision thereof. The foregoing notwithstanding, compliance by Buyer with this Section 5.14 shall not relieve Buyer of its obligations to consummate the Contemplated Transactions whether or not the Financing is available.

(c) None of Buyer nor any of its Subsidiaries shall (without the prior written consent of Seller, such consent not to be unreasonably withheld, delayed or conditioned) consent or agree to any amendment, replacement, supplement, termination or modification to, or any waiver of any provision under, the Debt Commitment Letter or the Definitive Agreements if such amendment, replacement, supplement, modification or waiver (i) decreases the aggregate amount of the Financing to an amount that would be less than an amount that would be required, when taken together with Cash held by Buyer and the Sale Entities on the Closing Date and the other sources of funds available to Buyer on the Closing Date, to pay the Financing Amounts, (ii) could reasonably be expected to prevent, materially delay or materially impede the consummation of the Contemplated Transactions, (iii) materially and adversely impacts the ability of Buyer to enforce its rights against the other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, or (iv) adds new (or materially and adversely modifies any existing) conditions to the consummation of all or any portion of the Financing; provided that Buyer may amend, replace, supplement and/or modify the Debt Commitment Letter to (x) add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties thereto who had not executed such Debt Commitment Letter as of the Effective Date or (y) increase the amount of commitments under the Debt Commitment Letter. Upon any amendment, supplement or modification of the Debt Commitment Letter, Buyer shall provide a copy thereof to Seller (with only fee amounts and other customary terms redacted, none of which redacted provisions would adversely affect the conditionality or enforceability of the debt financing contemplated by the Debt Commitment Letter as so amended, supplemented or modified to the knowledge of Buyer) and, to the extent such amendment, supplement or modification has been made in compliance with this Section 5.14(c), the term “Debt Commitment Letter” shall mean the applicable Debt Commitment Letter as so amended, replaced, supplemented or modified. Notwithstanding the foregoing, compliance by Buyer with this Section 5.14(c) shall not relieve Buyer of its obligation to consummate the Contemplated Transactions whether or not the Financing is available. To the extent Buyer obtains Alternative Financing pursuant to Section 5.14(b), or amends, replaces, supplements, modifies or waives any of the Financing pursuant to this Section 5.14(c), references to the “Financing,” “Financing Parties” and “Debt Commitment Letter” (and other like terms in this Agreement) shall be deemed to refer to such Alternative Financing, the commitments thereunder and the agreements with respect thereto, or the Financing as so amended, replaced, supplemented, modified or waived.

Section 5.15 Transition Services Agreement. Between the Effective Date and the Closing, Buyer and Seller shall cooperate in good faith to discuss and agree to mutually acceptable schedules, annexes or exhibits to the Transition Services Agreement attached hereto as Exhibit B. At the Closing, Seller and the Company shall enter into the Transition Service Agreement in substantially the form attached hereto as Exhibit B or a joinder in the form attached as Annex A to Exhibit B, as applicable, with such supplements or other changes (including as to the schedules, annexes or exhibits to the Transition Services Agreement) as are mutually agreed by the Buyer and Seller prior to the Closing. Prior to the Closing, Seller shall reasonably cooperate with Buyer’s reasonable requests to prepare to provide services under the Transition Services Agreement; provided, that Buyer shall reimburse Seller for any reasonable and documented out of pocket third-party expenses associated with such preparation in the same manner as if such services were provided under the Transition Services Agreement. For the avoidance of doubt, such expenses shall not include preparatory work done by employees of Buyer to provide services under the Transition Services Agreement.

Section 5.16 Intellectual Property Assignment and License.

(a) Seller shall (or shall cause its Affiliates to), at or prior to the Closing Date, (i) assign, transfer and deliver its or their full right, title and interest in, to and under the Assigned Marks to the Company (the “Trademark Assignment”) and (ii) execute and deliver all such other instruments and documents and take any and all other actions as may be reasonably necessary to effectuate the foregoing.

(b) Solely in the event that the PSNC Closing occurs prior to the Closing Date, effective upon the PSNC Closing and until the Closing Date, Seller, on behalf of itself and its Affiliates (including the Company if the assignment contemplated in Section 5.16(a) has been effected), hereby grants Buyer and its Affiliates (including PSNC), a worldwide, irrevocable, non-exclusive, sublicensable, fully-paid up, royalty-free license to use and display the Assigned Marks in connection with the operation of its and their businesses. Buyer and its Affiliates shall use and display the Assigned Marks in a manner that is substantially similar to the use and display of such Assigned Marks by PSNC prior to the PSNC Closing and Seller shall have the right to terminate this license to the extent Buyer fails to materially comply with this quality requirement.

(c) Solely in the event that the PSNC Closing has not occurred as of the Closing Date, effective upon the Closing Date and until the PSNC Closing, Buyer, on behalf of itself and the Company, hereby grants Seller and its Affiliates a worldwide, irrevocable, non-exclusive, sublicensable, fully-paid up, royalty-free license to use and display the Assigned Marks in connection with the operation of the business of PSNC and its Affiliates. Seller and its Affiliates shall use and display the Assigned Marks in a manner that is substantially similar to the use and display of such Assigned Marks by PSNC prior to the Closing Date and Buyer shall have the right to terminate this license to the extent Seller fails to materially comply with this quality requirement.

(d) Seller shall, at or prior to Closing, assign the domain name “questargas.com” to the Company.

ARTICLE VI

CONDITIONS PRECEDENT TO BUYER’S OBLIGATIONS

The obligation of Buyer to purchase the Interests and to take the other actions required to be taken by Buyer at the Closing under this Agreement shall be subject to the satisfaction (or waiver by Buyer), at or before the Closing, of each of the following conditions:

Section 6.1 No Injunction. No Law or Order (whether temporary, preliminary or permanent) enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect making the Contemplated Transactions illegal or otherwise enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions.

Section 6.2 Representations and Warranties. (a) The Fundamental Representations of Seller shall be true and correct in all respects as of the Effective Date and as of the Closing (with the exception of de minimis inaccuracies) as though made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), and (b) the other representations and warranties of Seller contained in Article III (and with respect to those qualified by “materiality,” “Material Adverse Effect” and similar qualifiers, without consideration of any such qualifier) shall be true and correct as of the Effective Date and as of the Closing as though made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for failures to be true and correct which have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 6.3 Performance. Seller shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Seller at or prior to the Closing.

Section 6.4 Required Regulatory Approvals. Each of the Required Regulatory Approvals shall have been obtained and shall be in full force and effect.

Section 6.5 Absence of Material Adverse Effect. Since the Effective Date, there shall not have occurred a Material Adverse Effect that is continuing.

Section 6.6 No Burdensome Condition. None of the Required Regulatory Approvals or any other approval of a Governmental Authority in connection with the Contemplated Transactions, or Law or Order enacted, promulgated, issued, entered or amended in connection with the Contemplated Transactions, shall impose or require any undertakings, terms, conditions, liabilities, obligations, commitments or sanctions (including any Remedial Actions) that constitute a Burdensome Condition.

Section 6.7 Officer’s Certificate. Buyer shall have received a certificate signed on behalf of Seller by an executive officer of Seller certifying the satisfaction by Seller of the conditions set forth in Section 6.2 (Representations and Warranties), Section 6.3 (Performance) and Section 6.5 (Absence of Material Adverse Effect).

ARTICLE VII

CONDITIONS PRECEDENT TO SELLER’S OBLIGATIONS

The obligation of Seller to sell the Interests and to take the other actions required to be taken by Seller at the Closing under this Agreement shall be subject to the satisfaction (or waiver by Seller), at or before the Closing, of each of the conditions listed below:

Section 7.1 No Injunction. No Law or Order (whether temporary, preliminary or permanent) enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority shall be in effect making the Contemplated Transactions illegal or otherwise enjoining, restraining, preventing or prohibiting consummation of the Contemplated Transactions.

Section 7.2 Representations and Warranties. (a) The Fundamental Representations of Buyer shall be true and correct in all respects as of the Effective Date and as of the Closing (with the exception of de minimis inaccuracies) as though made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), and (b) the other representations and warranties of Buyer contained in Article IV (and with respect to those qualified by “materiality,” “Buyer Material Adverse Effect” and similar qualifiers without consideration of such qualifier) shall be true and correct as of the Effective Date and as of the Closing as though made at and as of such date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except for failures to be true and correct which have not had or would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 7.3 Performance. Buyer shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing.

Section 7.4 Required Regulatory Approvals. Each of the Required Regulatory Approvals shall have been obtained at or prior to the Closing and shall be free of any material term, condition, restriction, imposed liability or other provision relating to any Seller Existing Assets and shall be in full force and effect.

Section 7.5 Officer’s Certificate. Seller shall have received a certificate signed on behalf of Buyer by an executive officer of Buyer certifying the satisfaction by Buyer of the conditions set forth in Section 7.2 (Representations and Warranties) and Section 7.3 (Performance).

ARTICLE VIII

CLOSING

Section 8.1 Time and Place of Closing. Subject to Article IX, the closing of the sale by Seller and the purchase by Buyer of the Interests (the “Closing”) shall take place remotely via the electronic exchange of closing deliveries (a) on the last Business Day of the month after the date on which all of the conditions contained in Article VI and Article VII are satisfied or waived (in each case, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions); provided, that the Closing will not take place earlier than the day that is five (5) Business Days after the date on which the last of the conditions set forth in Article VI and Article VII is satisfied or waived (in each case, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or (b) on such other date or at such other time or place as the Parties may mutually agree in good faith in writing (the date on which the Closing occurs being herein referred to as the “Closing Date”); provided, that to the extent that a Party has given notice to terminate this Agreement pursuant to Section 9.1(b), the terms of Section 9.1(b) with respect to the timing of Closing shall be applicable. The Closing shall be effective as of 11:59 p.m. Mountain Time on the Closing Date (the “Measurement Time”).

Section 8.2 Deliveries. At the Closing:

(a) Seller will deliver, or cause to be delivered, the following to Buyer:

(i) the Assignment of Membership Interests duly executed by Seller;

(ii) the officer’s certificate described in Section 6.7;

(iii) a Form W-9 properly completed by Seller (or, if Seller is a disregarded entity, the Person treated as the owner of Seller for federal Income Tax purposes);

(iv) the resignations of all directors and officers of the Sale Entities that are not Business Employees;

(v) a certificate of good standing or the equivalent of recent date for each of the Sale Entities from their respective jurisdictions of organization;

(vi) all minute books, membership interest transfer ledgers (if any), and seal (if any) of each Sale Entity in the possession of any of the Sale Entities, Seller, or any of their respective Affiliates;

(vii) two copies of a USB containing all documents posted in the virtual data room hosted by Intralinks under “Project Genoa” at any time up to, and including, the Closing Date, and a true, complete and correct index thereof;

(viii) original copies, or if unavailable copies, of each guarantee, bond, letter of credit and other financial assurance in favor of the Sale Entities that is outstanding as of the Closing;

(ix) the Transition Services Agreement, duly executed by Seller; and

(x) the Trademark Assignment, duly executed by Seller.

(b) Buyer will deliver, or cause to be delivered, the following to Seller:

(i) the Base Purchase Price required by Section 2.1(b) of this Agreement, plus the Estimated Closing Payment Amount and, if applicable, the Support Obligation Payment;

(ii) the Assignment of Membership Interests, duly executed by Buyer;

(iii) the officer’s certificate described in Section 7.5;

(iv) reasonable evidence of the replacement, termination and release or provision of back-to-back guarantees for all Support Obligations, in each case, in accordance with Section 5.8(c); and

(v) the Transition Services Agreement, duly executed by Buyer.

ARTICLE IX

TERMINATION

Section 9.1 Methods of Termination. This Agreement may be terminated and the Contemplated Transactions may be abandoned as follows:

(a) by mutual written consent of Seller and Buyer;

(b) by either of Seller, on the one hand, or Buyer, on the other hand, upon written notice to the other Party:

(i) if the Closing has not occurred on or before September 5, 2024 (the “Initial Termination Date”), provided, however, that either Buyer or Seller may elect to extend the Initial Termination Date to December 4, 2024 (the “Extended Termination

Date”), in the event the Closing has not occurred by the Initial Termination Date, due to the failure of any of the conditions set forth in Section 6.4 (Required Regulatory Approvals), Section 6.6 (No Burdensome Condition), or Section 7.4 (Required Regulatory Approvals) being met; provided that neither Seller nor Buyer may terminate this Agreement pursuant to this Section 9.1(b)(i) if it is in breach of any of its covenants or agreements and such breach has primarily caused or resulted in either (1) the failure to satisfy the conditions to its obligations to consummate the Closing set forth in Article VI or Article VII, as applicable, prior to the Termination Date or (2) the failure of the Closing to have occurred prior to the Termination Date; or

(ii) if any Law having the effect set forth in Section 6.1 or Section 7.1 shall not have been reversed, stayed, enjoined, set aside, annulled or suspended and shall be in full force and effect and, in the case of any ruling, decree, judgment, injunction or order of any Governmental Authority (each, a “Restraint”), shall have become final and non-appealable;

(c) by Buyer, if Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.2 or Section 6.3, respectively, and (ii) cannot be cured by Seller by the Termination Date or, if capable of being cured, shall not have been cured within the earlier of one (1) Business Day prior to the Termination Date and thirty (30) days following receipt of written notice from Buyer stating Buyer’s intention to terminate this Agreement pursuant to this Section 9.1(c); provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder; or

(d) by Seller, if Buyer shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.2 or Section 7.3, respectively, and (ii) cannot be cured by Buyer by the Termination Date or, if capable of being cured, shall not have been cured within the earlier of one (1) Business Day prior to the Termination Date and thirty (30) days following receipt of written notice from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 9.1(d) and the basis for such termination; provided that, Seller shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if it is then in material breach of any of its representations, warranties, covenants or other agreements hereunder.

Section 9.2 Effect of Termination.

(a) In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and have no further force or effect (other than, the penultimate sentence in Section 5.1, this Section 9.2, Article XI and any relevant definitions in Section 1.1, all of which shall survive termination of this Agreement), and, except as provided in Section 9.2(b), absent fraud or gross negligence, there shall be no liability on the part of any Party or their respective directors, officers, other representatives or Affiliates, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at Law (including at common law or by statute) or in equity); provided, however, that no Party shall be relieved or released from any liabilities or damages arising out of any material and willful breach of this Agreement prior to such termination that gave rise to the failure of a condition set forth in Article VI and Article VII, as applicable. Section 5.13(e) and the Confidentiality Agreement shall survive in accordance with its terms following termination of this Agreement.

(b) Buyer shall pay to Seller the Termination Fee within three (3) Business Days of the termination of this Agreement, if this Agreement is terminated:

(i) by Buyer or Seller pursuant to Section 9.1(b)(i) (Termination for Outside Date), and, at the time of such termination, (A) (1) the condition set forth in Section 6.6 (No Burdensome Condition) has not been satisfied with respect to one or more of the Required Regulatory Approvals or (2) any of the conditions set forth in Section 6.1 (No Injunction), Section 6.4 (Required Regulatory Approvals), Section 7.1 (No Injunction) or Section 7.4 (Required Regulatory Approvals) have not been satisfied, provided that such failure to be satisfied relates solely to a Required Regulatory Approval, and (B) all of the conditions set forth in Section 6.2 (Representations and Warranties), Section 6.3 (Performance) and Section 6.5 (Absence of Material Adverse Effect) shall have been satisfied;

(ii) by Buyer or Seller pursuant to Section 9.1(b)(ii) (Termination for Permanent Restraint), and, at the time of such termination, (A) (1) the condition set forth in Section 6.6 (No Burdensome Condition) has not been satisfied with respect to one or more of the Required Regulatory Approvals or (2) the applicable Restraint giving rise to such termination relates solely to a Required Regulatory Approval, and (B) all of the conditions set forth in Section 6.2 (Representations and Warranties), Section 6.3 (Performance) and Section 6.5 (Absence of Material Adverse Effect) shall have been satisfied; or

(iii) by Seller pursuant to Section 9.1(d) due to a material breach by Buyer of its obligations under Section 5.2 (if, and only if, such breach has primarily caused the failure of any Required Regulatory Approval to be obtained) and, at the time of such termination, the conditions set forth in Section 6.1 (except where any failure of the condition set forth in Section 6.1 to be satisfied was primarily caused by a material breach by Buyer of its obligations under Section 5.2 that has primarily caused the failure of any Required Regulatory Approval to be obtained) and Section 6.2, Section 6.3 and Section 6.5 shall have been satisfied.

(c) In no event shall Buyer be required to pay the Termination Fee on more than one occasion. Except in the event of fraud, if the Termination Fee is required to be, and is, paid pursuant to this Section 9.2, Seller’s receipt of the Termination Fee shall be the sole and exclusive remedy of Seller and its Affiliates and any of Seller’s or its Affiliates’ respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, agents and other representatives against Buyer, Buyer’s Affiliates and any of Buyer’s or its

Affiliates’ respective former, current, or future general or limited partners, shareholders, directors, officers, managers, members, agents or other representatives for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Contemplated Transactions to be consummated. Each of the Parties acknowledges and agrees that the Termination Fee is not intended to be a penalty, but rather is liquidated damages in a reasonable amount that will compensate Seller in the circumstances in which such Termination Fee is due and payable, for the efforts and resources expended and opportunities forgone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Contemplated Transactions, which amount would otherwise be impossible to calculate with precision.

ARTICLE X

INDEMNIFICATION

Section 10.1 Indemnification.

(a) Indemnification by Seller. Subject to the limitations set forth in this Article X, from and after the Closing, Seller shall, indemnify, defend and hold harmless Buyer, its Affiliates and each of their respective stockholders, members, partners, managers, officers, directors, employees, consultants, agents and representatives (the “Buyer Indemnified Parties”) from any and all Adverse Consequences actually incurred or paid by a Buyer Indemnified Party as a result of (i) any breach of any representation or warranty of Seller contained in Article III of this Agreement, (ii) any breach of any covenant or agreement of Seller contained in this Agreement, (iii) the Excluded Assets, (iv) the Retained Liabilities or (v) Indemnified Taxes.

(b) Indemnification by Buyer. Subject to the limitations set forth in this Article X, from and after the Closing, Buyer shall indemnify, defend and hold harmless Seller, its Affiliates and each of their respective stockholders, members, partners, managers, officers, directors, employees, consultants, agents and representatives (the “Seller Indemnified Parties”) from any and all Adverse Consequences actually incurred or paid by a Seller Indemnified Party as a result of (i) any breach of any representation or warranty of Buyer contained in Article IV of this Agreement, (ii) any breach of any covenant or agreement of Buyer contained in this Agreement, or (iii) any liability with respect to any Sale Entity, including those that may be incurred by Seller, whether arising before, on or after the Closing Date, except for (A) the Retained Liabilities or (B) any liability for which Seller has indemnification obligations pursuant to Section 10.1(a)(i) through (v) above.

Section 10.2 Procedure for Indemnification. Each claim for indemnification, including those claims resulting from the assertion of liability by Persons not parties to this Agreement, including claims by any Governmental Authority for penalties, fines and assessments, must be made by delivery by the Party to be indemnified (the “Indemnified Party”) to the Party responsible for the indemnification obligation (the “Indemnifying Party”) of written notice containing details reasonably sufficient to disclose to the Indemnifying Party the nature and scope of the claim, including an estimate of the amount of claimed Adverse Consequences and copies of all relevant pleadings, documents and information, within ten (10) Business Days after the Indemnified Party’s knowledge of such claim. Any failure in the delivery of such notice shall not affect the obligations of the Indemnifying Party, except to the extent that the rights and remedies of the Indemnifying Party are adversely affected or prejudiced as a result of the failure to give, or delay in giving, such notice. In the event that any Action is brought against an Indemnified Party for which the Indemnifying Party may be required to indemnify the Indemnified Party hereunder, the Action shall be defended by the Indemnifying Party and such defense shall include all appeals or reviews. The Indemnifying Party shall not make any settlement of any claims without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that such consent shall not be required if (i) the settlement does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party, (ii) the sole relief is monetary damages, which the Indemnifying Party shall pay or cause to be paid concurrently with the effectiveness of such settlement, (iii) the settlement involves a full release of the claim and (iv) the settlement does not encumber any of the assets of any Indemnified Party or impose any restriction or condition that would apply to or materially adversely affect any Indemnified Party. If the Indemnified Party withholds its consent unreasonably, the Indemnified Party shall be obligated for any future expenses and excess settlement amounts. The Indemnified Party shall fully cooperate at its expense in connection with the defense of any such claims, including, without limitation, reasonable access to the Indemnified Party’s records and personnel relating to such claim, and will have the right to participate in the defense of any claim by counsel of its own choosing and at its own expense.

Section 10.3 Survival. The representations and warranties of the Parties contained in this Agreement shall survive the Closing for a period of twelve (12) months after the Closing Date; provided, however, that (i) Tax Representations shall survive the Closing until thirty (30) days after the expiration of the statute of limitations period applicable thereto, (ii) the representations and warranties set forth in Section 3.11 (Environmental Matters) shall survive the Closing for a period of eighteen (18) months after the Closing Date, (iii) the Employee Retention Representation shall survive for the duration of any applicable Employment Continuity Agreement or other similar change-in-control or retention agreement with Seller or its Affiliate, in each case, plus any applicable statute of limitations for which an executive can bring a wage or breach of contract claim thereunder, and (iv) the Fundamental Representations of Buyer and the Fundamental Representations of Seller shall survive the Closing for a period of five (5) years after the Closing Date. The covenants and agreements of the Parties to be performed or complied with prior to the Closing shall survive the Closing for a period of sixty (60) days following the Closing, and those covenants and agreements of the Parties that by their terms are to be performed or complied with after the Closing shall survive until the date on which such covenants and agreements have been fully performed or otherwise satisfied in accordance with their terms. No Indemnifying Party shall have any liability for any claim for indemnification made pursuant to Section 10.1(a) or Section 10.1(b) by an Indemnified Party hereunder unless the Indemnified Party notifies such Indemnifying Party of such claim in writing, setting forth in reasonable detail the nature of the claim on or before the expiration of the time periods provided in the first sentence of this Section 10.3; provided that if no notice of a claim for indemnification made pursuant to Section 10.1(a) or Section 10.1(b) has been made within the time periods set forth above in this Section 10.3, then such claim for indemnification shall be waived.

Section 10.4 Exclusivity. Following the Closing, except for actual fraud or willful misconduct, the rights and remedies of Seller and Seller Indemnified Parties, on the one hand, and Buyer and the Buyer Indemnified Parties, on the other hand, for damages under this Article X are, solely as between Seller and Seller Indemnified Parties, on the one hand, and Buyer and the Buyer Indemnified Parties, on the other hand, exclusive and in lieu of any and all other rights and remedies for damages which Seller and Seller Indemnified Parties, on the one hand, and Buyer and the Buyer Indemnified Parties, on the other hand, may have under this Agreement or under applicable Laws with respect to any indemnifiable claim, and whether at common law or in equity, and each Party agrees to waive to the fullest extent permitted by applicable Law any claims with respect thereto unless specifically provided for in this Section 10.4. Notwithstanding the foregoing, a Party may bring an Action to enforce this Article X.

Section 10.5 Limitation of Claims; Mitigation. Notwithstanding anything to the contrary contained herein:

(a) Except for any indemnification obligations under Section 10.1(a)(iii), Section 10.1(a)(iv) or Section 10.1(a)(v), the maximum aggregate liability of Seller under this Agreement shall not exceed an amount equal to the Base Purchase Price (the “Cap”); provided, however, that with respect to indemnification obligations of Seller under Section 10.1(a)(i) (other than with regard to any breaches of any of the Fundamental Representations of Seller, the Employee Retention Representation or the Tax Representations), the Cap shall be an amount equal to ten percent (10%) of the Base Purchase Price. The maximum aggregate liability of Seller under this Agreement shall not exceed the Purchase Price, except for any and all Adverse Consequences actually incurred or paid by a Buyer Indemnified Party as a result of (i) the Excluded Assets or (ii) the Retained Liabilities.

(b) In no event shall Seller have any liability to Buyer in respect of any indemnification obligations under Section 10.1(a)(i) unless and until such liabilities exceed, in the aggregate, an amount equal to one and a quarter percent (1.25%) of the Base Purchase Price (the “Basket Amount”), and then only to the extent such liabilities are in excess of the Basket Amount, subject to the Cap; provided that the Basket Amount limitation shall not apply to breaches of any of the Fundamental Representations of Seller, the Employee Retention Representation or the Tax Representations.

(c) No representation or warranty made in Article III shall be deemed to be breached and no claim for indemnification pursuant to Section 10.1(a)(i) may be made unless the Adverse Consequences resulting from or arising out of any individual circumstance or occurrence that results in Adverse Consequences actually incurred or paid by a Buyer Indemnified Party exceed $1,750,000 (the “Per Claim Threshold”), and if such Adverse Consequences exceed the Per Claim Threshold, the full amount thereof (after taking into account the limitations set forth in this Article X) shall be taken into account in determining whether, and the extent to which, the Basket Amount has been met and, if the Basket Amount has been met, shall be subject to indemnification under this Article X except to the extent limited by this Section 10.5; provided that the Per Claim Threshold limitation shall not apply to breaches of any of the Fundamental Representations of Seller, Tax Representations or the Employee Retention Representation.

(d) Notwithstanding anything in this Agreement, (i) Seller shall not be liable for any Adverse Consequences actually incurred or paid by a Buyer Indemnified Party to the extent that such Adverse Consequences arose from (A) a change in accounting or Law, policy or practice made after the Closing Date or (B) any Law not in force on the Closing Date, and (ii) no Party shall be responsible for Adverse Consequences with respect to any claim which is contingent unless and until such contingent claim becomes an actual liability of the Indemnified Party and is due and payable, so long as such claim was timely submitted pursuant to Section 10.3.

(e) For purposes of calculating the amount of any Adverse Consequences indemnifiable hereunder, any reference to “material,” “materiality,” Material Adverse Effect or similar qualifier contained within such representations and warranties will be disregarded.

(f) Notwithstanding anything in this Agreement, no Party shall be liable under this Article X for an amount (i) to the extent, if any, that any Adverse Consequences giving rise to such amount results from a failure on the part of any Indemnified Party to exercise good faith in not jeopardizing or prejudicing the interests of the Indemnifying Party or (ii) unless and until all rights and remedies of an Indemnified Party under any other obligation of indemnification in its favor shall have first been exhausted, including using Reasonable Efforts to secure payment from insurance policies that provide coverage with respect to such Adverse Consequences.

(g) Notwithstanding anything in this Agreement or any applicable Law to the contrary, it is understood and agreed by each of the Parties that no stockholder, member, partner, manager, officer, director, employee, consultant, agent, representative or Affiliate of any Party hereto shall have (i) any personal liability to any Buyer Indemnified Party or Seller Indemnified Party as a result of the breach of any representation, warranty, covenant or agreement contained in this Agreement or otherwise arising out of or in connection with the Contemplated Transactions, or (ii) any personal obligation to indemnify any Buyer Indemnified Party or any Seller Indemnified Party for any claims pursuant to this Article X, and Buyer, for itself and all other Buyer Indemnified Parties, and each Seller, for itself and all other Seller Indemnified Parties, hereby waive and release and shall have no recourse against any of such Persons described in this Section 10.5(g) as a result of the breach of any representation, warranty, covenant or agreement contained herein or otherwise arising out of or in connection with the Contemplated Transactions. An Indemnified Party shall use Reasonable Efforts to mitigate all Adverse Consequences relating to an indemnifiable claim, including availing itself of any defenses, limitations, rights of contribution, and other rights at Law or equity, and shall provide such evidence and documentation of the nature and extent of such claim as may be reasonably requested by the Indemnifying Party; provided that if the Indemnified Party fails to do so, the Indemnified Party shall not be entitled to be indemnified, held harmless or reimbursed for the portion of the Adverse Consequence that reasonably could have been avoided had the Indemnified Party so complied.

(h) An Indemnifying Party’s indemnification obligations under this Article X shall be reduced (but not below zero) to the extent that the Adverse Consequences related to a claim are covered by and paid to the Indemnified Party pursuant to insurance policies that provide coverage with respect to such Adverse Consequences.

(i) An Indemnifying Party’s indemnification obligations under this Article X shall be reduced (but not below zero) to take into account any Tax benefit (whether by refund, credit against or reduction in Taxes otherwise payable) arising from the incurrence of the Adverse Consequences and actually realized by the Indemnified Party or any of its Affiliates during or before, the calendar year in which the Indemnifying Party makes a payment pursuant to this Article X. To the extent such Tax benefit is not realized during or before the calendar year in which the Indemnifying Party makes a payment pursuant to this Article X, the Indemnified Party shall remit to the Indemnifying Party the amount of any Tax benefit actually realized by the Indemnified Party or any of its Affiliates during or with respect to the two (2) calendar years following the year in which the Indemnifying Party makes such payment. For purposes of this Section 10.5(i), a Tax benefit is realized when and to the extent (i) the hypothetical Tax liability of the Indemnified Party and its Affiliates, calculated by excluding the relevant Tax deductions attributable to the Adverse Consequences exceeds (ii) the actual Tax liability of the Indemnified Party and its Affiliates calculated by taking into account the relevant Tax deductions attributable to the Adverse Consequences (and treating such deductions as the last items in such calculation). The Indemnified Party shall remit to the Indemnifying Party the amount of the realized Tax benefit within ten (10) days after the date of realization.

(j) NOTWITHSTANDING ANY PROVISION IN THIS AGREEMENT TO THE CONTRARY, EXCEPT TO THE EXTENT AWARDED BY A COURT TO A THIRD PARTY PURSUANT TO A CLAIM ASSERTED AGAINST THE INDEMNIFIED PARTY BY A THIRD PARTY, UNDER NO CIRCUMSTANCES SHALL ANY PARTY, OR ITS AFFILIATES, OR ITS OR THEIR STOCKHOLDERS, MEMBERS, PARTNERS, MANAGERS, DIRECTORS, OFFICERS, EMPLOYEES, CONSULTANTS, AGENTS OR REPRESENTATIVES, BE RESPONSIBLE OR LIABLE FOR AND NO PARTY SHALL BE ENTITLED TO SEEK, ANY INDIRECT, INCIDENTAL, PUNITIVE, EXEMPLARY, SPECULATIVE, SPECIAL OR CONSEQUENTIAL DAMAGES (INCLUDING, WITHOUT LIMITATION, DAMAGES RELATED TO DIMINUTION IN VALUE, LOST BUSINESS, LOST PROFITS, LOST REVENUE, LOST INCOME, LOSS OF USE OR BUSINESS REPUTATION OR OPPORTUNITY, LOSS OF DATA, FAILURE TO REALIZE SAVINGS OR BENEFITS, OR ANY DAMAGES BASED ON OR MEASURED BY ANY TYPE OF MULTIPLE, AND THE DEFINITION OF “ADVERSE CONSEQUENCES” IN SECTION 1.1 SHALL BE INTERPRETED TO EXCLUDE SUCH DAMAGES) ARISING UNDER THIS AGREEMENT OR THE ANCILLARY AGREEMENT, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH LOSS.

Section 10.6 Tax Treatment of Indemnity Payments. Seller and Buyer agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for Tax purposes.

Section 10.7 Waiver; Disclaimer.

(a) NOTWITHSTANDING ANYTHING IN THIS AGREEMENT TO THE CONTRARY AND EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, IT IS THE EXPLICIT INTENT OF EACH OF THE PARTIES, AND THE PARTIES HEREBY AGREE, THAT NEITHER SELLER NOR ANY OF ITS AFFILIATES OR THEIR RESPECTIVE REPRESENTATIVES HAVE MADE OR ARE MAKING ANY REPRESENTATION OR WARRANTY WHATSOEVER, EXPRESS OR IMPLIED, WHETHER AT COMMON LAW, STATUTORY OR OTHERWISE, WRITTEN OR ORAL, WITH RESPECT TO (I) THE INTERESTS, THE SALE ENTITIES OR ANY PART THEREOF, AND (II) THE ACCURACY OR COMPLETENESS OF THE INFORMATION, RECORDS, AND DATA NOW, HERETOFORE, OR HEREAFTER MADE AVAILABLE TO BUYER IN CONNECTION WITH THIS AGREEMENT (INCLUDING ANY

DESCRIPTION OF THE SALE ENTITIES, EXPENSE ASSUMPTIONS OR ENVIRONMENTAL INFORMATION, OR ANY OTHER INFORMATION FURNISHED TO BUYER BY SELLER, ITS AFFILIATES OR ANY OF THEIR RESPECTIVE REPRESENTATIVES) AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. BUYER HAS NOT EXECUTED OR AUTHORIZED THE EXECUTION OF THIS AGREEMENT IN RELIANCE UPON ANY SUCH PROMISE, REPRESENTATION OR WARRANTY NOT EXPRESSLY SET FORTH HEREIN.

(b) EXCEPT AS OTHERWISE EXPRESSLY PROVIDED HEREIN, SELLER’S INTERESTS IN THE SALE ENTITIES ARE BEING TRANSFERRED THROUGH THE SALE OF THE INTERESTS “AS IS, WHERE IS, WITH ALL FAULTS,” AND, EXCEPT FOR THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III, SELLER EXPRESSLY DISCLAIMS ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, AS TO THE CONDITION, VALUE OR QUALITY OF THE ASSETS OR OPERATIONS OF THE SALE ENTITIES OR THE PROSPECTS (FINANCIAL OR OTHERWISE), RISKS AND OTHER INCIDENTS OF THE SALE ENTITIES AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED. WITHOUT LIMITING THE GENERALITY OF THE IMMEDIATELY PRECEDING SENTENCE, EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, SELLER HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AT COMMON LAW, STATUTORY, OR OTHERWISE, RELATING TO THE CONDITION OF THE ASSETS OF THE SALE ENTITIES (INCLUDING ANY IMPLIED OR EXPRESS WARRANTY OF MERCHANTABILITY, USE, SUITABILITY OR FITNESS FOR A PARTICULAR PURPOSE, OR OF CONFORMITY TO SAMPLES OF MATERIALS, OR AS TO THE WORKMANSHIP THEREOF, OR THE ABSENCE OF ANY DEFECTS THEREIN (WHETHER LATENT, PATENT OR OTHERWISE), OR THE PRESENCE OR ABSENCE OF ANY HAZARDOUS SUBSTANCES). BUYER HAS AGREED TO RELY SOLELY AND EXCLUSIVELY UPON ITS OWN EVALUATION OF THE SALE ENTITIES, EXCEPT AS EXPRESSLY PROVIDED HEREIN. THE PROVISIONS CONTAINED IN THIS AGREEMENT ARE THE RESULT OF EXTENSIVE NEGOTIATIONS BETWEEN BUYER AND SELLER AND NO OTHER ASSURANCES, REPRESENTATIONS OR WARRANTIES ABOUT THE QUALITY, CONDITION, OR STATE OF THE SALE ENTITIES WERE MADE BY SELLER IN THE INDUCEMENT THEREOF, EXCEPT AS EXPRESSLY PROVIDED HEREIN. EXCEPT AS EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, SELLER SHALL NOT HAVE OR BE SUBJECT TO ANY LIABILITY TO BUYER OR ANY OTHER PERSON RESULTING FROM THE DISTRIBUTION TO BUYER, OR BUYER’S USE OF OR RELIANCE ON, ANY INFORMATION, DOCUMENTS OR MATERIAL MADE AVAILABLE TO BUYER IN EXPECTATION OF, OR IN CONNECTION WITH, THE CONTEMPLATED TRANSACTIONS.

ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendment and Modification. This Agreement may be amended, modified and supplemented only by written agreement of Buyer and Seller.

Section 11.2 Waiver of Compliance. Any failure of Buyer or Seller to comply with any obligation, covenant, agreement or condition contained herein may be expressly waived in writing by Seller, in the event of any such failure by Buyer, or by Buyer, in the event of any such failure by Seller, but such waiver or failure to insist upon strict compliance shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 11.3 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and may be given by any of the following methods: (a) personal delivery; (b) email transmission but only to the extent promptly followed by overnight or certified mail, postage prepaid, return receipt requested; (c) overnight or certified mail, postage prepaid, return receipt requested; or (d) next day air courier service. Notices shall be sent to the appropriate Party at its address or email address given below (or at such other address, electronic address or facsimile number for such party as shall be specified by notice given hereunder).

If to Seller, to:

Dominion Energy, Inc.

120 Tredegar Street

Richmond, Va. 23219

Attn: Carlos M. Brown, Senior Vice President, Chief Legal Officer, and General Counsel

Email: carlos.m.brown@dominionenergy.com

with a copy to (which shall not constitute notice):

McGuireWoods LLP

Gateway Plaza

800 E. Canal Street

Richmond, VA 23219

Attn: Joanne Katsantonis

Email: jkatsantonis@mcguirewoods.com

Attn: Emilie J. McNally

Email: emcnally@mcguirewoods.com

Attn: Daniel E. Howell

Email: dhowell@mcguirewoods.com

or to such other Person or address as Seller shall designate in writing.

If to Buyer to:

Enbridge Quail Holdings, LLC

c/o Enbridge (U.S.) Inc.

915 N. Eldridge Parkway, Suite 1100

Houston, Texas 77079

Attn: Chief Legal Officer

Email: legalnotices@enbridge.com

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attn: George Sampas

Email: sampasg@sullcrom.com

Attn: Audra Cohen

Email: cohena@sullcrom.com

or to such other Person or address as Buyer shall designate in writing.

All such notices, requests, demands, waivers and communications shall be deemed effective upon (a) actual receipt thereof by the addressee, (b) actual delivery thereof to the appropriate address or (c) in the case of an email transmission, confirmation of receipt by the recipient (excluding out-of-office replies or other automatically generated responses) or follow up within one (1) Business Day after email by dispatch pursuant to one of the other methods described herein.

Section 11.4 Binding Nature; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, by operation of law or otherwise, by any of the Parties hereto without the prior written consent of the other Party. Nothing contained herein, express or implied, is intended to confer on any Person other than the Parties hereto or their successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. Any assignment in contravention of the foregoing sentence shall be null and void and without legal effect on the rights and obligations of the Parties hereunder.

Section 11.5 Entire Agreement. This Agreement, including the Schedules, the Exhibits, the Ancillary Agreements and the Confidentiality Agreement, embodies the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. This Agreement, including the Schedules, the Exhibits, the Ancillary Agreements and the Confidentiality Agreement, supersedes all prior agreements and understandings among the Parties with respect to such subject matter and supersedes any letters, memoranda or other documents or communications, whether oral, written or electronic, submitted or made by (a) Buyer or its Affiliates, agents or representatives to Seller, the Sale Entities or any of their respective agents or representatives, or (b) Seller, the Sale Entities or their respective agents or representatives to Buyer or any of its agents or representatives, in connection with the bidding process which occurred prior to the execution of this Agreement or otherwise in connection with the negotiation and execution of this Agreement. No communications by or on behalf of Seller or its Affiliates, including responses to any questions or inquiries, whether orally, in writing or electronically, and no information provided in any data room or any copies of any information from any data room provided to Buyer or any other information shall be deemed to constitute a representation, warranty or an agreement of Seller or its Affiliates or be part of this Agreement.

Section 11.6 Expenses. Each Party shall pay its own expenses in connection with the negotiation of this Agreement, the performance of its obligations hereunder, and the consummation of the Contemplated Transactions, including, except as otherwise provided herein, the cost of legal, technical and financial consultants. Buyer, on the one hand, and Seller, on the other hand, shall each be responsible for the payment of fifty percent (50%) of the cost of filing applications for HSR Approval, CFIUS Clearance, State Regulatory Approvals and FCC Approval. Buyer shall be responsible for (a) the payment of Transfer Taxes for which Buyer is responsible pursuant to Section 5.3(a) and (b) all payments, costs, fees and expenses to obtain the consent of any Person whose consent is required, including those identified on Schedule 5.2(b), and Seller shall not be required to make any payments or incur any fees or similar expenses with respect thereto.

Section 11.7 Press Releases and Announcements; Disclosure. Following the issuance of the initial press releases, no press release or other public announcement or disclosure related to this Agreement or the Contemplated Transactions shall be issued or made by any Party without the prior written approval of the other Party (not to be unreasonably withheld, conditioned or delayed); provided, however, that a Party, or any of its Affiliates, may, without the prior consent of any other Party, issue or cause publication of any such press release or public announcement to the extent that such Party reasonably determines, after consultation with legal counsel, such action to be required by applicable Law, by any Governmental Authority or by the rules of a national securities exchange, in which event such Party will (i) consult with all of the other Parties regarding the timing and content of such press release or public announcement and (ii) use Reasonable Efforts to allow all of the other Parties reasonable time to comment on such press release or public announcement in advance of its issuance. Buyer and Seller shall cooperate and work in good faith to develop a joint communications plan, including a uniform response strategy, which they shall designate as the “Communications Plan”. Each Party may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications (i) are consistent with (and no more expansive than) the tone and substance of the Communications Plan or (ii) are consistent with (and no more expansive than) the tone and substance of press releases or statements that have been mutually approved by each Party.

Section 11.8 Acknowledgment. Buyer further acknowledges that (a) Buyer, either alone or together with any Persons Buyer has retained to advise it with respect to the Contemplated Transactions (the “Advisors”), has knowledge and experience in transactions of this type and in the business of the Sale Entities and is therefore capable of evaluating the risks and merits of acquiring the Interests, (b) it has relied on its own independent investigation in determining to enter into this Agreement, (c) none of Seller, the Sale Entities or any of their respective representatives or agents or any other Person has given any investment, legal or other advice or rendered any opinion as to whether the purchase of the Interests is prudent, and Buyer is not relying on any representation or warranty by Seller, the Sale Entities or their Affiliates, or any of their respective representatives or agents except as expressly set forth in Article III of this Agreement and (d) Buyer and its Advisors, if any, have had the opportunity to ask questions and receive responses concerning the Sale Entities and the terms and conditions of this Agreement.

Section 11.9 No Third-Party Beneficiaries. Except as provided in Section 11.16, Section 11.17 and Section 11.18, this Agreement is solely for the benefit of the Parties and their respective successors and permitted assigns, and this Agreement shall not otherwise be deemed to confer upon or give to any other Person any right, claim, cause of action, or other interest herein.

Section 11.10 Governing Law; Jurisdiction. This Agreement shall be construed and enforced in accordance with the Laws of the State of New York without giving effect to the choice of law principles thereof. Each Party consents to personal jurisdiction in any action brought in any court, federal or state, within the Borough of Manhattan having subject matter jurisdiction arising under this Agreement, and each of the Parties hereto agrees that any action instituted by either of them against the other with respect to this Agreement will be instituted exclusively in a court, federal or state, within the Borough of Manhattan. Each of the Parties hereto irrevocably waives the defense of an inconvenient forum to the maintenance of any such action.

Section 11.11 WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT A PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION RESULTING FROM, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE CONTEMPLATED TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.

Section 11.12 No Joint Venture. Nothing in this Agreement creates or is intended to create an association, trust, partnership, joint venture or other entity or similar legal relationship among the Parties, or impose a trust, partnership or fiduciary duty, obligation, or liability on or with respect to the Parties. Except as expressly provided herein, neither Party is or shall act as or be the agent or representative of the other Party.

Section 11.13 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Contemplated Transactions is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in order that the Contemplated Transactions be consummated as originally contemplated to the greatest extent possible.

Section 11.14 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Agreement.

Section 11.15 Specific Enforcement. The Parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the Parties agree that, if for any reason any Party shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the Party seeking to enforce this Agreement against such nonperforming Party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the Parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity.

Section 11.16 Seller Release. Effective as of the Closing, Seller, on behalf of itself, its Affiliates, and its and their respective partners, members, predecessors, directors, officers, employees, controlling persons, agents, representatives, successors and assigns (collectively, the “Seller Releasing Parties”), hereby unconditionally and irrevocably waives, releases, remises and forever discharges the Sale Entities and its and their respective partners, members, predecessors, directors, officers, employees, agents, representatives, successors and assigns (each, a “Releasee”) from any and all claims, demands and causes of action, whether known or unknown, liquidated or contingent, relating to or arising in connection with the operation of the businesses of the Sale Entities on or prior to the Closing Date; provided, however, that such release shall not operate to release any such Releasee (a) from any of the terms, conditions or other obligations under this Agreement or the Transition Services Agreement or (b) in the case of the Releasees who are or were directors, officers or employees of any Sale Entity or any of its respective Affiliates, for rights under indemnification provisions of the Organizational Documents of any such Sale Entity or Affiliate, as applicable, or directors’ or officers’ or other fiduciary liability insurance policies of any Seller Releasing Party in favor of any Releasees, and rights under any employment, stock option, bonus or other employment or compensation agreements or plans. Each of Seller, and its Affiliates acknowledges that it is aware that such Seller or Affiliate may hereafter discover facts different from or in addition to the facts which such Seller or Affiliate now knows or believes to be true with respect to the subject matter of this Agreement, but that such Seller or Affiliate intends that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts. Seller shall, and shall cause its Affiliates to, refrain from, directly or indirectly, asserting any claim or demand or commencing any Action that it knows is directly conflicting with this Section 11.16.

Section 11.17 Legal Representation. Buyer, on behalf of itself and its Affiliates, acknowledges and agrees that Seller’s Counsel has acted as counsel for Seller and its Affiliates, and that Seller reasonably anticipates that Seller’s Counsel will continue to represent Seller and its Affiliates in future matters. Accordingly, Buyer, on behalf of itself and its Affiliates, expressly consents to: (a) Seller’s Counsel representation of Seller and its Affiliates, in any post-Closing matter in which the interests of Buyer, on the one hand, and Seller or its Affiliates, on the other hand, are adverse, including any matter relating to the Contemplated Transactions or any disagreement or dispute relating thereto, and whether or not such matter is one in which Seller’s Counsel may have previously advised Seller or its Affiliates, and (b) the disclosure by Seller’s Counsel to Seller or its Affiliates, as applicable, of any information learned by Seller’s Counsel in the course of its representation of Seller or its Affiliates, as applicable, whether or not such information is subject to attorney-client privilege or Seller’s Counsel’s duty of confidentiality. Furthermore, Buyer, on behalf of itself and its Affiliates, (i) irrevocably waives any right it may have to discover or obtain information or documentation relating to the representation of Seller and its Affiliates by Seller’s Counsel in the Contemplated Transactions, to the extent that such information or documentation was privileged as to Seller or its Affiliates (“Confidential Communications”), and (ii) agrees that (A) the privilege with respect to such Confidential Communications shall remain with Seller following the Closing such that, without limiting Seller’s rights to such privilege, Seller alone shall have and maintain the right to waive the privilege, (B) if Seller’s former officers or managers leave any emails or other documents (both electronic or otherwise) that contain Confidential Communications on the servers of the Sale Entities, such occurrence shall not constitute a waiver of the attorney-client privilege or any other privilege applicable to such documents, and (C) to the extent any emails or other documents (either electronic or otherwise) containing any Confidential Communications are included in the computer server(s) of any Sale Entity or are otherwise within the records of any Sale Entity following the Closing, it will, upon discovery of any such documents, permanently delete or destroy all such emails or other documents containing such Confidential Communication and not review, disclose, or otherwise use such documents or the Confidential Communications for any purpose. Buyer, on behalf of itself and its Affiliates, further covenants and agrees that each shall not assert any claim against Seller’s Counsel in respect of legal services provided to the Sale Entities by Seller’s Counsel in connection with this Agreement or the Contemplated Transactions. If and to the extent that, at any time subsequent to Closing, Buyer or any of its Affiliates shall have the right to assert or waive any attorney-client privilege with respect to any communication between Seller or its Affiliates and any Person representing them that occurred at any time prior to the Closing, Buyer, on behalf of itself and its Affiliates, shall be entitled to waive such privilege only with the prior written consent of Seller’s Counsel and Seller.

Section 11.18 Financing Provisions. Notwithstanding anything in this Agreement to the contrary (including any other provisions of this Article XI): Seller and the Sale Entities, on behalf of itself, and their respective Subsidiaries and controlled Affiliates, and each other party hereto, on behalf of itself, its Subsidiaries and each of its controlled Affiliates, hereby: (a) agrees that any legal action, whether in Law or in equity, whether in contract or in tort or otherwise, involving the Financing Parties, arising out of or relating to, this Agreement, the Financing or any of the agreements entered into in connection with the Financing (including the Debt Commitment Letter) or any of the Contemplated Transactions or thereby or the performance of any services thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action to the exclusive jurisdiction of such court, and agrees not to bring or support any such legal action against any Financing Party in any forum other than such courts, (b) agrees that any such legal action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise provided in any agreement relating to the Financing, (c) knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action brought against the Financing Parties in any way arising out of or relating to, this Agreement or the Financing, (d) agrees that none of the Financing Parties shall have any liability to Seller or the Sale Entities or any of their respective Subsidiaries, controlled Affiliates or representatives relating to or arising out of this Agreement, the Debt Commitment Letter or the Financing, (e) agrees that only Buyer (including its permitted successors and assigns under the Debt Commitment Letter) shall be permitted to bring any claim (including any claim for specific performance) against a Financing Party for failing to satisfy any obligation to fund the Financing pursuant to the terms of the Debt Commitment Letter and that neither Seller, the Sale Entities nor any of their respective Subsidiaries or controlled Affiliates shall be entitled to seek the remedy of specific performance with respect to Buyer’s rights under the Debt Commitment Letter against the Financing Parties party thereto, (f) agrees in no event will any Financing Party be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business, or anticipated savings), or damages of a tortious nature in connection with the Financing, and (g) agrees that the Financing Parties are express third party beneficiaries of, and may enforce, any of the provisions of this Section 11.18 and that this Section 11.18 may not be amended, modified or waived without the written consent of the Financing Entities. Notwithstanding the foregoing, nothing in this Section 11.18 shall in any way limit or modify the rights and obligations of Buyer under this Agreement or any Financing Party’s obligations to Buyer under the Debt Commitment Letter.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed on the Effective Date.

SELLER:

DOMINION ENERGY, INC.

By:	/s/ Robert M. Blue
Name:	Robert M. Blue
Title:	Chair, President and Chief Executive Officer

Signature Page – Purchase and Sale Agreement

BUYER:

ENBRIDGE QUAIL HOLDINGS, LLC

By:	/s/ Michele Harrandance
Name:	Michele Harrandance
Title:	President

Signature Page – Purchase and Sale Agreement

Exhibit A

Form of Assignment of Membership Interests

To be attached.

Exhibit B

Form of Transition Services Agreement

To be attached.

Exhibit C

Illustrative Calculation of Preliminary Post-Closing Payment Amount

To be attached.

Exhibit D

Form of Buyer Parent Guaranty

To be attached.